APR 19 2004

# SECURITIES AND EXCHANGE COMMISSION
# WASHINGTON, D.C. 20549

04026551

PE
4-1-04

# FORM 6-K

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

**PCCW Limited**
(Translation of Registrant's Name Into English)

**39th Floor, PCCW Tower,**
**TaiKoo Place, 979 King's Road**
**Quarry Bay, Hong Kong**
(Address of Principal Executive Offices)

PROCESSED
APR 22 2004
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [x] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [x]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW

a year of **innovation**

Annual Report 2003



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# Corporate Profile

PCCW Limited (PCCW, or the Company) is the largest communications provider in Hong Kong and one of Asia's leading information technology and telecommunications (IT&T) players.

Hong Kong's image as a center of technology and business excellence continues to be enhanced by PCCW's innovation, especially in new generation fixed-line telephony, broadband Internet access and home entertainment, IT solutions and wireless services.

Internationally, the Company provides cutting-edge technical services to network operators and enables organizations to bring their business to Asia and take Asian business to the rest of the world.

Globally, PCCW employs approximately 12,000 staff and has points of presence in mainland China, India, Japan, Korea, Malaysia, Singapore, Taiwan, the UK and the US.

PCCW is listed on The Stock Exchange of Hong Kong Limited (SEHK: 0008) with an ADR (American Depositary Receipts) listing on the New York Stock Exchange, Inc. (NYSE: PCW).

# Milestones 2003

**July**
Guests sample a new telephone experience as PCCW unveils New Generation Fixed Line Services at the Hong Kong Academy for Performing Arts.



## January
An Extraordinary General Meeting of PCCW shareholders approved a proposal to consolidate every five PCCW shares into a single new share, effective January 8, 2003.

## February
NETVIGATOR announces expansion of its wireless broadband coverage to 200 Hong Kong Wi-Fi hotspots, enabling fast Internet access without wires at various outlets of Starbucks Coffee, Delifrance and Soho Association restaurants. Also, new applications enable PDA (personal digital assistant) users to access content from PCCW's *now.com.hk* broadband entertainment portal.

PCCW's Infrastructure division places the first phase of Residence Bel-Air apartments on the property market. The luxury residential complex is part of the Cyberport IT campus developed by PCCW for the Government of the Hong Kong Special Administrative Region.

## March
Launch of NETVIGATOR Inflight trial enables passengers on 42 Cathay Pacific aircraft to access email on their laptop computers while in flight.

PCCW is included in the *FTSE4Good Global Index* after being acknowledged as an investment that meets internationally-accepted standards of corporate responsibility.

## April
PCCW sets up communication centers at SARS (severe acute respiratory syndrome) quarantine camps to help displaced residents stay in touch with friends and family via free local telephone calls, fax and broadband Internet access. Each quarantined household receives a HK$200 prepaid phonecard for international calls.

## May
PCCW and nine non-governmental organizations launch *NetCare Campaign*, a network and video-conferencing service to enable quarantined SARS patients and isolated medical staff to keep in touch with their families.

Business NETVIGATOR transforms the threat of Internet computer virus attacks into a business opportunity by launching the Secure Broadband Service. By the end of 2003, about 7,000 customers adopted the service, with no virus infections reported.

## June
PCCW announces that MTR Corporation Chairman and Chief Executive Jack So is to become Deputy Chairman and Group Managing Director of PCCW. Mr So took up his new post in July 2003.

PCCW scores a world first by striking a data-carrying deal with China Telecommunications Corporation (China Telecom) to offer business customers a one-stop shop to connect their Hong Kong operations with locations in as many mainland China provinces as required.

PCCW acquires 13 of 15 licenses auctioned in the UK to enable wireless broadband services in the 3.4Ghz radio band. The Company later acquired the remaining two licenses in that band.

PCCW sponsors free IDD calls for the Hong Kong community to support the government's *Hello from Hong Kong* campaign, an initiative to communicate our recovery-from-SARS message overseas.

## July
New Generation Fixed Line Services are unveiled at the Hong Kong Academy for Performing Arts, marking the start of a reinvention of Hong Kong's fixed-line telephone experience.



**November**
On behalf of PCCW, Cascade's WW Chan (left) and Thomas Siu of Unihub receive BS 7799-2 certification – the most widely accepted information security management standard in the world.



**December**
So far, seven of PCCW's retail outlets have adopted a stylish new look as part of a concept that offers a highly-interactive shopping experience for Hong Kong.

PCCW-HKT Telephone Limited (HKTC) issues US$500 million of 6 percent guaranteed notes, due 2013, which are rated 'Baa2' by Moody's Investors Service and 'BBB' by both Standard & Poor's and Fitch Ratings.

## August

PCCW receives *Outstanding Award for Fighting Against SARS* in the Corporate Organization category of a recognition scheme mounted by the *Ming Pao* newspaper and Radio and Television Hong Kong.

Groundbreaking pay-TV service now Broadband TV is unveiled at the Hong Kong Convention and Exhibition Centre.

## September

Our Business eSolutions division launches the Unihub brand for all its IT business in Hong Kong and mainland China.

PCCW (Beijing) Limited (PCCW Beijing) signs an agreement with China Mobile Communications Corporation (China Mobile) to provide a nationwide management information system as part of one of the largest Enterprise Resource Management projects ever carried out in mainland China.

NETVIGATOR Inflight launches commercially, with about half the Cathay Pacific fleet equipped by year-end 2003.

## October

PCCW receives four accolades from the Hong Kong Call Centre Association, with two employees receiving individual HKCCA awards. In addition, Frost & Sullivan's Customer Value Enhancement Award for Call Centers is made in recognition of the quality of a PCCW call-center solution provided for Panasonic in China.

## November

PCCW receives British Standards Institute certificates for BS 7799-2, the most widely accepted information security management standard in the world.

PCCW Convergence is unveiled, offering busy executives simplicity, priority and mobility in their office communications. About 1,000 users from a variety of leading companies take up the service within six weeks.

TL 9000 certification is awarded to PCCW for IP-related, broadband engineering operations, supplementing the Company's TL 9000 accreditation for voice and data engineering operations.

Gartner announces the results of a network service provider survey rating PCCW first out of 20 operators in Asia in terms of quality of local access-line service.

## December

PCCW and Star announce the Hong Kong debut of Star Chinese Movies and Xing Kong TV channels – to be screened by now Broadband TV.

The PCCW Shop at Mongkok becomes the 7th to adopt an innovative design concept to provide a fresh shopping experience. Other newlook PCCW Shops are in Central, Tsuen Wan, Shatin, Causeway Bay, Tuen Mun and Tsim Sha Tsui.

# Financial Highlights

For the year ended December 31, 2003


Turnover
in HK$ million
21,959
20,112
22,550
2001
2002
2003


EBITDA*
in HK$ million
7,396
8,120
7,372
2001
2002
2003


Recurring operating cash flow#
in HK$ million
918
902
1,432
2001
2002
2003

| In HK$ million (except for loss per share) | **2003** | 2002 |
|---|---|---|
| Turnover | **22,550** | 20,112 |
| Operating profit before net gains on investments, provisions for impairment losses and restructuring costs | **4,339** | 5,212 |
| Gains on investments, net | **407** | 13 |
| Provisions for impairment losses | **(2,452)** | (534) |
| Restructuring costs | **(38)** | (311) |
| Profit from operations | **2,256** | 4,380 |
| Finance costs, net | **(2,117)** | (1,997) |
| Share of results of jointly controlled companies | **(891)** | 550 |
| Share of results of associates | **65** | 281 |
| Impairment losses on interests in jointly controlled companies and associates | **(4,464)** | (8,263) |
| Losses on disposal of interests in Joint Venture (Bermuda) No. 2 Limited and MobileOne Ltd, net | **–** | (1,433) |
| Loss before taxation | **(5,151)** | (6,482) |
| Taxation | **(1,165)** | (1,406) |
| Loss after taxation | **(6,316)** | (7,888) |
| Minority interests | **216** | 126 |
| Loss for the year attributable to shareholders | **(6,100)** | (7,762) |
| Basic and diluted loss per share | **(122.81 cents)** | (168.53 cents) |

* Please refer to Note 1 on page 37 for definition of EBITDA.

\# Please refer to the table headed "Cash Flow" on page 49 for details.

# Statement from the Chairman



Dear Fellow Shareholders,

Conditions in the telecommunications business globally and regionally were certainly difficult in 2003, while Hong Kong's own economic, political, competition and public health issues presented PCCW with a particularly challenging environment.

Despite this, the Company has emerged stronger and better placed to increase shareholder value.

On behalf of the Board, I wish to thank PCCW's people for their contribution to Hong Kong's fight against the effects of severe acute respiratory syndrome (SARS). Our people served the community through the Company's efforts to ease social and economic hardships – and many gave up their free time to work as volunteers.

In 2003, we were able to welcome Jack So to lead the management team. Jack's appointment adds depth to the Company's executive ranks, and the separation of the roles of Chairman and Chief Executive represents another step in the significant progress the Company has made in terms of good corporate governance.

Other corporate governance initiatives included the establishment of Board committees to oversee executive directors' remuneration and nomination of directors, under the chairmanship of non-executive directors.

It is pleasing to report that prospects for 2004 are encouraging. An economic recovery appears to be gathering pace in Hong Kong, and trading conditions have improved globally. China's economy continues its robust growth, while CEPA (Closer Economic Partnership Arrangement) promises stronger economic ties between Hong Kong and mainland China. With this in mind, the Company's presence in mainland China continues to expand.

As Chairman of the Company, I am diligently working on strategic matters, with the aim of making a significant and positive impact on shareholder value.

Sincerely,



**Richard Li**
Chairman
March 4, 2004

# Statement from the Deputy Chairman and Group Managing Director



- 2003 was a year of innovation for PCCW
- We continue to pay down debt and improve financial flexibility
- Management decided to make one-off impairment write-offs and remains committed to putting the Company in a position to pay a dividend
- Our home-grown broadband skills are being applied to a wireless broadband opportunity in the UK
- The listing of our property division will allow a focus on property development

It is my pleasure and privilege to have joined the Company mid-way through a year of substantial achievement. The management team has, under very difficult circumstances, focused on stabilizing the core business, revitalizing our products and services and improving the Group's financial position.

In addition, we pressed for reform of outdated telecommunications regulations in our home market, and became more active in expanding our business beyond Hong Kong.

2003 was a year of innovation for the Group, thanks to the second-half launches of our New Generation Fixed Line Services (NGFL), nOW Broadband TV and PCCW Convergence.

## 2003 Results Highlights

Solid progress was made towards achieving the Group's operational and financial goals in 2003. In particular, the quality of our balance sheet improved and was further deleveraged. Net debt was cut by HK$3,788 million to HK$29,131 million at December 31, 2003, with the Group's debt-to-EBITDA ratio improving to 4.7x in 2003 compared with 5.1x in 2002. Average debt maturity remained comfortable at about seven years.

Consolidated Group revenue for the year ended December 31, 2003 was HK$22,550 million, approximately 12 percent higher than a year ago. The increase was due to HK$4,111 million in revenue from our Residence Bel-Air property development. Excluding Residence Bel-Air, revenue fell by approximately 8 percent to HK$18,439 million. This reflected reduced turnover from our traditional telecoms services, lower revenue from other property operations and the reduction of unprofitable business operations to contain costs. The reduction was partially offset by sales growth for our broadband and IT businesses. The Group's core telecoms revenue was negatively affected by fierce competition.

Consolidated EBITDA for the 2003 fiscal year was HK$7,372 million, approximately 9 percent lower than a year ago. Residence Bel-Air delivered a minor profit after initial costs. Excluding Residence Bel-Air, we maintained EBITDA margin at 40 percent through cost containment, despite start-up costs for IT operations in mainland China and product-and-service launch expenditure in Hong Kong.

In view of changing market conditions and our focus on core business, we decided to make significant impairment provisions. Management believes this reflects the appropriate current worth of these assets and will provide a sound basis to generate value for shareholders in the future. The Group incurred approximately HK$6,954 million in aggregate, non-recurring charges against the carrying values of REACH, certain tangible and intangible assets, investments in joint-ventures and associates, and restructuring costs. I should stress that these provisions and charges have no impact on the Group's operating cash flows or its ability to repay debt. We do not now expect to incur further material impairments in 2004 and the foreseeable future.

REACH continued to operate in an extremely challenging market and sustained a net loss for the year ended December 31, 2003 of HK$1,723 million. This compares with a net profit of HK$1,174 million for the previous year. We expect REACH will continue to be affected by the oversupply of connectivity services in its major markets. PCCW has written down its investment in REACH to zero, which should eliminate the sharing of any losses that may arise at REACH in future.

As a result of the stated non-recurring charges and provisions, the Group sustained a consolidated loss attributable to shareholders of HK$6,100 million for the year ended December 31, 2003. This compares with a consolidated loss of HK$7,762 million for the previous year.

The Group recorded a profit before non-recurring items (comprising impairment provisions, net loss from disposal of investments in associates and joint-ventures and restructuring costs), and REACH, of approximately HK$1,676 million for the year ended December 31, 2003. On the same basis, profit for the previous year was approximately HK$2,041 million. The reduction was primarily due to lower operating profit from a 9 percent drop in EBITDA, partially offset by a higher net investment gain and a lower tax charge for the year. Please refer to Management's Discussion and Analysis on pages 36 to 52 for more on the Group's results.

Management remains committed to putting PCCW in a position to pay a dividend. To this end, the Group has made significant progress towards achieving our financial goals of reducing debt and achieving 'A' ratings at HKTC.

In parallel, we have begun to address technical matters to put the Company in a position to pay a dividend. These include the necessary reorganization of the Company's balance sheet. By the end of 2004, management anticipates the Company will have completed the necessary formalities to permit dividend payment, as and when the Board considers it appropriate in the future.

## Operations in 2003

Our operations in early 2003 were affected by the outbreak of SARS. Development of our IT business in mainland China almost came to a standstill. In addition, the Hong Kong economy deteriorated further. Business returned to normal later in 2003, at the time we began launching new products and services.

Significant operational achievements in 2003 included:

Unihub branding for the Group's IT competency: Our Business eSolutions division, which includes the Group's IT operations, recorded revenue of HK$2,326 million in 2003 – 4 percent higher than last year. Growth was achieved primarily in the mainland China market.

The division's IT operations were re-branded Unihub to present a clear identity. A core mainland China management team was established, with a mission to co-ordinate and grow our business across the mainland, where we believe the IT market offers attractive growth potential. Unihub China Information Technology Company Limited, which we co-own with China Telecom, commenced operations in July 2003.

New Products and Services: Our management team tackled difficult market conditions with two parallel approaches – to encourage the regulatory authority to review outdated policies, and to enhance the value of our fixed-line business.

The Group's 2003 results did not fully reflect the effect of the launch of our new products and services in the second half of 2003, but we are confident of a positive impact on our results for 2004. We have already seen improved customer retention during the last quarter of 2003, with the new services helping to suppress fixed-line customer churn and stimulate consumer broadband growth.

By the end of 2003, more than 650,000 customers had signed up for NGFL Services, representing more than 30 percent of the Group's addressable exchange lines. I am very encouraged by net fixed exchange-line loss showing a 25 percent reduction in the second half of 2003 compared with the first half. By December 31, 2003, now Broadband TV had attracted more than 200,000 existing and new NETVIGATOR customers, representing approximately 40 percent of our consumer broadband customer base. now Broadband TV has proved to be a powerful growth catalyst. The number of consumer broadband subscribers grew 22 percent from a year ago to 517,000 at the end of 2003. Our challenge now is to meet demand for equipment installation while keeping costs low.

Encouraging Results from Residence Bel-Air: Residence Bel-Air at Cyberport enjoyed remarkable sales success in 2003. The project has now pre-sold all 1,204 residential units of the first two phases and raised approximately HK$9.765 billion. The proceeds were used to fund construction costs at Cyberport, cutting net cash outflow from the Group to HK$16 million in the second half, from HK$522 million in the first half. We do not expect to make further cash investment in Cyberport, which will enhance our cash flow and ability to pay down debt. Strong demand for Residence Bel-Air units is testimony to the high quality of the project and the skills of our management team.

The listing of the Group's Infrastructure unit: We have announced our intention to list the Group's Infrastructure unit – which includes the Group's Cyberport development, property holdings and management operations – on the Stock Exchange of Hong Kong. Subject to meeting conditions inclusive of approval from shareholders, the Group's Infrastructure unit will be injected into a locally listed company, Dong Fang Gas Holdings Limited (DFG), before the end of

June 2004. The value of assets to be transferred into DFG is approximately HK$6,557 million. If the transaction goes to plan, DFG will become a listed subsidiary of PCCW, and its results and balance sheet will be included in the Group's financials. More details will be contained in an announcement dated March 5, 2004. The transaction will allow the Group's property and telecoms-related businesses to be run as separately listed companies. Our Infrastructure unit will be able to focus more sharply on its business and financial position and attract interest from property investors, which will be beneficial to DFG and its controlling shareholder, PCCW.

New Growth Business – UK Wireless Broadband: The Group made significant inroads into the UK broadband market by acquiring a national license in the 3.4 Ghz band of the radio spectrum. This should be a cost-effective investment in a market with good growth potential. Our preparations in the UK are progressing towards soft launch of services in the first half of 2004.

Reduced Costs: Total Group operating costs in 2003 decreased by 4 percent from the previous year. This was the result of implementing structural improvements, such as the formation of Cascade. More work to keep cost under control will be undertaken in 2004. In particular, we shall follow through with cost reductions at JALECO, our software games operation in Japan, and we will target efficiency gains in corporate overheads.

## Regulatory Activities

The need to campaign for regulatory policy reform was at the top of management's agenda. We believe current policies, in particular on Type II Interconnection and restrictions associated with our dominance status, are outdated and hamper investment and innovation. Accordingly, PCCW worked hard in 2003 to persuade the Government to remove such policies and return to fair competition in a free market.

In its second Type II Interconnection consultation paper, released in December 2003, the Government accepted that the policy is outdated and should be phased out to maximize investment and innovation. However, the Office of the Telecommunications Authority's (OFTA) proposed six-year phase-out period is too long, its building-by-building approach too cumbersome and the extension of unbundling to the broadband market unnecessary. We believe compulsory unbundling should end and the service should be offered on a commercial basis, as alternative networks now reach over 95 percent of all users.

PCCW has applied for its dominance status to be lifted in the business and residential fixed-line sectors on the grounds that market shares have fallen below OFTA thresholds, and that the market is now fully competitive. In response, OFTA initiated industry consultations on our applications and we responded with submissions in early 2004.

## Corporate Governance

Much work was done in 2003 to enhance the Group's overall corporate governance, which the management team takes very seriously. Key steps during the year included creation of the Group Managing Director position, separate from the post of Chairman; and establishment of Board Nomination and Remuneration Committees. Please refer to the corporate governance section on pages 29 to 35 for more information.

## Outlook for 2004

Looking into 2004, the management team is seeking to maximize the advantage afforded by our new products and services in 2003. We aim to bring more innovation to the market, while maintaining strict cost control to lift operational efficiency. We will continue to pay down debt and work towards the objective of paying a dividend.

Though we have achieved progress on regulation in 2003, it is too early to claim success – so we will continue to press the Government to accelerate reform of policies that have unfairly restricted the Group's ability to compete.

The mainland China market is a growth opportunity we are tackling through our Unihub IT services brand, while our expertise in broadband technology and marketing is being applied to a wireless broadband business opportunity in the UK. We are quietly confident that fixed wireless broadband will provide us with a breakthrough in technology and new markets – not only in the UK, but also in other geographies, including mainland China.

2004 will be full of challenges – but our management team has entered the year with confidence and a determination to succeed.



**Jack So**
Deputy Chairman and Group Managing Director
March 4, 2004

# Business Overview
## Telecommunications Services (TSS)

# New Generation Fixed Line Services



Year 2003 saw PCCW's Telecommunications Services (TSS) division begin a reinvention of the fixed-line telephone experience in Hong Kong.

With the launch of our New Generation Fixed Line Services in July 2003, the phone in the home and office entered the world of information communications technology – alongside the mobile phone, PC and handheld devices.

Then in September 2003, the Company launched its groundbreaking pay-TV service, now Broadband TV.

Phonelines into the home were empowered to deliver fast Internet access and high-quality television, as well as telephone and fax services – all at the same time.

Customers responded positively and rapidly. By year-end 2003 – a little over five months after launch – more than 650,000 residential and business lines had subscribed to New Generation Fixed Line Services. now Broadband TV too achieved early popularity, with more than 200,000 residential customers signing up for service in the four months to December 31, 2003.

The TSS division continued to revolutionize Hong Kong's telephone and Internet experience in November 2003 with the launch of PCCW Convergence.

With simplicity, priority and mobility as its watchwords, PCCW Convergence enables busy executives to optimize their office communications anywhere, anytime.

A common theme throughout our 2003 launches was the PCCW message to customers: *Accept no less!*

In starting a trend for the fixed-line phone to play a greater role in everyday Hong Kong life, PCCW experienced a slowing in churn among residential and business customers. This was evidenced by a 25 percent reduction in net line loss between the first and second halves of 2003.

In November 2003, a user survey of network service providers run by the Gartner research and advisory firm rated PCCW first out of 20 operators across Asia, including Japan, in terms of quality of local-access lines.

Gartner stated: 'PCCW was a solid provider, with top marks for reliability, performance, installation and repairs.'

The survey also rated PCCW highly in quality provision of international leased lines, international frame relay and international ATM (asynchronous transfer mode).

In mainland China, the PCITC venture involving PCCW and China Petroleum and Chemical Corporation (Sinopec) continued to serve Sinopec's IT needs in 2003, while pursuing opportunities throughout China's petrochemical industry. PCITC is 45 percent owned by PCCW, with Sinopec holding 55 percent.

Business Overview
Telecommunications Services (TSS)

The imagery that captures the all-embracing functionality of PCCW Convergence has become well known to the Hong Kong business community through our marketing campaign themed 'Orchestrating Communications in One View, One Experience'.


PCCW Convergence
Gilbert's profile: Office
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260 Items,

PCCW Convergence allows busy executives to prioritize all calls and messages at the click of a mouse – in the office or on the move. Delivered over PCCW's IP virtual private network (IP-VPN) and integrated with popular email clients, this new breed of service brings office communications together into one onscreen view – in English or Chinese.

## Local Telephony

Rather than take part in a price war, as competitors fought over market share in 2003, PCCW's strategy has been to innovate, add value and maintain high quality of service to win and retain customers.

For example, New Generation Fixed Line Services now enable customers to enjoy SMS (short messaging service) and information downloads onto large-screen phones. Our fixed-line SMS offering was the first of its kind in the world, in terms of its dual-language facility.

Another new generation service is our network-based Personal Assistant to store personal and corporate directories and dial numbers by voice command.

In addition, businesses can improve relationships with their customers by using our network's Auto Receptionist to greet and relay incoming calls.

Approximately 447,000 residential lines and 208,000 business lines subscribed to New Generation Fixed Line Services in the last five-and-a-half months of 2003 following the July launch.

By December 31, 2003, more than 70 percent of residential lines and 62 percent of business lines that had adopted New Generation Fixed Line Services were using the features.

TSS is planning to launch a cordless SMS phone in 2004 and create a fixed-line SMS culture in Hong Kong by encouraging extensive use of this new communications medium.

The division is also exploring further potential in the infotainment it delivers to phone screens, with more variety planned for 2004.

Already, customers access content as diverse as soccer gaming odds, news, weather, downloadable home-cooking menus and extracts from popular Hong Kong radio chat shows.

In transforming the fixed-line phone into a multi-application communications tool, PCCW will continue to explore potential to offer more features such as closed-user-group messaging and gaming services.

A marketing campaign themed 'Orchestrating Communications in One View, One Experience' was pitched at Hong Kong's business community following the November launch of PCCW Convergence.

This new breed of service, delivered over PCCW's IP-VPN and integrated with popular email clients, brings together fixed and mobile phones, voicemail, email and fax into one onscreen view in English or Chinese. PCCW Convergence allows busy executives to prioritize all calls and messages at the click of a mouse – in the office or on the move.

Further development of the service will include a cross-border feature for companies with business in mainland China, and a customer-owned IP-PABX solution for large enterprises.

Although year 2003 saw an overall decline in our share of the fixed-line market, progress in winning back customers showed as an increase in the numbers of residential and business-line customers returning to PCCW in the last quarter of 2003 versus 2002.

PCCW's share of the residential fixed-line market at December 31, 2003 was 73 percent, against 84 percent the previous year. Similarly, our business-line market share was 73 percent, compared to 79 percent in 2002.

Overall, Hong Kong's fixed-line market experienced a 2003 reduction in lines of just under 1 percent, compared to 2 percent the year before.

Business Overview
Telecommunications Services (TSS)


now
BROADBAND TV

## International Telecoms Services

IDD in Hong Kong has become a commodity in a fiercely competitive market. Yet PCCW grew IDD minutes by 18 percent in 2003, while maintaining market share. This was achieved by careful segmentation of the market, along with promotions to reward loyalty and boost customer retention.

## Broadband

Hong Kong boasts the world's second most developed broadband market, with PCCW able to reach all major business areas and more than 95 percent of households.

According to figures from OFTA, broadband use in Hong Kong grew by 24.4 percent in 2003 over the previous year.

In January 2004, OFTA reported that more Hong Kong people were using broadband services to access the Internet than the old-style, dial-up method.

The launch of PCCW's innovative pay-TV service, now Broadband TV, attracted a large number of customers to broadband for the first time.

At December 31, 2003, PCCW's residential broadband customer-base numbered 517,000 against 424,000 at year-end 2002.

Retail business broadband lines, which form part of the Business eSolutions portfolio, numbered 62,800 at the end of 2003, compared to 51,800 at the end of the previous year.

PCCW has maintained steady growth in business broadband customers, particularly in the SME (small to medium enterprise) sector. The strategy has been to build more value into the service to maintain pricing levels. For example, PCCW was the first player in Hong Kong to integrate anti-virus and anti-hacking features as standard to address Internet security concerns among commercial users.

The Company provided a large number of wholesale broadband access lines during 2003, and some 95 percent of Hong Kong's ISPs (Internet service providers) continued to use PCCW's broadband capacity.

### now Broadband TV

now Broadband TV was launched in September and attracted more than 200,000 customers by year-end 2003 – a period of less than four months.

Particularly popular is now Broadband TV's 'a la carte' pricing model, which allows customers to subscribe only to channels they want, with no basic monthly fee.

The service was launched with 23 channels of high-quality programming but soon expanded to more than 30 with the addition of soccer, major golf tournaments, BBC World and the Animax channel, as well as the popular Cantonese Star Chinese Movies and Xing Kong channels.

More world-class video and audio programming scheduled for 2004 will underscore now Broadband TV's commitment to variety and quality in its content offerings, as it continues to revolutionize Hong Kong's home entertainment scene.

### NETVIGATOR

This high-profile brand maintained its lead in Hong Kong's competitive ISP arena, with a market share of about 50 percent.

NETVIGATOR won *Next* magazine's Top Service Award 2003 in the ISP category – an accolade it has won every year since 1999.

Further recognition came in July from the UK technology research firm BroadGroup, which ranked *wireless.netvigator.com* the world's No.1 hotspot website and saluted its customer-friendliness.

now Broadband TV began a revolution in Hong Kong's home entertainment scene in 2003, attracting more than 200,000 customers within less than four months of launch. Quality and variety are the hallmarks of now Broadband TV's programming, some of which has been delivered to Hong Kong screens for the first time.

Particularly popular is now Broadband TV's unique 'a la carte' pricing model, which allows customers to subscribe only to channels they want.



Business Overview
Telecommunications Services (TSS)


Shopping

NETVIGATOR took to the skies when PCCW entered into a partnership to enable Cathay Pacific passengers to access email on their laptops while in flight. NETVIGATOR Inflight became available in about half the Cathay Pacific fleet by the end of 2003. Fleetwide installation should be complete by mid-2004.

## Wi-Fi Services

NETVIGATOR customers are able to access the Internet without wires in more than 200 Wi-Fi hotspots in public areas such as Hong Kong International Airport, shopping malls and hotels, plus Pacific Coffee, Delifrance and Häagen-Dazs branches.

In 2003, Wi-Fi hotspots went live at various Starbucks coffee houses, more five-star hotels and a number of key business buildings.

In addition, an agreement has been signed with the MTR Corporation to provide Wi-Fi at all stations along the Airport Express line in 2004.

In 2003, Hong Kong was able to claim the first hotspots in Asia with Bluetooth and infrared service for PDA users after PCCW installed facilities in some of its Wi-Fi locations.

## NETVIGATOR Inflight

Year 2003 also saw NETVIGATOR take to the skies as PCCW entered into a partnership to enable Cathay Pacific passengers to access email on their laptop computers while in flight.

An onboard server communicates with the Internet via satellite at frequent intervals, enabling customers to use their regular email accounts.

This innovative service was launched in September, with about half the Cathay Pacific fleet equipped with NETVIGATOR Inflight by year-end 2003. Fleetwide installation should be complete by mid-2004.

International business travellers now enjoy almost total access to NETVIGATOR while on the move – at Hong Kong International Airport by Wi-Fi, in flight with Cathay Pacific and overseas via the NETVIGATOR Internet Roaming Service from 4,800 cities in 150 countries.

## Value-added Services

During 2003, NETVIGATOR value-added service subscriptions rose to 330,000 from 250,000 the previous year.

These provide features to enable video communications, guard against undesirable material getting to youngsters, block spam and store digital images.

Some 29 percent of NETVIGATOR customers pay for one or more value-added service.

## UK Broadband

PCCW opened a new chapter in its broadband story in 2003 with the acquisition by auction of 13 licenses to provide the UK with wireless broadband services in the 3.4Ghz band of the radio spectrum.

PCCW later acquired the remaining two licenses in that band, giving the Company a nationwide footprint.

The UK company established by PCCW – UK Broadband Limited (UK Broadband) – will provide customers with instant, high-speed Internet access to their homes and offices.

The 'plug and play' technology means users will not need to erect antennas or wait for technicians to install equipment. The customer experience will be simply to buy a wireless NETVIGATOR, take it home, plug it in and use immediately.

UK Broadband (a PCCW subsidiary) is due to trial the NETVIGATOR broadband service in the second quarter of 2004. The trial area will be in southeast England and will cover approximately 400,000 homes and offices. *Our intention is to consider a national strategy, once the proposition proves to be attractive to customers.*


現在網劇
now.com.hk 獨家揭開 字典
2013ODictionary

NETVIGATOR provides a total experience in broadband home entertainment, with *now.com.hk* for PC users and now Broadband TV for television viewers. *now.com.hk* offers content tailored to appeal to young people.

PCCW's Public Fixed Wireless Access licenses cover the entire UK population, except in the Channel Islands and the Isle of Man, and were purchased for approximately HK$98 million (about US$13 million) with no rollout obligations attached.

The UK broadband market holds huge potential, with only about 11 percent of households accessing the Internet via broadband, compared with 55 percent in Hong Kong.

The highly-developed broadband market in Hong Kong has allowed PCCW to gain advanced technical and marketing expertise.

The Company will utilize those home-grown skills, as well as international bandwidth, to provide UK Broadband customers with billing, technical support and call-center services from Hong Kong.

Our UK wireless broadband experience could provide an excellent basis for expansion into other markets, including mainland China.

*now.com.hk*

PCCW's *now.com.hk* has become Hong Kong's premier broadband information and entertainment portal, with 169,500 subscribing households, as of December 31, 2003.

NETVIGATOR provides a total experience in broadband home entertainment – *now.com.hk* for PC users, and now Broadband TV for television viewers.

Launched in January 2002, *now.com.hk* has tailored its content to appeal to Hong Kong's Internet-savvy PC users at the younger end of the market.

Most of the on-demand video and channel programming is locally-sourced material in Cantonese, offering the kind of infotainment favored by Hong Kong's avid Internet users.

NETVIGATOR customers are able to sign up to *now.com.hk* online and access content streamed at 800 Kbps, enabling high-quality, full-screen program enjoyment. No installation or special software is required.

PCCW has negotiated agreements with leading content providers, which include a top Korean online games provider. In fact, *now.com.hk* is planning a range of web-based games to bring players together into a growing, interactive online community.

Current TV and radio programs, plus selected magazines, are available on demand, as well as recorded concerts, variety shows, Asian drama and a 'jukebox' offering pop music videos.

## CPE (Customer Premises Equipment)

PCCW offers a range of IT&T solutions to commercial customers via a team of account managers, while consumer customers are served through our retail outlets and 24-hour sales hotline. These also serve the needs of small-to-medium enterprise (SME) customers and carry the latest communications, data and digital products.

Provision of CPE means the Company is able to provide its customers with total solutions.

Of the 12 PCCW Shops in Hong Kong, seven have been upgraded in line with a concept designed to offer a new shopping experience. The new look combines modern decor with a systematic product-and-service display that encourages interactivity.
Major commercial CPE contracts in 2003 included provision of a communications center for the Hong Kong Science and Technology Park, an advanced communications solution for the Langham Place Hotel and a telephone system for Hong Kong Police Headquarters.

Already, **Cascade** has completed projects for customers in mainland China and southeast Asia and is pursuing contracts with a number of telecoms operators and network-reliant organizations across the Asia-Pacific region.

## Local and International Data

PCCW scored a world first in June 2003 by striking a data-carrying deal with China Telecom that opened up the whole of the Chinese mainland to business customers in Hong Kong.

The breakthrough means PCCW can offer companies a one-stop-shop package to connect their Hong Kong operations with locations in as many mainland provinces as customers require.

PCCW is now the only point of contact businesses need for every aspect of their data-carrying needs between Hong Kong and anywhere in mainland China.

Despite fierce competition in the local data market, PCCW grew bandwidth by about 15 percent, with signs of further increases in demand as the economy continues to improve.

In addition, major IP-VPN projects were undertaken in the public sector and financial services industry.

Sales of International Private Leased Circuit (IPLC) bandwidth increased to 1,592 Megabits per second (Mbps) at the end of December 2003, from 855 Mbps at the end of December 2002. Our 2003 unit prices for IPLC and other managed data products were lower than those of 2002, in line with the global market trend.

Over the year, the number of customers signing up to longer-term international data contracts increased by about 25 percent.

The Group also provides international connectivity services via its BtNAccess unit (see page 25).

## Global Business

This unit increased the size of PCCW's footprint in Asia in 2003 by winning new business from customers such as Bank of America, Microchip Technology Hong Kong Limited and Reebok International Limited. The Global Business unit offers services to customers to bring their business to Asia and carry business from Asia to the rest of the world.

In 2003, the unit focused on expanding the scope of PCCW's relationships with multinational corporations (MNCs) outside Hong Kong and pursuing international networking business across Asia.

The Company will continue to enhance its capability to serve MNCs in Asia and round the world, with help from its REACH joint-venture (see page 24). In particular, the Global Business unit is keen to explore opportunities offered by large organizations seeking to outsource their network operations in Asia.

## Cascade Limited (Cascade)

PCCW's Cascade technical services arm met its targets for 2003 by cutting costs, improving efficiencies and boosting quality, while getting into commercial shape to win business across Asia-Pacific in 2004.

Already, this wholly-owned subsidiary has completed projects for customers in mainland China and southeast Asia and is pursuing contracts with a number of telecoms operators and network-reliant organizations across the Asia-Pacific region.

Cascade was formed from PCCW's technology and engineering workforce in 2002 and launched in January 2003, since when it has served its parent's technical needs.

For example, the subsidiary was responsible for the innovative planning, development and delivery of PCCW's three major new services in 2003 – New Generation Fixed Line Services, now Broadband TV and PCCW Convergence – which have attracted enquiries from telecoms players round the world.

In 2003, Cascade delivered significant cost savings and pushed service quality metrics to near 100 percent levels. In fact, Cascade's 2003 network service performance compared very favorably with telecoms operators benchmarked as the world's best.

Amber Yeung is an engineer in Cascade's Network Planning department. Her work often involves data network design, project bidding and project management, as part of Cascade's service to PCCW and external customers.


CASCA

Business Overview
Telecommunications Services (TSS)



PCCW's Contact Centers unit is highly skilled in all forms of customer contact and has won a number of awards, including six in 2003 from the Hong Kong Call Center Association. PCCW was also responsible for the operation that won Panasonic China the 2003 Customer Value Enhancement Award for Call Centers from Frost & Sullivan.

In addition to the 3,000 PCCW staff absorbed by Cascade in 2002, the subsidiary also managed the outsourcing of about 1,600 employees into a number of sub-contractor companies. These have continued to serve PCCW while being coached to seek business from other organizations.

Cascade achieved major quality accreditations during 2003 in terms of the TL 9000 standard and BS 7799-2 certification for information security management (see Quality Accreditation, right).

## Contact Centers

PCCW runs one of Asia's largest and most sophisticated call-center operations.

More than 3,000 agents handle inbound and outbound customer calls in 15 languages from call-center setups in Hong Kong, Guangzhou, Beijing, Shanghai, Taipei and Kuala Lumpur.

This unit reaches out to PCCW's own customers to help maintain high levels of user satisfaction, while providing outsourcing solutions to serve the customers of large organizations such as banks, airlines and manufacturers.

The operation is highly skilled in all forms of customer contact and has won a number of awards, including six in 2003 from the Hong Kong Call Centre Association.

PCCW was also responsible for the operation that won Panasonic China the 2003 *Customer Value Enhancement Award for Call Centers* from Frost & Sullivan.

## Quality Accreditation

PCCW has achieved the highest level of quality accreditation among telecoms operators in Asia-Pacific.

In December 2003, the Company was awarded TL 9000 certification for its IP-related broadband engineering operations. This added to PCCW's existing TL 9000 accreditation for engineering operations supporting voice and data services.

TL 9000 is tailormade for the telecoms industry and incorporates all the requirements of the ISO 9000 international quality standard.

In November 2003, PCCW was awarded BS 7799-2 certification, which is the most widely-accepted information security management standard in the world. The award meant PCCW was in possession of four of Hong Kong's total of 13 BS 7799 certifications across all industries.

In addition, Cascade, PCCW Beijing and PCCW's Unihub were granted special Associate Consulting Partner status. This means they can offer services to organizations to help them achieve BS 7799 certification, which is aligned with the international ISO 17799 standard.
The Company holds a number of other certifications and accolades, including Customer Service Excellence Awards from the Hong Kong Association of Customer Service Excellence.

## Regulatory Developments

The Group's results are influenced by various policies established by the Hong Kong Government and the regulator. Other influences include agreements with the government and market forces.

These government policies include compulsory provision to competitors of our local-loop assets (phonelines into homes and businesses), the regulation of PCCW as a dominant provider of residential and business-line services and other retail and wholesale matters.

### Wholesale services

PCCW continued to provide network-to-network interconnection to other telecoms providers in 2003, with some per-minute interconnection rates being lowered.

PCCW provides ISPs with bandwidth services, and Fixed Telecommunications Network Services (FTNS) competitors with access to 'last mile' phonelines between exchanges and customers – known as 'local-loop unbundling'.

Running one of Asia's largest and most sophisticated call-center operations, **PCCW's Contact Centers** unit is responsible for more than 3,000 agents handling inbound and outbound customer calls in 15 languages from call-center setups in Hong Kong, Guangzhou, Beijing, Shanghai, Taipei and Kuala Lumpur.

Interconnection and unbundled local-loop services are provided to competitors on a non-discriminatory basis. The Group offers wholesale ISP access and broadband unbundled local-loop service by way of tariffs. Determination proceedings relating to broadband unbundled local-loop with other fixed-network operators are in abeyance pending the outcome of a consultation initiated in May 2003 to review the policy of compulsory unbundling.

In December 2003, the Government released a further consultation paper in which it indicated that, as a preliminary conclusion, it would end the compulsory fixed-line unbundling policy after a transition period. This consultation should be completed, with a final determination made by mid-2004.

### 2003 Fixed telecommunications network services market liberalization

Full market liberalization was implemented by OFTA on January 1, 2003 in the local and external (cross-border) fixed-telecoms network service markets. In the local market, no pre-set limit exists for the number of licenses to be issued, and license applications are not subject to any time limit. OFTA will not consider fixed-carrier licenses for applicants who intend to rely on interconnection and wholesale services using infrastructure owned by other operators. In the external market, new licensees now have the option of being facilities or service based.

### Licensing regime

In-building telecoms systems are now authorized under a class license regime by which a building's owner is automatically licensed to establish, maintain and operate an in-building telecoms system within common parts of a building and to provide telecoms services within the building. No public telecoms service can be provided. As a fixed telecoms operator, HKTC continues to enjoy the right to building access and to interconnect with in-building systems on a non-discriminatory basis.

The Wireless LAN (Local Area Network) – known as Wi-Fi – class license was implemented in 2003, allowing operators meeting the license criteria to provide Wi-Fi services that do not cross a public street.

### Merger and Acquisition Bill

The Telecommunications (Amendment) Bill 2002 became law in 2003 to deal specifically with merger-and-acquisition activities in Hong Kong's telecommunications network sector. The new law gives the Telecommunications Authority the power to review mergers and acquisitions concerning carrier licensees and to take appropriate action when it is of the opinion that the transaction would substantially lessen competition in the market. The law will become operational once merger guidelines are finalized in 2004.

### Retail pricing flexibility

PCCW has been granted non-dominant status in respect of all IDD routes, as well as in the provision of external bandwidth services and broadband services.

A large number of new tariffs and tariff changes were made during the year. Rates were revised to address competition, to enhance operations and to support further network investment. These tariffs also included a variety of promotions and loyalty programs.

PCCW continues to seek a streamlined tariff-review process, as well as greater pricing flexibility over fixed-line service offerings for which it is currently classified as dominant.

A significant event in 2003 centered on an application from PCCW after which the Competition Appeals Board quashed an OFTA decision to reject a discount proposal from the Company.

In August 2003, PCCW made a filing with OFTA to seek non-dominant status in the provision of business line (BDEL) services. In October 2003, PCCW filed a similar application in respect of residential line (RDEL) services. Consultations for these filings have been initiated and should be completed in 2004.

Business Overview

# Business eSolutions

## IT Excellence under a New Brand


香港永久性居民身份證
HONG KONG PERMANENT IDENTITY CARD
葉有成
YIP, Yau Shing
2814 2589 2052
出生日期 Date of Birth
01-01-1979
男 M
***AZ
簽發日期 Date of Issue
(01-90)
28-06-03
C688688(0)

**UniHub**

*Information technology (IT) expertise held by our Business eSolutions division forms the spearhead of PCCW's activities in mainland China, where the IT services market grew by 8 percent last year, according to Gartner.*

A major branding exercise in 2003 resulted in the name Unihub, which will serve to identify all PCCW's IT business in Hong Kong and China.

IT skills honed in Hong Kong form the basis of Unihub's offer to businesses and organizations throughout mainland China.

Perhaps the greatest showcase example of those skills was the development of the Hong Kong Government's SMARTICS ID card system. This much-publicized project is fast becoming the envy of the world, as a number of nations express interest in how it was done.

PCCW provided the innovation behind SMARTICS, as well as leading the consortium to design, build and operate the system.

Meanwhile, a major exercise for China Mobile has demonstrated that Unihub is able to roll out solutions in mainland China on a nationwide scale, which presents many challenges in terms of logistics and cultural diversity across the provinces.

The project will see the completion of a nationwide management information system in 2004 – one of the largest such projects ever undertaken in mainland China – underscoring Unihub's reputation as a total business solutions provider.

Other Unihub projects in mainland China include a credit-card 'back office' processing system for the Bank of China, plus a flight-information display solution at Xiamen Airport and a traffic-management control system for Shanghai's busy seaport.

Gartner forecasts that by 2007, the mainland China and Hong Kong IT services market will be worth more than US$9.3 billion, with compound annual growth of 14 percent for the period 2003 to 2007.

Also in 2003, PCCW joined with China Telecom to form Unihub China Information Technology Company Limited (UCIT) to provide IT solutions to large organizations in mainland China.

UCIT began negotiations with China Telecom's CTSI systems-integration arm at the end of 2003. The intention is to provide outsourcing services to CTSI and embrace most of CTSI's IT expertise. The move will double UCIT's size and capability, transforming it into one of China's most formidable systems-integration players.

UCIT will absorb CTSI's existing customers, revenues and infrastructure and will acquire its systems-integration know-how.

As part of the agreement, UCIT will be able to serve China Telecom's own systems-integration needs. UCIT will take over all outstanding CTSI business, amounting to some RMB40 million (about US$5 million) in contract value.

Back in Hong Kong, other Unihub contracts included a Human Resources Management and Financial Management System for the Hong Kong Council of Social Service. These are typical of the kind of IT projects outsourced by governments that Unihub plans to pursue.

Unihub is made up of about 2,000 IT professionals who specialize in a range of technologies and are backed by a network of technology partners.

Among its many accreditations, including ISO 9001 for IT services and CMM Level 4 for software engineering excellence, Unihub was awarded BS 7799-2 certification in November 2003. This is the most widely-accepted information security management standard in the world (see page 18). Unihub also operates one of the largest data center operations in Hong Kong, based on its premium service brand *Power***b@se**.

**LEFT:** One of the greatest showcase examples of PCCW's IT skills is the Hong Kong Government's SMARTICS ID card system, which has prompted enquiries from a number of nations wanting to know how it was done.
**RIGHT:** An example of the growing number of Unihub projects in mainland China is the traffic-management control system built for Shanghai's busy seaport.



This award-winning operation offers full resilience for critical business applications and reliable Internet-exchange connectivity for local, regional and international customers. Unihub is also able to design and build data centers and serve outsourcing needs.

The Internet data center market in Hong Kong was weakened by tough economic conditions in early 2003, but signs of a recovery are sparking an increase in demand from the business community.

Accreditations and awards include a SunTone Certificate for quality data center operations and processes. In December 2003, PCCW was named as the Gold Performer in Hosting and Data Center Services by *Asia Computer Weekly*.

## PCCW Directories Limited

PCCW Directories Limited (PCCW Directories) is a wholly-owned subsidiary of PCCW and one of Asia's directory market leaders.

As the official publisher of the Hong Kong Yellow Pages, White Pages, Fax Directory and a series of trade and professional directories, PCCW Directories also hosts and operates online services at *yp.com.hk*.

In 2003, average monthly page views online increased by 23 percent to 16 million, while the number of individual visitors per month increased by 22 percent over the previous year to 211,249.

The total number of advertisers using our print and Internet directories dropped in 2003 because of unfavorable economic conditions in the first half-year. Meanwhile, volume of all our print advertising publications in Hong Kong rose 15 percent to 1,795,000 copies.

In October 2003, PCCW Directories launched three new trade and professional directory titles – the *Hong Kong Transportation and Logistics Directory*, the *Electronics Directory* and the *Electronic Components Directory* for industry manufacturers and buyers in mainland China and Hong Kong.

*Fun in Hong Kong* was launched in September 2003 to capture the lucrative advertising market arising from easier passage into Hong Kong for mainland China residents.

November 2003 saw the launch of the *ypcard.yp.com.hk* website to explain how YP cards enable consumers to take advantage of special offers and promotions from more than 1,500 merchant outlets.

A full-scale launch of YP cards took place in February 2004, together with distribution of the *Yellow Pages Consumer* directory to reach more than 1 million consumers.

In early 2004, PCCW Directories and Yahoo! Hong Kong announced the launch of the Yahoo! Yellow Pages Website (*http://yp.yahoo.com.hk*) and Yahoo! YP Card at Yahoo! Hong Kong's website.

The new website integrates the Internet Yellow Pages classified database with Yahoo! Hong Kong's search engine and platform. The result is wide-ranging company information and special offers for Internet audiences in Hong Kong and worldwide.

Business Overview
# PCCW Infrastructure

## A Year of Sales Success

**BELOW AND RIGHT:** Residence Bel-Air at the Cyberport complex sets a new standard for luxury apartment accommodation in Hong Kong, offering an innovative lifestyle concept.
**FAR RIGHT:** Comprising 2 million square feet of office, retail, diplomatic and residential real estate, Pacific Century Place in Beijing is one of the premium-grade investment properties in the PCCW Infrastructure portfolio.






CENTURY PLACE
太平洋百貨

Year 2003 will be remembered as a year of sales success for PCCW Infrastructure.

By early 2004, the division had sold 1,204 luxury apartments at Residence Bel-Air – part of Hong Kong's Cyberport project – for approximately US$1.25 billion.

Pre-sale proceeds in 2003 are sufficient to cover all construction costs for future phases of the development. The Company expects to see its investment, plus returns, flowing back from the project from 2004 onwards.

PCCW Infrastructure handles all property development, investment and facilities-management functions for the Group.

Cyberport is a multi-use campus for IT companies – developed by PCCW for the Hong Kong Government – and was the highest-profile feature of the division's portfolio in 2003.

This low-density project comprises commercial, retail, hotel, entertainment and residential facilities and is designed to attract and nurture information technology (IT) and information systems (IS) industry players.

Despite the subdued property market in early 2003 – further dampened by the war in Iraq and the impact of SARS – PCCW Infrastructure scored a 100 percent success rate in selling more than 1.9 million square feet of residential real estate by early 2004.

Residence Bel-Air sets a new standard for luxury apartment accommodation in Hong Kong, offering an innovative lifestyle concept enjoyed by its international community.

Meanwhile, other elements of the Cyberport project are nearing completion, including Le Meridien Cyberport Hotel, which should be open for business in early 2004, and a shopping mall.

PCCW Infrastructure owns a portfolio of premium-grade investment properties, such as the 2-million-square-feet office, retail, diplomatic and residential Beijing city-center complex Pacific Century Place. The division's portfolio also includes the 42-storey PCCW Tower office building in Hong Kong's Quarry Bay.

In 2003, the PCCW Infrastructure division recorded high occupancy rates for Pacific Century Place and PCCW Tower. Both properties house a number of multinational corporation tenants.

PCCW Infrastructure's facilities-management service provides essential support to the Group's IT and communications network, as well as to the investment property portfolio and other premises occupied by the Group.

On March 7, 2004, PCCW announced its intention that the PCCW Infrastructure division should become part of a separate listed company to be majority owned by PCCW. More detail can be found in Note 40(g) to the financial statements.

Business Overview

# Asia and Beyond (Others)

# A world of Connections

## REACH

As one of the region's largest wholesale global carriers of voice and data, REACH connects Asia with the rest of the world.

This 50:50 joint-venture between PCCW and Australia's Telstra Corporation Limited (Telstra) acts as carriers' carrier to some 300 telecoms operators and service providers round the world.

REACH enables access to more than 240 countries and territories, has operating licenses and landing rights in most Asian markets – as well as in the US and the UK – and holds more Type-1 (carrier) licenses than any other player in Asia.

Viewed as a strategic business by its two shareholders, REACH started an overhaul of its operations in 2003, concentrating on financial discipline, core competencies and creating a customer-centric organization.

The company re-appraised major areas of expenditure, such as transmission, repair and maintenance, rents, third-party support contracts and administrative and day-to-day expenses.

A project to improve customer experience sparked a number of initiatives such as a revamp of the pre- and post-sales process, dedicated service engineers for serving the company's top customers and a multi-featured online service center to give customers better control of the service they receive.

Looking to the future, a new customer-satisfaction research program will ensure REACH focuses on areas marked for improvement by customers, as it continues to operate in a long-haul market challenged by a glut in capacity and downward pressure on price. These very difficult conditions led to REACH reporting a loss for 2003.

On March 4, 2004, PCCW announced that it had written down its investment in REACH to zero (for more detail, please refer to Management's Discussion and Analysis on page 36).

As part of a refinancing move in 2003, PCCW and Telstra each committed to purchasing 90 percent of their international capacity from REACH for a set period at rates benchmarked against prevailing market prices. Demand from the two shareholders during the year, however, amounted to just one-third of REACH's overall business. The remaining two-thirds came from other regional and international carriers, with REACH's bandwidth volumes doubling during 2003.

In a report issued in 2003, industry analysts at Gartner named REACH as Asia-Pacific's top IP backbone operator, while the *NetConfigs.Com* online network and Internet management resource ranked REACH's IP network as the best connected IP backbone in Asia-Pacific and 10th best in the world. In fact, REACH's IP network has the most international and intra-Asian capacity in the industry.


REACH

Headquartered in Hong Kong, with a strong presence in Australia and businesses across Asia, North America and Europe, REACH is able to boast a telecoms pedigree that stretches back 130 years, during which time it became a founding member of the ITU (International Telecommunication Union).

## BtNAccess

BtNAccess was formed in 2003 by the combination of the Beyond the Network (BtN) and Corporate Access units within PCCW, bringing together years of market experience and product innovation.

The move established BtNAccess as a market leader in global IP/MPLS-based connectivity solutions, with a network that comprises 40 on-net PoPs (points of presence) spanning North America, Europe and Asia.

In March 2004, our network covered 35 countries via partner-interconnect arrangements with 15 top MPLS network providers. The result is seamless, end-to-end VPN (virtual private network) connectivity.

BtNAccess strengthened its market position with the 2003 launch of the IP Centrex service, which provides complete voice and data convergence through a single IP port, plus direct connections to major international providers for superior call quality. In addition, customers can access multiple data services – including dedicated Internet access, MPLS VPN and Virtual Circuit – through a single port.

BtNAccess continues to optimize its global IP/MPLS backbone with bandwidth upgrades and more than 280 strategic peering arrangements.

According to *NetConfigs.Com*, the BtNAccess backbone was ranked 29th out of 500 top global service providers in February 2004.

## TTNS

A milestone achievement for Taiwan Telecommunication Network Services Co., Ltd. (TTNS) in 2003 was a five-fold increase in subscribers for its broadband Internet-access business.

Served by an extensive fiber-optic network in Taiwan, TTNS's ADSL broadband offering now addresses more than 35,000 customers.

Another 2003 milestone for the TTNS data network service provider – 56.56 percent owned by PCCW – was a large-scale consultation and outsourcing contract awarded in November by Taiwan's largest automobile group.

Also in November, TTNS's IP-VPN and ADSL coverage was expanded to cover all 14 tariff zones across Taiwan.

Major products include high-speed packet data, utilizing ATM (asynchronous transfer mode), plus information networks, Internet access and other professional services.

The company is well positioned to provide mission-critical services to customers across financial, manufacturing and service industries.

Major customers include key financial institutions and large-scale enterprises such as the Over-the-Counter Securities Exchange Center in Taiwan, the Taishin Bank and the Formosa Group.

# Board of Directors



**LI Tzar Kai, Richard**
Chairman



**SO Chak Kwong, Jack**
Deputy Chairman and Group Managing Director



**YUEN Tin Fan, Francis**
Deputy Chairman



**Peter Anthony ALLEN**
Executive Director

## Executive Directors

### LI Tzar Kai, Richard
Chairman

Aged 37, is chairman of PCCW. He is also chairman and chief executive of the Pacific Century Group and chairman of Singapore-based Pacific Century Regional Developments Limited.

Mr Li is a governor of the World Economic Forum for Information Technologies and Telecommunications and a member of the Center for Strategic and International Studies' International Councillors' Group in Washington, DC.

Mr Li is also a member of the Global Information Infrastructure Commission and an advisor of the United Nations Information and Communication Technologies Task Force.

### SO Chak Kwong, Jack
Deputy Chairman and Group Managing Director

Aged 58, became deputy chairman and group managing director of PCCW on July 25, 2003.

After beginning his career with the Hong Kong Government, Mr So joined the private sector in 1978 and held various posts in the securities, banking and property industries.

Before taking up his post at PCCW, Mr So was chairman and chief executive of MTR Corporation Limited, an appointment he accepted in 1995.

He served as executive director of the Hong Kong Trade Development Council from 1985 to 1992.

Mr So is a non-executive director of The Hongkong and Shanghai Banking Corporation Limited and Cathay Pacific Airways Limited. He also sits on a number of other committees and organizations, including the Hong Kong/European Union Business Co-operation Committee and The Hong Kong Management Association.

### YUEN Tin Fan, Francis
Deputy Chairman

Aged 51, joined the Pacific Century Group in 1996 as deputy chairman and is currently a deputy chairman of PCCW. He is also a member of PCCW's Executive Committee and chairman of Pacific Century Insurance Holdings Limited.

From 1988 to 1991, he was chief executive of The Stock Exchange of Hong Kong Limited. Mr Yuen was also a founding director of Hong Kong Securities Clearing Company Limited. He served from 1992 to 1994 as a member of the International Markets Advisory Board of NASDAQ in the United States.

He served as managing director of Citicorp Scrimgeour Vickers Hong Kong Limited in October 1986, and was appointed to the firm's main board in London in 1987. Mr Yuen worked for Wardley, a merchant bank, from 1977 to 1985.

Mr Yuen is chairman of the Board of Trustees of the Hong Kong Centre for Economic Research, a member of the Shanghai People's Political Consultative Committee and a member of the Board of Trustees of Shanghai's Fudan University.

He received a Bachelor of Arts degree in economics from the University of Chicago and is currently a member of the Board of Trustees of the university.

### Peter Anthony ALLEN
Executive Director

Aged 48, is an executive director of PCCW. He is also executive director and chief financial officer of Pacific Century Regional Developments Limited and the Pacific Century Group, an executive director of Pacific Century Insurance Holdings Limited and chief executive officer and representative director of JALECO LTD.

He was educated in England and has a degree in Economics from Sussex University, England. He is a Fellow of the Institute of Chartered Accountants in England and Wales and a member of the Institute of Certified Public Accountants of Singapore.

Mr Allen joined KPMG Peat Marwick in 1976 and in 1980 joined Occidental Petroleum Corporation. In 1983, Mr Allen joined Schlumberger Limited and worked in various countries holding key finance positions. In 1989, Mr Allen moved to Singapore as regional financial director of the Vestey Group.

He later joined Bousteadco Singapore Limited as group operations controller in 1992, and Morgan Grenfell Investment Management (Asia) Limited as director and chief operating officer in 1995. He joined the Pacific Century Group in 1997.

### Alexander Anthony ARENA
Executive Director and Group Chief Financial Officer

Aged 52, is an executive director of PCCW, deputy chairman of PCCW's Executive Committee, group chief financial officer of PCCW, a director of Pacific Century Regional Developments Limited and a director of Pacific Century Insurance Holdings Limited. He joined the Pacific Century Group in 1998.

Prior to joining the Pacific Century Group, Mr Arena was a Special Policy Adviser to the Hong Kong Government from 1997 to 1998. From 1993 to 1997, he was director-general of telecommunications in the Office of the Telecommunications Authority of Hong Kong, as well as a member of the Broadcasting Authority.



**Alexander Anthony ARENA**
Executive Director and Group Chief Financial Officer



**Michael John BUTCHER**
Executive Director and Chief Operating Officer



**CHUNG Cho Yee, Mico**
Executive Director



**LEE Chi Hong, Robert**
Executive Director

Before his appointment as director-general, Mr Arena was recruited to plan a reform program for the liberalization of Hong Kong's telecommunications sector. Prior to his appointment to the Hong Kong Government, he was an inaugural member of the Australian Telecommunications Authority, where he served for four years.

Mr Arena has had an extensive career in public administration, specializing in high technology and infrastructure industries. From a practising radio/communications engineer to a public policy maker, his experience spans such diverse areas as the commercialization of government-owned business enterprises and deregulation in the aviation, transport, telecommunications and postal industries.

Mr Arena graduated from the University of New South Wales, Australia, with a bachelor's degree in electrical engineering. He completed a MBA at Melbourne University, Australia, and is a Fellow of the Hong Kong Institution of Engineers.

**Michael John BUTCHER**
Executive Director and Chief Operating Officer
Aged 54, was appointed chief operating officer of PCCW on April 8, 2002. He is an executive director and a member of PCCW's Executive Committee.

Mr Butcher has 30 years' experience in the information-technology industry, including experience in the telecommunications, computer and services sectors.

Most recently, Mr Butcher was president of International Operations for Lucent Technologies, and before that was president of Lucent's Asia-Pacific operations based in Hong Kong. He joined Lucent Asia-Pacific in 1997 with a focus on expanding the company's presence in the region. He also led Lucent's entry into Australia.

Before joining Lucent Technologies, Mr Butcher had extensive experience in software, and systems-integration, technology and business. He was president, Electronic Data Systems (EDS) Australia and New Zealand, and a member of the company's Asia Pacific executive committee.

Prior to joining EDS in 1993, Mr Butcher played roles in sales, sales management, and marketing with Datapoint Corporation, Alcatel, Wang Australia and Olivetti.

Mr Butcher began his career in the UK in 1969 as a systems engineer. He received his Bachelor of Science in Mechanical Engineering in the UK and has attended various management courses including INSEAD in Paris and the Fuqua School of Business, Duke University, in North Carolina.

**CHUNG Cho Yee, Mico**
Executive Director
Aged 43, joined the Pacific Century Group in March 1999 and is an executive director, responsible for the Pacific Century Group's merger and acquisition activities, and is a member of the Executive Committee. He is a qualified solicitor by profession.

Mr Chung graduated from the University College, University of London, England, with a law degree in 1983. He qualified as a solicitor in Hong Kong in 1986, after which he worked in the commercial department of a law firm in Hong Kong for two years. He joined the corporate finance department of Standard Chartered Asia Limited, the investment banking arm of Standard Chartered Bank, in 1988.

He became a director and the general manager of Bond Corporation International Ltd in 1990, leaving to join China Strategic Holdings Ltd in January 1992.

**LEE Chi Hong, Robert**
Executive Director
Aged 52, joined PCCW on August 19, 2002, and is the Chairman of PCCW Infrastructure. He is also an executive director of PCCW and is a member of the Executive Committee.

Mr Lee was previously an executive director of Sino Land Company Limited, where his responsibilities included sales, finance, acquisitions, investor relations, marketing and property management.

Prior to Sino Land, Mr Lee was a senior partner at Deacons in Hong Kong, where he specialized in banking, property development, corporate finance and dispute resolution in Hong Kong and mainland China. Prior to Deacons, Mr Lee was a solicitor with the London firm of Pritchard Englefield & Tobin. He was enrolled as a solicitor in the UK in 1979 and admitted as a solicitor in Hong Kong in 1980. Mr Lee became a Notary Public in Hong Kong in 1991.

He is also a member of the panel of arbitrators of the China International Economic and Trade Arbitration Commission of the China Council for the Promotion of International Trade in Beijing, PRC.

Mr Lee graduated in 1975 with a bachelor's degree in Political Science from Cornell University.

Board of directors

## Non-Executive Directors

**Prof CHANG Hsin-kang**, aged 63, is an independent non-executive director of PCCW.

He is currently the President and University Professor of City University of Hong Kong. He has taught at several major universities in North America and served in a number of educational, science and technology organizations, and public advisory bodies in both the US and Hong Kong.

He is a member of the Council of Advisors on Innovation and Technology and member of the Judicial Officers Recommendation Commission. Prof Chang is a foreign member of the Royal Academy of Engineering of UK and Chevalier dans l'Ordre National de la Légion d'Honneur of France. He was also awarded the Gold Bauhinia Star by the Government of the Hong Kong Special Administrative Region.

Prof Chang also serves as an independent non-executive director of Pacific Century Insurance Holdings Limited and Pacific Century Insurance Company Limited, both are subsidiaries of Pacific Century Regional Developments Limited, a substantial shareholder of PCCW.

**Sir David FORD, KBE, LVO**, aged 69, is a non-executive director of PCCW. He started his working life as a Regular Army officer in the Royal Artillery. He served in 17 different countries, and during his last five years with the army served with the Commando Brigade, seeing active service in Aden and Borneo.

Sir David left the army in 1972, and subsequently spent more than 20 years in Hong Kong, holding a number of appointments as a senior civil servant in the Hong Kong Government, and one in the Northern Ireland Office. He attended the Royal College of Defence Studies in 1982. Most recently he was Chief Secretary in the Hong Kong Government from 1986 to 1993, and then Hong Kong Commissioner in London until the change of sovereignty in June 1997.

**Dr FUNG Kwok King, Victor**, aged 58, is an independent non-executive director of PCCW. Dr Fung served as a non-executive director of HKT from November 5, 1992 until August 17, 2000.

He is currently chairman of the Li & Fung Group, the Hong Kong Airport Authority, the Hong Kong University Council and the Greater Pearl River Delta Business Council. In 2003, the Government of the Hong Kong Special Administrative Region awarded Dr Fung the Gold Bauhinia Star for distinguished service to the community.

From 1991 to 2000, Dr Fung was chairman of the Hong Kong Trade Development Council. From 1996 to 2003, Dr Fung was appointed Hong Kong Representative on the APEC Business Advisory Council.

**Dr The Hon LI Kwok Po, David, GBS, JP**, aged 64, is an independent non-executive director of PCCW. He was previously a non-executive deputy chairman of HKT and served as a director of that company from November 30, 1987 until August 17, 2000.

He is chairman and chief executive of the Bank of East Asia and represents the Finance Constituency in the Legislative Council of Hong Kong. Dr Li is a member of the Exchange Fund Advisory Committee, Banking Advisory Committee, Hong Kong Association of Banks, Mandatory Provident Fund Schemes Authority and The Hong Kong Mortgage Corporation Limited.

**Sir Roger LOBO, CBE, JP**, aged 80, is an independent non-executive director of PCCW and chairman of each of the Audit Committee, the Regulatory Compliance Committee and the Nomination Committee of the Board respectively.

He is also a director of several organizations including Shun Tak Holdings Limited, Johnson & Johnson (HK) Ltd., Kjeldsen & Co. (HK) Ltd., P. J. Lobo & Co. Ltd., Pictet (Asia) Ltd. and Melco International Development Ltd.

His extensive record of public service includes serving on the Hong Kong Housing Authority, Urban Council, as a member of the Executive Council, senior member of the Legislative Council, Commissioner of Civil Aid Services, chairman of the Hong Kong Broadcasting Authority and chairman of the Advisory Committee on Post-retirement Employment.

He currently serves as chairman (Board of Trustees) of Vision 2047 Foundation, vice-patron of the Community Chest of Hong Kong and the Society for the Rehabilitation of Offenders, and Advisory Board member of the Hong Kong Aids Foundation.

Sir Roger has been the recipient of several awards and honors from the British Crown and the Vatican.

**Aman MEHTA**, aged 57, became an independent non-executive director of PCCW on February 10, 2004.

Mr Mehta joins the Board following a distinguished career in the international banking community. He held the position of Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited until December 2003, when he retired.

Born in India in 1946, Mr Mehta joined HSBC group in Bombay in 1967, and after a number of assignments throughout the HSBC group, was appointed Manager–Corporate Planning at group headquarters in Hong Kong in 1985.

After a three-year posting to Riyadh, he was appointed Group General Manager in 1991 and General Manager–International in the following year, with responsibility for overseas subsidiaries. Subsequently, he held senior positions in the United States, overseeing HSBC group companies in the Americas, and later, responsibility for HSBC's operations in the Middle East.

In 1998, Mr Mehta was re-appointed General Manager–International after which he became Executive Director International. Then in 1999, he was appointed Chief Executive Officer, the position he held until his retirement.

Subsequent to his retirement in December 2003, Mr Mehta has taken up residence in New Delhi.

**The Hon Raymond George Hardenbergh SEITZ**, aged 63, is a non-executive director of PCCW and chairman of the Remuneration Committee of the Board. He was a non-executive director of HKT from October 15, 1997 until August 17, 2000.

He was vice-chairman of Lehman Brothers International from April 1995 to April 2003 and was US Ambassador to Great Britain from 1991 to 1994. Prior to that, he was US Assistant Secretary of State for Europe from 1989 to 1991 and Minister at the US Embassy in London from 1984 to 1989.

# Corporate Governance

PCCW believes it has incorporated the key elements of sound corporate governance in its management structures and internal control procedures.

During the past year, steps to enhance our corporate governance standards have included:

- Creating a Group Managing Director's role, separate from the Chairman's office
- Establishing Board Nomination and Remuneration Committees
- Forming a Disclosure Committee to set policy and develop compliance procedures for our reporting obligations to the US Securities & Exchange Commission (SEC)
- Appointing an additional independent non-executive director to join the Audit Committee. Independent non-executive directors now represent one-third of the members of the Board; and
- Publishing a corporate governance section on PCCW's website *(www.pccw.com)* to provide up-to-date and easily accessible information on our management structure and governance practices.

## Business Ethics

PCCW is committed to high standards of ethics and integrity in all aspects of its business, and to ensuring its affairs are conducted in accordance with applicable laws and regulations.

We have adopted a Corporate Responsibility Policy that applies to all employees, including directors and officers, throughout the PCCW Group. This sets out standards in the way we go about our business, plus the corporate responsibilities of PCCW employees.

These include guidance on obligations to the Company; civic responsibilities; equal opportunities; safeguarding communications, company information and property; privacy of personal data; prevention of bribery and conflicts of interest; competition; health and safety at work, and the environment. This policy also describes procedures to enable employees to raise concerns with management and directors on a confidential basis.

## Board of Directors

The Board is responsible for the management of the Company. Key responsibilities include formulation of the PCCW Group's overall strategies, the setting of management targets and supervision of management performance. The Board confines itself to making broad policy decisions, delegating responsibility for more detailed considerations to the Executive Committee under the leadership of the Chairman.

Pursuant to the articles of association of the Company, one-third of the directors shall retire and be eligible for re-election at each PCCW annual general meeting.

All directors have full and timely access to all relevant information, including regular reports from each of the Board committees and briefings on significant legal, regulatory or accounting issues affecting the Group. Directors may take independent professional advice, which will be paid for by the Company.

Biographies of all the directors are set out on pages 26 to 28 of this annual report.

## Executive Committee and sub-committees

The Executive Committee of the Board meets regularly and operates as a general management committee with overall delegated authority from the Board. The Executive Committee determines group strategy, reviews trading performance, ensures adequate funding, examines major investments and monitors management performance. The Executive Committee reports through the Chairman to the Board.

Members of the Executive Committee are:

- Li Tzar Kai, Richard (Chairman)
- Alexander Anthony Arena (Deputy Chairman)
- So Chak Kwong, Jack
- Yuen Tin Fan, Francis
- Michael John Butcher
- Chung Cho Yee, Mico
- Lee Chi Hong, Robert

Reporting to the Executive Committee are sub-committees comprising executive directors and members of senior management who oversee all key operating and functional areas within the Company. Each sub-committee has defined terms of reference covering its authority and duties, meets frequently and reports to the Executive Committee on a regular basis.

The **Finance and Management Committee** was established in August 2003 to take over the functions of the former Finance Committee. This committee is chaired by Deputy Chairman and Group Managing Director So Chak Kwong, Jack and meets frequently on a regular basis to review management and strategic matters across the PCCW Group and to set overall financial objectives and policies.

The **Operational Committee** directs all the core communications and business solutions operations, while the **Infrastructure Committee** oversees the Cyberport development and property operations.

A Disclosure Committee has also been established, comprising senior members of PCCW's Group Finance, Group Legal, Corporate Secretariat and Group Internal Audit departments. The Committee meets to review the procedures for the preparation and content of PCCW's annual reports on Form 20-F to the SEC, and reports to the Finance and Management Committee on an ad hoc basis.

Corporate Governance


PCCW Limited
Board of Directors
Executive Committee
Audit Committee
Nomination Committee
Remuneration Committee
Regulatory Compliance Committee
Finance and Management Committee
Group Internal Audit

## Audit Committee

The Audit Committee of the Board is responsible for ensuring objectivity and credibility of financial reporting, and that the directors have exercised the care, diligence and skills prescribed by law when presenting results to the shareholders. The committee's authority and duties are set out in written terms of reference, consistent with those recommended by the Hong Kong Society of Accountants.

The Audit Committee's responsibilities include the appointment, compensation and supervision of the external auditors. To ensure auditor independence, procedures have been adopted by the Audit Committee for the pre-approval of all audit and permitted non-audit services to be undertaken by the external auditors. The breakdown of fees paid to the external auditors for such services is set out in Note 10 to the financial statements.

The Audit Committee meets regularly with management and external auditors and reviews their reports.

Members of the Audit Committee are:

- Sir Roger Lobo (Chairman)
- Prof Chang Hsin-kang
- Dr The Hon Li Kwok Po, David
- Aman Mehta

Each member of the Audit Committee is an independent non-executive director.

The Audit Committee met five times in 2003 to review our financial statements and internal financial reporting, plus compliance processes and internal controls, as well as the work program and activities of our Group Internal Audit unit.

## Nomination Committee

The Nomination Committee was formed in May 2003 to ensure fair and transparent procedures for the appointment of directors to the Board. The committee's authority and duties are set out in written terms of reference, which specify that it must comprise at least three members, the majority of whom are independent non-executive directors.

Members of the Nomination Committee are:

- Sir Roger Lobo (Chairman)
- Li Tzar Kai, Richard
- Dr The Hon Li Kwok Po, David

## Remuneration Committee

The Remuneration Committee was formed in May 2003 to ensure formal and transparent procedures for overseeing and developing policies on the remuneration packages of individual executive directors. In addition, the committee provides effective supervision and administration of the Company's share option scheme, as well as other share incentive schemes. The committee's authority and duties are set out in written terms of reference, which specify that it must comprise at least three members, the majority of whom are independent non-executive directors.

Members of the Remuneration Committee are:

- The Hon Raymond George Hardenbergh Seitz (Chairman)
- Sir Roger Lobo
- Dr The Hon Li Kwok Po, David

## Regulatory Compliance Committee

A Regulatory Compliance Committee comprising executive and non-executive directors, but excluding Chairman Li Tzar Kai, Richard, has been established to review and monitor dealings with the Hutchison Whampoa Group and Cheung Kong Holdings Group. This is to ensure all dealings between these entities are conducted on arm's-length terms.

Members of the Regulatory Compliance Committee are:

- Sir Roger Lobo (Chairman)
- Alexander Anthony Arena
- Dr The Hon Li Kwok Po, David
- Prof Chang Hsin-kang
- Dr Fung Kwok King, Victor

## Internal Controls

The directors are responsible for internal control in PCCW and for reviewing its effectiveness. Procedures have been designed for safeguarding assets against unauthorized use or disposition, for maintaining proper accounting records and ensuring the reliability of financial information used within the business or for publication. Such procedures are designed to manage, rather than eliminate, the risk of failure to achieve business objectives. These procedures can only provide reasonable, and not absolute, assurance against material errors, losses or fraud.

Further information on internal controls is provided within the corporate governance section of the Company's website *(www.pccw.com)*.

### Group Internal Audit

Group Internal Audit was established to provide independent assurance to the Board and executive management on the adequacy and effectiveness of internal controls for the PCCW Group. The Director of Group Internal Audit reports directly to the Audit Committee, the Deputy Chairman and Group Managing Director and the Group Chief Financial Officer.

Group Internal Audit adopts a risk and control-based audit approach. The annual work plan of Group Internal Audit covers major activities and processes of the Group's business and service units. All audit reports are communicated to the Audit Committee and key members of executive and senior management. Audit issues are tracked and followed up for proper implementation, with progress reported to the Audit Committee on a quarterly basis.

## Investor Relations

The Company encourages two-way communication with both its institutional and private investors. Extensive information on the Company's activities is provided in the annual and interim reports, which are sent to shareholders. Regular dialogue takes place with institutional investors. Enquiries from individuals on matters relating to their shareholdings and the business of the Company are welcomed and dealt with in an informative and timely manner. Relevant contact information is provided on page 132 of this report.

In order to promote effective communication, financial and other information relating to the Group and its business activities is disclosed on the Company's website *(www.pccw.com)*.

## People Development

PCCW is committed to cultivating one of the most motivated and competitive IT&T teams in the world.

The best way of meeting this objective is to make sure our employees are kept at the cutting-edge of technology and business practices.

That's why PCCW places a heavy emphasis on training and developing its people.

More than 15,000 man-days of technology and product training, plus people development initiatives, were provided to staff during 2003 in support of business projects and service launches.

### Technology Training

PCCW provided up-to-date telecommunications training in 2003 in the fields of broadband, IP networking, server and telecoms equipment operations. Special emphasis was placed on wireless broadband, IP-VPN (virtual private network) and DWDM (dense wavelength division multiplexing) optical equipment training.

Substantial training was also made available to field contractor staff, in partnership with the contractor works control team, to ensure that now Broadband TV home installations would meet customer expectation.

More than 15,000 man-days of technology and product training, plus people development initiatives, were offered to PCCW employees during 2003 in support of business projects and service launches.

## Product Training

Product and systems training was given to ensure effective introduction, sales and service of products such as New Generation Fixed Line Services, nOW Broadband TV, PCCW Convergence and NETVIGATOR broadband Internet access. More than 1,100 sales professionals and 800 engineers and technicians were trained in product knowledge, application and systems operation.

## Company and professional/ practitioner accreditation

The Company maintained its Telecom Leadership (TL) 9000 accreditation on exchange operations and acquired additional BS 7799-2 security certification relating to Cascade and Unihub (see page 18). More than 100 industrial certificates were attained at the individual level. These included the Certified Oracle Database Administrator, Certified Information System Auditor, Microsoft Certified System Engineer and Certified Project Management Professional, plus PRINCE2 Practitioner and Sun accreditations.

## Business and Management Training

More than 10,000 man-days of training were provided to staff in Greater China and other countries for development of sales, marketing, consultancy, service and management skills, as well as to support the expansion of our business outside Hong Kong.

Initiatives have included workshops to develop customer service, people, sales and management skills.

A series of training sessions were conducted to sharpen skills in business development, commercial acumen and execution capability in support of the commercialization of Cascade and our Contact Centers business. More than 250 engineers from Cascade attended Business Transformation Workshops designed to help them optimize telecoms business opportunities in the region.

Fifty engineers subsequently took part in an intensive program designed to equip them with sales, consultancy and bid management skills, plus cross-cultural awareness to help explore consultancy and technical services opportunities in Asia-Pacific. This helped to win business in markets such as Vietnam, mainland China and Malaysia.

Similarly, engineers, operations and business development professionals in our Contact Centers unit received training to boost their sales and consultancy skills.

Some 1,500 man-days of training were provided to the commercial and consumer sales teams in their pursuit of sales and marketing excellence.

Among the teams' achievements in 2003, five salespeople from Commercial Group were listed as finalists in the *Distinguished Salesperson Award Program* – the 'Oscars' for professional salespeople, based on a recognition scheme organized by the Hong Kong Management Association.

In addition, two salespeople from Consumer Group were finalists in the Service & Courtesy Awards organized by the Retail Management Association.

Another 46 sales and marketing professionals from Commercial Group took part in a one-year program, leading to the Executive Diploma in Marketing Management and Strategic Marketing, which is jointly organized by the Chinese University of Hong Kong and PCCW.

Training programs on people management and strategy execution were run for 480 managers to help establish effective management practices throughout the Company.

People management programs were conducted for the Consumer Group, PCCW Directories and other business units, with the aim of strengthening PCCW's high-performance culture.



Programs on execution and innovation were also made available to managers and executives to encourage new ideas at different levels within the Company.

### New Talent

To maintain an influx of new blood in engineering, commercial and other functional areas, the Group continued its intake of local and overseas graduates, attracting more than 100 trainees for a variety of schemes.

These included the Business Associate Scheme; a Cascade Graduate Trainee Scheme, which aimed to develop people capable of acquiring corporate membership of the Hong Kong Institution of Engineers; the Information Technology Professional Trainee Scheme leading to vendor-accredited certification; and Sales Management Trainee Schemes in Hong Kong and Guangzhou to develop sales and customer service, as well as other front-line management skills.

### Leadership Development

Leadership and executive development are given high priority to ensure the Company has a succession of strong leaders for the future.

A number of senior managers attended the INSEAD global business school's Asian International Executive Program in pursuit of excellence in formulating and executing business strategies.

Forty-eight high-performing middle managers continued the in-house *Challenge21* leadership program designed to create leaders capable of extraordinary results.

Discussions on succession planning and leadership development took place as part of various performance and leadership planning forums.

### Executive Development

With the aim of achieving optimum results from business assignments in mainland China, managers were given the opportunity to attend the *Tsinghua/Harvard Executive Education Program* entitled *Managing in the Information Age.*

Also, two groups of 40 managers attended Tsinghua University in Beijing to complete the four-day *Business Executive Development Program.*

In Hong Kong, another 80 executives from Commercial Group participated in a similar program, comprising 12 evening seminars with a focus on strategic marketing and business development, adoption of technology in business and consultancy practices.

### eLearning development

During 2003, more than 3,000 staff took part in online training programs from the Aladdin learning portal, which was developed in-house by PCCW in 2000.

In addition to our 400 web-based standard training offerings, we launched more than 15 video-based programs in 2003.

More than 1,000 employees in Greater China and other countries are also able to access the portal.

## Community

One of our most significant 2003 milestones was inclusion in the *FTSE4Good Global Index*, which acknowledged PCCW as an investment meeting internationally-accepted standards of corporate responsibility.

This provided a welcome boost to our aspirations to maintain good corporate citizenship in Hong Kong.

One of the Company's major contributions to the community last year was in joining the fight against atypical pneumonia, which attacked the territory's morale, economy and image, as well as its health.

Our people fought the effects of SARS through the Company's efforts to alleviate hardship, and by giving up their free time to work as volunteers.

Corporate Governance



The public recognized PCCW's efforts by voting it one of 11 corporate award winners in a scheme mounted by the *Ming Pao* newspaper and Radio and Television Hong Kong. The result was an *Outstanding Award for Fighting Against SARS*.

PCCW provided special communications centers in quarantine camps so that displaced residents were able to enjoy free use of local and international phone, fax and Internet services.

In May 2003, PCCW joined with the Hong Kong Hospital Authority to offer video-conferencing facilities at the United Christian Hospital so that SARS patients could stay in touch with loved ones. That was the prelude to *NetCare Campaign*, a network and video-conferencing service launched by PCCW and nine non-governmental organizations to link SARS patients and medical staff with their families. The service was installed at the Alice Ho Miu Ling Nethersole Hospital, Prince of Wales Hospital and the Tai Po Community Centre. As the territory began to recover, PCCW was keen to help repair and promote Hong Kong's global image as a business center and tourist attraction round the world. For example, the Company supported the *We Love Hong Kong* campaign by providing a special hotline and call-center facilities. Other contributions included a free story hotline for children confined to their homes, a free outpatient consultation hotline run by the Hong Kong Doctors' Union, and a medical and legal consultation hotline for the Agency for Volunteer Service. Further free hotlines enabled donations to the Community Chest of Hong Kong, known as the Operation UNITE Fund; and donation hotlines for the 1:99 charity concert organized by the Hong Kong Performing Artistes Guild (HKPAG).

PCCW made a HK$1 million donation to the Business Community Relief Fund for Victims of SARS. In addition, our SARS Volunteer Group mounted an educational program aimed primarily at people newly arrived in Hong Kong, and the elderly, to promote precautionary measures against SARS and other communicable diseases.

Apart from our efforts to combat the impact of atypical pneumonia, PCCW's 2003 community efforts included provision of communications services for non-governmental and social service organizations, as well as charities, in support of counselling, fund-raising and recruitment of volunteers.

Among those organizations were Enlighten Hong Kong, a new charitable group that aims to assist those affected by epilepsy with advice, counselling, training and community education.

Others included The Stewards, providing hotline-based mental health guidance and counselling for young people; the Hong Kong Blind Union, enabling blind and visually-impaired people to hear daily news via phonelines; OXFAM, which used emergency lines and broadband service in support of its *Trailwalker 2003* international fund-raising event; and a new mutual-help group for patients with brain damage, called Neuro United, which we were able to support with hotline and website services.

The Company also provided financial support for the *Caring Families, Caring Communities Campaign*, a Hong Kong Council of Social Service initiative aiming to build a caring community during times of economic downturn.

PCCW is concerned for the safety and communications needs of the elderly. For example, *Our Care for the Elderly Line* has provided free installation and service for approximately 7,300 needy Hong Kong senior citizens since 1992. The Company also provided hotlines for the Personal Emergency Link Centre operated by the Senior Citizen Home Safety Association, which provides 24-hour service for single senior citizens who may need ambulance or police assistance.

Our people fought the effects of atypical pneumonia through the Company's efforts to alleviate hardship in the community and by giving up their own free time to work as volunteers.

Recognition of PCCW's efforts in the community in 2003 came in the form of public gestures from various organizations. One was the Caring Company certificate from the Hong Kong Council of Social Service. Others included accolades from the Social Welfare Department for being a top-10 *Private Organization offering Highest Volunteer Service Hours*; a *Long Service Volunteer Group* accreditation for four service groups at PCCW; *Long Service Volunteer* awards for 36 PCCW volunteers who served the community for more than five years, and a *Most Talented Volunteer* award for a PCCW individual who used his many skills to benefit the community.

### Education

PCCW is a keen supporter of education in Hong Kong. In 2003, the Company acted as program sponsor of an AIESEC-LC-HKU student organization event staged by the University of Hong Kong. The aim was to encourage future leaders to adopt a global perspective and expose them to practical enterprise and management experience.

As part of the Company's support, Chairman Richard Li delivered a presentation on the subject of leadership, while PCCW's President of Consumer Sales and Channel, Tom Chan, talked about creativity in business.

Another aspect of PCCW's support to education in Hong Kong in 2003 was a donation to the Pathways Foundation, which provides special assessment and services to help children with specific learning difficulties.

Meanwhile, the PCCW Foundation continues to support the *Workplace English Campaign, the Internet 2 Project* of JUCC (Joint Universities Computer Centre) and other initiatives such as the *PCCW Athletes' Enhancement Program* and annual scholarships and bursaries for students nominated by local universities.

## Environment

PCCW is committed to best environmental practice in all its commercial activities.

To promote energy conservation and reduction of waste in the business sector, PCCW leads the promotion of paperless ecommerce in the Hong Kong Business Environment Council and participates in the Hong Kong General Chamber of Commerce's Environment Committee.

The Company continues to promote recycling in preference to landfill waste disposal. In 2003, it recycled 400,000 kgs of paper, 1,800 toner cartridges and 140 tonnes of copper wire.

PCCW has also offered free service, funding and volunteer support to environmental protection schemes. Twenty-three of our environmental protection volunteers offered their services in February 2003 to support the *Green Power Hike,* a fund-raising walk from the Peak to Tai Tam. The event was arranged by Green Power, a non-governmental organization providing education programs and research for the community.

The PCCW Environmental Volunteer Group was placed 2nd runner-up in the *Campaign Evergreen Innovative Volunteer Service Project* competition in 2003.

The entry was a youth education program designed and implemented by 60 environmental protection volunteers between 2001 and 2003.

The program benefited 4,800 young people who were able to learn about reduction of waste, saving energy and protecting nature via activies such as group project work, outdoor excursions, research, educational talks, games and study groups.

The competition was organized by the Steering Committee on Promotion of Volunteer Service (SCPVS), which is part of the Social Welfare Department of the Hong Kong Government.

# Management's Discussion and Analysis

## Overview

- ***Consolidated revenue increased 12 percent to HK$22,550 million (approximately US$2,891 million)***
- **EBITDA[1] decreased 9 percent to HK$7,372 million (approximately US$945 million)**
- **Recurring operating cash flow increased to HK$1,432 million (approximately US$184 million)**
- **Net Debt[2] reduced by 11 percent to HK$29,131 million (approximately US$3,735 million)**
- **Provisions for impairment of the Group's interests in REACH and in various other assets and restructuring costs totaled HK$6,954 million (approximately US$892 million)**

Consolidated revenue of the Group for the year ended December 31, 2003 was HK$22,550 million (approximately US$2,891 million) compared to HK$20,112 million (approximately US$2,578 million) for the year ended December 31, 2002, representing a 12 percent increase. Group EBITDA decreased 9 percent to HK$7,372 million (approximately US$945 million) for the year ended December 31, 2003 from HK$8,120 million (approximately US$1,041 million) for the year ended December 31, 2002. Loss attributable to shareholders for the year ended December 31, 2003 was HK$6,100 million (approximately US$782 million) compared to a loss of HK$7,762 million (approximately US$995 million) for the year ended December 31, 2002.

The increase in revenue was primarily due to the successful pre-sales of Residence Bel-Air of the Cyberport project, with revenue of HK$4,111 million (approximately US$527 million) recognized in 2003; continuing growth in broadband Internet access business; and increased revenue from the IT business in mainland China.

Competition in the Hong Kong telecommunications market continued to be substantial. The increase in revenue was partially offset by a reduction in revenue from certain traditional telecommunications services primarily due to a reduction in the overall number of direct exchange lines in service operated by the Group, and the significant downward pricing pressure in the traditional local data and international telecommunications markets.

During the year, the Group launched a number of innovative products and services. New Generation Fixed Line Services were introduced in July 2003 to redefine the traditional telephone network with the aim of keeping Hong Kong at the forefront of developments in telecommunications technology. Up to December 31, 2003, over 650,000 customers signed up for the services, representing more than 30 percent of the Group's addressable exchange lines. Further in September 2003, the Group launched now Broadband TV, the new pay-TV service, attracting more than 200,000 existing and new NETVIGATOR customers by December 31, 2003.

During the year, PCCW applied to be declared non-dominant in the supply of business and residential direct exchange line services. The Office of the Telecommunications Authority ("OFTA") is currently in consultation on these two applications. Another consultation paper in relation to Type II interconnection policies (unbundled local loop) was issued during the past year. In a second consultation paper on unbundling, the Government of the Hong Kong Special Administrative Region (the "Hong Kong Government") tentatively concluded to phase out compulsory unbundling. The details were being considered in this second round. PCCW is determined to strive for further regulatory relief and pricing flexibility and to compete on a level playing field. It is not yet possible to determine how the Group's results may be influenced by these regulatory developments.

Pre-sales of Residence Bel-Air commenced in February 2003. The luxurious flats attracted an overwhelming response from the market and all 1,204 units in the first and second phases have now been sold. As a result of the recognition of Residence Bel-Air sales and the corresponding costs, the Group's EBITDA margin decreased to approximately 33 percent for the year ended December 31, 2003 from approximately 40 percent in the previous year. Excluding the contribution from Residence Bel-Air of the Cyberport project, EBITDA margin remained stable at 40 percent.

The continuing difficult and volatile trading conditions in the undersea and long-haul telecommunications market led to a decline in the operating results of Reach Ltd. ("REACH") in 2003. As a result, REACH'S EBITDA decreased to HK$733 million (approximately US$94 million) for the year ended December 31, 2003 from HK$3,304 million (approximately US$423 million) for the year ended December 31, 2002. REACH recorded a loss during the year and PCCW's share of loss before tax from REACH was HK$821 million (approximately US$105 million) for the year ended December 31, 2003 compared to a share of profit before tax of HK$738 million (approximately US$95 million) for the year ended December 31, 2002.

The Group performed impairment assessments of its interests in REACH and in various other assets. In view of the continuing difficult operating environment due to aggressive pricing and over-supply of capacity, prudent decisions have been made to make a full provision for impairment of the Group's entire stake in REACH of HK$4,159 million (approximately US$533 million). Accordingly, the Group's total investment in REACH has been written down to zero as at December 31, 2003 and there will be no further equity loss pick-up required by the Group for future losses from REACH.

Other provisions for impairment losses and restructuring costs totaling HK$2,795 million (approximately US$359 million) were taken to reflect technology development and changes in market dynamics of the sectors in which the Group operates. Certain network fixed assets and other intangibles have become obsolete or impaired. In addition, JALECO LTD. ("JALECO"), the Company's majority-owned subsidiary listed in Japan, has restructured its gaming business and exited certain legacy businesses.

All the impairment charges are non-cash related and will not have an impact on the Group's operating cash flow or its ability to pay down debt.

The Group recorded a loss attributable to shareholders of HK$6,100 million (approximately US$782 million) for the year ended December 31, 2003 compared to a loss of HK$7,762 million (approximately US$995 million) for the year ended December 31, 2002. Net profit before impairment provisions, restructuring costs, the Group's share of REACH'S results and net losses on disposal of interests in Joint Venture (Bermuda) No. 2 Limited ("RWC") and MobileOne Ltd ("MobileOne") was HK$1,675 million (approximately US$215 million) for the year ended December 31, 2003 compared to HK$2,041 million (approximately US$262 million) for the year ended December 31, 2002, presented on the same basis.

The Group continued to generate healthy core operating cash flow during the year. Recurring operating cash flow increased to HK$1,432 million (approximately US$184 million) for the year ended December 31, 2003 from HK$902 million (approximately US$116 million) for the year ended December 31, 2002. The increase was primarily due to significantly lower direct investment in the Cyberport project, which has become self-funding with the pre-sale proceeds from Residence Bel-Air.

Further deleveraging and achieving the desired "A" credit ratings for its indirect wholly-owned subsidiary, PCCW-HKT Telephone Limited ("HKTC"), remained as the Group's financing priorities. PCCW continued to pursue its goals by making significant progress in debt reduction. As at December 31, 2003, Net Debt[2] was reduced by 11 percent to HK$29,131 million (approximately US$3,735 million) from HK$32,919 million (approximately US$4,220 million) as at December 31, 2002.

1 EBITDA represents earnings before interest, taxation, depreciation, amortization, loss on disposal of fixed assets, net gains/(losses) on investments, provisions for impairment losses, restructuring costs, impairment losses on interests in jointly controlled companies and associates, net losses on disposal of interests in RWC and MobileOne, other income and the Group's share of results of jointly controlled companies and associates. While EBITDA is commonly used in the telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of operating performance in accordance with accounting principles generally accepted in Hong Kong ("HK GAAP") and should not be considered as representing net cash flows from operating activities. The computation of the Group's EBITDA may not be comparable to similarly titled measures of other companies.

2 Net Debt refers to gross long-term debt minus Net Cash[3].

3 Net Cash is cash and cash equivalents plus fixed deposits in banking facilities for the Cyberport project minus short-term borrowings. Pre-sales proceeds from Residence Bel-Air net of monies applied to construction costs of Cyberport are excluded.

Management's Discussion and Analysis

## Audited Consolidated Results

For the year ended December 31, 2003

| | 2003 HK$'million | 2002 HK$'million |
|---|---|---|
| Turnover | **22,550** | 20,112 |
| Operating profit before net gains on investments, provisions for impairment losses and restructuring costs | **4,339** | 5,212 |
| Gains on investments, net | **407** | 13 |
| Provisions for impairment losses | **(2,452)** | (534) |
| Restructuring costs | **(38)** | (311) |
| Profit from operations | **2,256** | 4,380 |
| Finance costs, net | **(2,117)** | (1,997) |
| Share of results of jointly controlled companies | **(891)** | 550 |
| Share of results of associates | **65** | 281 |
| Impairment losses on interests in jointly controlled companies and associates | **(4,464)** | (8,263) |
| Losses on disposal of interests in RWC and MobileOne, net | **–** | (1,433) |
| Loss before taxation | **(5,151)** | (6,482) |
| Taxation | **(1,165)** | (1,406) |
| Loss after taxation | **(6,316)** | (7,888) |
| Minority interests | **216** | 126 |
| Loss for the year attributable to shareholders | **(6,100)** | (7,762) |
| Basic and diluted loss per share (HK$) | **(122.81 cents)** | (168.53 cents) |

## Audited Condensed Consolidated Balance Sheet

As at December 31

| | 2003 HK$'million | 2002 HK$'million |
|---|---|---|
| Total assets | **44,647** | 49,763 |
| Total liabilities | **(52,183)** | (55,271) |
| Net liabilities | **(7,536)** | (5,508) |
| Represented by: | | |
| Share capital | **1,343** | 1,164 |
| Deficit | **(9,182)** | (7,080) |
| Minority interests | **303** | 408 |
| Net liabilities | **(7,536)** | (5,508) |

## Financial Review of Business Units

Year ended December 31

| | 2003 H1 HK$'million | 2003 H2 HK$'million | 2003 Full Year HK$'million | 2003 Full Year US$'million | 2002 H1 HK$'million | 2002 H2 HK$'million | 2002 Full Year HK$'million | 2002 Full Year US$'million | y-o-y Better/ (Worse) |
|---|---|---|---|---|---|---|---|---|---|
| **Revenue** | | | | | | | | | |
| TSS | **8,386** | **8,186** | **16,572** | **2,125** | 9,105 | 8,902 | 18,007 | 2,309 | (8)% |
| Business eSolutions [1] | **1,141** | **1,185** | **2,326** | **298** | 1,142 | 1,092 | 2,234 | 286 | 4% |
| Infrastructure | **1,697** | **2,903** | **4,600** | **590** | 311 | 374 | 685 | 88 | 572% |
| *Infrastructure (ex-Residence Bel-Air)* | **250** | **239** | **489** | **63** | 311 | 374 | 685 | 88 | (29)% |
| *Residence Bel-Air* | **1,447** | **2,664** | **4,111** | **527** | – | – | – | – | NA |
| Others | **165** | **261** | **426** | **54** | 362 | 431 | 793 | 102 | (46)% |
| Elimination | **(663)** | **(711)** | **(1,374)** | **(176)** | (717) | (890) | (1,607) | (207) | 14% |
| Total Revenue | **10,726** | **11,824** | **22,550** | **2,891** | 10,203 | 9,909 | 20,112 | 2,578 | 12% |
| **EBITDA** | | | | | | | | | |
| TSS | **4,276** | **4,015** | **8,291** | **1,063** | 4,487 | 4,416 | 8,903 | 1,142 | (7)% |
| Business eSolutions [1] | **80** | **(35)** | **45** | **6** | 125 | 26 | 151 | 19 | (70)% |
| Infrastructure | **143** | **118** | **261** | **33** | 279 | 197 | 476 | 61 | (45)% |
| *Infrastructure (ex-Residence Bel-Air)* | **142** | **108** | **250** | **32** | 279 | 197 | 476 | 61 | (47)% |
| *Residence Bel-Air* | **1** | **10** | **11** | **1** | – | – | – | – | NA |
| Others | **(637)** | **(588)** | **(1,225)** | **(157)** | (760) | (650) | (1,410) | (181) | 13% |
| Total EBITDA | **3,862** | **3,510** | **7,372** | **945** | 4,131 | 3,989 | 8,120 | 1,041 | (9)% |
| Group EBITDA Margin | **36%** | **30%** | **33%** | **33%** | 40% | 40% | 40% | 40% | |
| EBITDA Margin (ex-Residence Bel-Air) | **42%** | **38%** | **40%** | **40%** | 40% | 40% | 40% | 40% | |
| Depreciation and amortization | **(1,432)** | **(1,456)** | **(2,888)** | **(370)** | (1,403) | (1,429) | (2,832) | (363) | (2)% |
| Loss on disposal of fixed assets | **(72)** | **(73)** | **(145)** | **(19)** | (4) | (72) | (76) | (10) | (91)% |
| Operating Profit [2] | **2,358** | **1,981** | **4,339** | **556** | 2,724 | 2,488 | 5,212 | 668 | (17)% |

1 Business eSolutions included IT business provisioned under Unihub.

2 Operating profit before net gains on investments, provisions for impairment losses and restructuring costs.

## Revenue by Business Units

### Telecommunications Services ("TSS")

During 2003, TSS continued to actively manage its business and operations in response to the specific economic realities faced by its global and Hong Kong customers as well as the challenging operating, competitive and regulatory environment in Hong Kong's telecommunications market. The unit continued to be the market leader in introducing innovative products and launched New Generation Fixed Line Services, now Broadband TV and PCCW Convergence, during the year. Its investments in value-added services, data transmission services and broadband services, and its quality of service are seen as key differentiators against competitors.

The table below sets out the financial performance of TSS for the years ended December 31, 2003 and 2002:

Year ended December 31

| | **2003** | | | | 2002 | | | | y-o-y |
|---|---|---|---|---|---|---|---|---|---|
| | **H1 HK$'million** | **H2 HK$'million** | **Full Year HK$'million** | **Full Year US$'million** | H1 HK$'million | H2 HK$'million | Full Year HK$'million | Full Year US$'million | Better/ (Worse) |
| Local Telephony Services | **3,071** | **2,953** | **6,024** | **772** | 3,503 | 3,346 | 6,849 | 879 | (12)% |
| Local Data Services | **2,234** | **2,162** | **4,396** | **564** | 2,242 | 2,215 | 4,457 | 571 | (1)% |
| International Telecommunications Services | **1,536** | **1,434** | **2,970** | **381** | 1,893 | 1,664 | 3,557 | 456 | (17)% |
| Other Services | **1,545** | **1,637** | **3,182** | **408** | 1,467 | 1,677 | 3,144 | 403 | 1% |
| Total Revenue | **8,386** | **8,186** | **16,572** | **2,125** | 9,105 | 8,902 | 18,007 | 2,309 | (8)% |
| EBITDA | **4,276** | **4,015** | **8,291** | **1,063** | 4,487 | 4,416 | 8,903 | 1,142 | (7)% |
| EBITDA Margin | **51%** | **49%** | **50%** | **50%** | 49% | 50% | 49% | 49% | |

TSS revenue for the year ended December 31, 2003 was HK$16,572 million compared to HK$18,007 million for the year ended December 31, 2002. The decrease was mainly due to a reduction in PCCW's fixed-line market share, resulting from increasing market competition; and the significant pricing pressure in the traditional local data and international telecommunications markets. However, the revenue decline was partially offset by strong revenue growth from broadband Internet access services and an increase in revenue from wholesaling local access lines.

*Local Telephony Services.* Revenue from local telephony services consists of revenue from local exchange line services, value-added services and interconnection and network access services for traffic carried for other local operators and service providers. Interconnection fees include fees for the delivery of traffic and fees for the physical interconnection of facilities, as determined by OFTA, or by commercial agreements between the Company and other local carriers.

Revenue from local telephony services decreased by 12 percent to HK$6,024 million for the year ended December 31, 2003 from HK$6,849 million for the year ended December 31, 2002. This primarily reflected a reduction in the overall number of direct exchange lines in service operated by the Group, partially offset by an increase in revenue from wholesaling local access lines to other fixed-line operators. Certain interconnection fees were lower due to a rate reduction as determined by OFTA in October 2003.

The decline in the number of direct exchange lines in service operated by the Group during the year was due to a combination of factors including increasing competition from other fixed-line operators, softening of the Hong Kong economy, and substitution by broadband access lines and wireless telecommunications services.

In July 2003, the Group launched New Generation Fixed Line Services to help retain and win back customers, improve the churn rate and maintain its premium on revenue per customer. The new services enable customers to enjoy a range of new network-based applications including short messaging service (SMS), information downloads, Personal Assistant and Auto Receptionist. The Company has seen encouraging results in the latter half of the year as more than 650,000 customers have signed up for the New Generation Fixed Line Services, representing more than 30 percent of the Group's addressable exchange lines. The amount of average monthly net line loss has been significantly reduced since the services were launched.

Notwithstanding increasing liberalization since 1995, and further full liberalization at the beginning of 2003, the Company has maintained a leading market position in Hong Kong's fixed-line telecommunications market. According to industry statistics provided by OFTA, the overall fixed-line telecommunications market contracted by nearly 1 percent in 2003 versus approximately 2 percent in 2002. As at December 31, 2003, the Group had 1,543,000 residential lines and 1,236,000 business lines in service compared to 1,802,000 residential lines and 1,336,000 business lines in service as at December 31, 2002. Based on OFTA's industry statistics and the Group's estimates, the Group had 73 percent total market share at the end of 2003, with similar market share in each of the residential and the business sectors; compared to 82 percent total market share, 84 percent in the residential sector and 79 percent in the business sector at the end of 2002.

*Local Data Services.* Revenue from local data services consists of revenue from the provision of data and network services; wholesale broadband access lines and retail consumer Internet access services utilizing the Company's fiber-optic network and the digital subscriber line technology behind the broadband offerings.

Local data services revenue was HK$4,396 million for the year ended December 31, 2003 compared to HK$4,457 million for the year ended December 31, 2002. A decrease in revenue from the provision of local area and wide area (LAN and WAN) corporate networks, and high-speed, high-volume data transmissions from mobile telephone operators and Internet service providers ("ISPs") as a result of intense pricing pressure was partially offset by an increase in revenue from broadband Internet access services.

Demand for broadband Internet access services continued to be strong during the year. The total number of broadband access lines (inclusive of wholesale to other ISP operators) rose by 26 percent to 703,000 as at December 31, 2003 compared to 559,000 at the end of 2002. The number of retail consumer broadband Internet access customers of NETVIGATOR, the market leading Internet access brand, grew 22 percent from 424,000 to 517,000.

The Group's successful marketing effort continued to focus on delivering innovative broadband products and services to maintain its leading market position and its premium on revenue per customer, and to expand into new revenue streams. In September 2003, the Group launched now Broadband TV, the new pay-TV service delivered over the proprietary asymmetric digital subscriber line (ADSL) broadband network. The service was offered exclusively to NETVIGATOR broadband customers, bringing them a range of world-class TV programming on an "a-la-carte" menu. The service launched with 23 channels which have grown to 34 video channels and 15 music channels including sports, news and entertainment such as The Golf Channel, CNBC, MGM, the Discovery Channel, HBO and Disney. By the end of 2003, more than 200,000 existing and new NETVIGATOR customers had signed up for the service.

Other new value-added services launched during the year included NETVIGATOR Inflight, giving customers access to emails on certain Cathay Pacific flights. Customers can also have wireless access to the Internet in more than 200 Wi-Fi hotspots in Hong Kong.

*International Telecommunications Services.* Revenue from international telecommunications services consists of revenue from retail outgoing International Direct Dial ("IDD"), retail international data services and delivery fees for the origination and termination of international calls on the Company's network.

International telecommunications services revenue decreased approximately 17 percent to HK$2,970 million for the year ended December 31, 2003 from HK$3,557 million for the year ended December 31, 2002. The international telecommunications markets continued to be competitive, driving down retail prices while boosting traffic volume. Retail outgoing IDD minutes increased by approximately 18 percent year-on-year to 1,226 million minutes through customer segmentation and win-back programs. The Company has been able to maintain its market share in the IDD market at the end of 2003, despite fierce pricing competition.

International Private Leased Circuit ("IPLC") bandwidth sold increased to 1,592 Megabits per second (Mbps) at the end of December 2003 from 855 Mbps at the end of December 2002. Unit prices of IPLC and other managed data products were lower than those in 2002, in line with the general global market trend. There was also a drop in delivery fee revenue as more international traffic was carried by the mobile operators instead of through PCCW's network.

The Group continued to build a stronger foothold in mainland China. In August 2003, PCCW co-operated with China Telecom Group Guangdong Corporation and offered premier network services in mainland China to business customers in Hong Kong. Customers are guaranteed 100 percent service level commitment on cross-border connectivity services to cities in Guangdong.

*Other Services.* Revenue from other services consists primarily of revenue from the sale of network equipment, customer premises equipment ("CPE") and connectivity products and services, fees for technical and maintenance subcontracting services, and income from the Contact Center business.

Other services revenue remained stable at HK$3,182 million for the year ended December 31, 2003 compared to HK$3,144 million for the year ended December 31, 2002. The increase was primarily due to an increase in revenue for the provision of connectivity products and services including IP-based end-to-end communications.

## Business eSolutions (including Unihub)

Business eSolutions includes IT business provisioned under the new brand name, Unihub, retail business broadband Internet access services and the Group's directories businesses, PCCW Directories Limited in Hong Kong and ChinaBiG Limited ("ChinaBiG") in mainland China.

The IT business in Hong Kong and mainland China has been consolidated and branded as Unihub to provide the Group's pool of IT professionals a clear focus and to raise customers' recognition. Unihub also includes Internet data centers and Unihub China Information Technology Company Limited, the Group's subsidiary co-owned with China Telecommunications Corporation ("China Telecom").

Business eSolutions revenue for the year ended December 31, 2003 increased 4 percent to HK$2,326 million from HK$2,234 million for the year ended December 31, 2002.

Following establishment of the new Unihub brand and the formation of the Group's subsidiary co-owned with China Telecom, IT business in mainland China began to gain stronger traction in 2003. IT business in Hong Kong, however, was affected by the outbreak of Severe Acute Respiratory Syndrome ("SARS") during the year. On a net basis, revenue from Unihub increased 9 percent to HK$1,525 million for the year ended December 31, 2003 from HK$1,397 million for the year ended December 31, 2002.

The Hong Kong Government's Smart ID Card project is progressing satisfactorily, with new ID cards issued beginning in June 2003. Unihub also delivered other major contract work during the year including provisioning of a nationwide enterprise resource planning information system in 18 locations for China Mobile, implementation of a Credit Card Back Office Processing platform for Bank of China, Human Resources Management and Financial Management Systems for the Hong Kong Council of Social Service, and Flight Information Display System for the Xiamen Airport.

The Company continued to maintain its leading market position and premium on revenue per customer in business broadband by enhancing value-added services such as additional security features. While the number of business broadband Internet access customers inclusive of leased lines grew to 62,800 as at December 31, 2003 from 51,800 as at December 31, 2002, the mix of business broadband customers continued to change as more small and medium enterprise (SME) customers versus large corporations subscribed to the service. As a result, revenue from business broadband Internet access services remained flat at HK$530 million for the year ended December 31, 2003 compared to HK$531 million for the year ended December 31, 2002.

Revenue from the Group's directories businesses decreased to HK$271 million for the year ended December 31, 2003 from HK$306 million for the year ended December 31, 2002. The unfavorable economic conditions in Hong Kong resulted in lower advertising revenue.

### Infrastructure

Infrastructure revenue (ex-Residence Bel-Air) decreased to HK$489 million for the year ended December 31, 2003 from HK$685 million for the year ended December 31, 2002. The Group's investment properties continued to enjoy high occupancy rates. However, average rent decreased in line with trends in the Hong Kong real estate market. Revenue was lower in 2003 compared to the prior year in which one-off revenue of HK$83 million from Cyberport entrustment work and the proceeds from the sale of certain properties in mainland China were recorded.

Overwhelming response was received from the market and all 1,204 units of the first and second phases of Residence Bel-Air have been sold. Sales of HK$9,765 million (US$1,252 million) achieved during the year is sufficient to fund ongoing future construction costs and project expenses. The Group recorded revenue of HK$4,111 million in 2003 (2002: Nil) on the basis of percentage of completion in accordance with industry practice.

### Others and Elimination

Other revenue of HK$426 million (2002: HK$793 million) includes revenue from the Group's business in Taiwan, JALECO and Internet Services.

The Group continued to provide data network services in Taiwan through its majority-owned subsidiary, Taiwan Telecommunication Network Services Co., Ltd. ("TTNS"), including high-speed packet data utilizing asynchronous transfer mode (ATM) and information networks and Internet access supported by an extensive fiber-optic network. TTNS revenue was lower after exiting certain unprofitable products and services. SARS, fierce competition and generally lower product prices for telecom data products also had an adverse impact on the demand for both telecoms and CPE business.

During the year, JALECO restructured its gaming business and exited certain legacy businesses. Revenue in 2003 was lower as a result of the delay in development and launch of certain game software.

Elimination of HK$1,374 million (2002: HK$1,607 million) predominantly relates to internal charges for communications services consumed, IT support and computer system network charges, customer support services and rental between the Group's business units.

## Costs of Sales and Services

Total costs of sales and services for the year ended December 31, 2003 were HK$8,730 million, compared to HK$5,295 million for the year ended December 31, 2002. Certain construction and establishment costs of the Cyberport project previously capitalized were recognized as cost of sales during the year. As a result, gross margin for the Group decreased to approximately 61 percent for the year ended December 31, 2003 from nearly 74 percent for the year ended December 31, 2002. Excluding Residence Bel-Air, gross margin for the Group remained stable at approximately 74 percent.

TSS costs of sales and services were HK$3,788 million for the year ended December 31, 2003 compared to HK$3,993 million for the year ended December 31, 2002. TSS gross margin decreased marginally to approximately 77 percent from nearly 78 percent a year ago, primarily due to some customer acquisition costs incurred in the second half of the year. This was in relation to the new products and services launched, partially offset by a decline in wholesale international voice and data disbursements.

Management's Discussion and Analysis

## Operating Costs

Year ended December 31

| | 2003 HK$ million | 2003 US$ million | 2002 HK$ million | 2002 US$ million | y-o-y Better/ (Worse) |
|---|---|---|---|---|---|
| Staff costs | **3,150** | **404** | 3,766 | 483 | 16% |
| Repair and maintenance | **423** | **54** | 443 | 57 | 5% |
| Other operating costs | **2,875** | **369** | 2,488 | 319 | (16)% |
| Total operating costs before depreciation and amortization | **6,448** | **827** | 6,697 | 859 | 4% |

Operating costs before depreciation and amortization decreased 4 percent to HK$6,448 million for the year ended December 31, 2003 from HK$6,697 million for the year ended December 31, 2002. Operating costs for TSS also decreased 12 percent to HK$4,493 million for the current year from HK$5,111 million a year ago.

As a result of strategic realignment plans and efficiency programs implemented in 2002 and early 2003, staff costs decreased substantially by 16 percent year-on-year to HK$3,150 million.

In 2002, the Group reset staff levels by about 1,400 positions. A subcontracting program was announced in September 2002, under which about 1,600 employees in network maintenance and installation divisions took the opportunity to form 17 independent companies which then signed agreements to provide services to PCCW. Cascade Limited ("Cascade"), a wholly-owned subsidiary of PCCW and one of Asia-Pacific's leading technical services companies, was also formed in January 2003 to provide PCCW's telecommunications network operations, support and maintenance services. As part of the formation of Cascade, approximately 3,000 employees accepted new service contracts that generally reduced salaries slightly, as well as realigned benefit packages.

The number of full-time and part-time employees of the Group was 12,510 at the end of 2003, compared to approximately 11,560 a year ago:

Year ended December 31

| | 2003 | 2002 |
|---|---|---|
| TSS | **8,897** | 8,445 |
| Business eSolutions | **2,229** | 1,280 |
| Infrastructure | **365** | 361 |
| Others [1] | **1,019** | 1,474 |
| Total | **12,510** | 11,560 |
| Total (excluding part-time/temps) | **12,013** | 10,978 |

1 Others primarily includes Corporate Functions, Taiwan, JALECO, and Internet Services.

The increase in the number of employees was primarily a result of the inclusion in Business eSolutions of all the employees from ChinaBiG, which became an indirect non wholly-owned subsidiary of the Group in April 2003; increased workforce for the launch of PCCW's new products and services and for the IT business in mainland China; while JALECO's workforce was streamlined.

Other operating costs primarily included rent, rates and utilities, publicity and promotion, professional and consulting fees and subcontracting costs. Other operating costs increased to HK$2,875 million year-on-year, primarily due to incremental publicity and promotion expenses for the pre-sales of Residence Bel-Air and for the new products and services; and an increase in subcontracting costs as a result of the strategic realignment programs implemented in 2002 and 2003.

## EBITDA

Group EBITDA decreased 9 percent to HK$7,372 million for the year ended December 31, 2003 compared to HK$8,120 million for the year ended December 31, 2002. While the Group's EBITDA margin decreased to 33 percent for the current year compared to 40 percent in the previous year, EBITDA margin, excluding Residence Bel-Air, remained stable at 40 percent. The decrease in the Group's EBITDA was primarily due to lower EBITDA contribution from TSS.

TSS EBITDA decreased 7 percent to HK$8,291 million for the year ended December 31, 2003 from HK$8,903 million for the year ended December 31, 2002 while EBITDA margin increased to approximately 50 percent from approximately 49 percent a year ago. The improvement in TSS EBITDA margin was primarily a result of the substantial cost savings from a reduction in wholesale voice and data disbursements partially offset by some customer acquisition costs incurred in the second half of the year in relation to the new products and services launched. The Group also achieved significant operating efficiency through various strategic realignment plans implemented in 2002 and 2003.

Business eSolutions EBITDA decreased 70 percent to HK$45 million for the year ended December 31, 2003 from HK$151 million for the year ended December 31, 2002. While the Group's Unihub businesses in mainland China began to gain stronger traction in 2003, certain start-up costs in relation to those businesses impacted during the year. EBITDA also decreased due to the outbreak of SARS which delayed certain contracts during the year.

Infrastructure EBITDA (ex-Residence Bel-Air) decreased to HK$250 million for the year ended December 31, 2003 from HK$476 million for the year ended December 31, 2002, primarily due to the slower property market in Hong Kong during the early part of the year and the absence of a one-off government rates rebate in 2003.

Pre-sales of Residence Bel-Air commenced in February 2003 and the Group started to record revenue contribution and the corresponding costs during the year. The project contributed a small EBITDA of HK$11 million in 2003 (2002: Nil).

EBITDA loss from others, inclusive of costs associated with corporate functions, has been further contained by 13 percent to HK$1,225 million for the year ended December 31, 2003 from HK$1,410 million for the year ended December 31, 2002. This was primarily driven by tighter control on corporate overheads.

Management's Discussion and Analysis

## REACH

| | **Year ended December 31, 2003**[3] | | | Year ended December 31, 2002 | | |
|---|---|---|---|---|---|---|
| | **HK$ million**[1] | **US$ million**[1] | **US$ million**[2] | HK$ million[1] | US$ million[1] | US$ million[2] |
| Revenue | **7,036** | **902** | **902** | 9,854 | 1,263 | 1,263 |
| EBITDA | **733** | **94** | **92** | 3,304 | 423 | 423 |
| PCCW's 50 percent share of (loss)/profit before tax | **(821)** | **(105)** | **NA** | 738 | 95 | NA |

1 Amounts prepared in accordance with HK GAAP.

2 Amounts prepared in accordance with US GAAP.

3 2003 balances are yet to receive audit approval.

REACH, a 50:50 joint venture with Telstra Corporation Limited ("Telstra"), generated HK$7,036 million (2002: HK$9,854 million) in revenue and HK$733 million (2002: HK$3,304 million) in EBITDA for the year ended December 31, 2003. PCCW's 50 percent share of loss before tax for the year ended December 31, 2003 was HK$821 million compared to a profit of HK$738 million for the year ended December 31, 2002.

Despite remaining a leader in the Asian market and the primary wholesale international connectivity provider to both PCCW and Telstra, REACH's results were affected by the continuing difficult environment in the international undersea and long-haul telecommunications market. New technology and new supply of international connectivity services have created excess capacity in the market. Following global market trends, REACH continued to experience volatile trading conditions and substantial pricing pressure. To achieve the best results possible under the current market conditions, REACH has focused on improving efficiency and continued to streamline costs. Cash management is a key financial focus.

During the year, the Group performed an impairment assessment of its interests in REACH. A prudent decision has been made to make a full provision for impairment of the Group's entire stake in REACH and a loss of HK$4,159 million (approximately US$533 million) was recognized. Accordingly, the Group's total investment in REACH has been written down to zero as at December 31, 2003 and there will be no further equity loss pick-up required by the Group for future losses from REACH.

In April 2003, REACH and its bankers restructured the terms of REACH's original US$1,500 million syndicated term loan facility by repaying US$300 million of principal, with the balance of US$1,200 million repayable in a bullet payment in December 2010. The amendments to the original syndicated term loan facility were aimed at providing REACH with greater financial flexibility and an improved capital structure. Details of the restructured terms were set out in the Company's announcements dated April 14 and April 15, 2003.

An indirect wholly-owned subsidiary of the Company and REACH are parties to a Hong Kong Domestic Connectivity Agreement (as amended) and an International Services Agreement (as amended), for the provision of domestic and international connectivity services in Hong Kong and between Hong Kong and other countries. Pursuant to the amended International Services Agreement, each of the Group and Telstra have agreed to purchase 90 percent per annum of the Group's and Telstra's respective "Committed Services" (being international public switched telephone network terminating access, international transmission capacity and Internet gateway access services) from REACH and its subsidiaries until repayment of the amended US$1,500 million syndicated loan facility of REACH on December 31, 2010 or earlier. REACH similarly must acquire 90 percent per annum of its local connectivity services from the Group under the amended Hong Kong Domestic Connectivity Agreement, under similar terms and conditions. Purchases made by the Group for the year ended December 31, 2003 were approximately HK$1,036 million.

PCCW has, historically, been a substantial acquirer of cross-border connectivity services supplied by REACH, and expects to continue to require these services to support the Group's domestic business. REACH's 2004 business plan is currently being finalized.

## Financial Highlights of Audited Consolidated Results

### Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2003 was HK$2,888 million compared to HK$2,832 million for the year ended December 31, 2002.

### Operating Profit before Net Gains on Investments, Provisions for Impairment Losses and Restructuring Costs

Operating profit before net gains on investments, provisions for impairment losses and restructuring costs decreased by approximately 17 percent to HK$4,339 million for the year ended December 31, 2003 from HK$5,212 million for the year ended December 31, 2002 primarily due to the aforementioned reasons for the decrease in EBITDA and the increase in loss on disposal of certain fixed assets.

### Net Finance Costs

Net finance costs increased to HK$2,117 million for the year ended December 31, 2003 from HK$1,997 million for the year ended December 31, 2002. The Group prudently managed its debt profile and the interest rate risk by moving the majority of debt from floating to fixed rates. Weighted average maturity was also lengthened to nearly 7 years. As a result, average cost of debt increased to 5.6 percent from 5.0 percent year-on-year. The balance also included arrangement fees of approximately HK$217 million (2002: HK$241 million) incurred in respect of the bank loans and other long-term borrowings of the Group.

### Share of Results of Jointly Controlled Companies

Share of loss of jointly controlled companies for the year ended December 31, 2003 of HK$891 million (2002: Share of profit of HK$550 million) primarily comprised the Group's 50 percent share of loss before tax from REACH of HK$821 million (2002: Share of profit before tax of HK$738 million), and the Group's share of profit or losses of other jointly controlled companies.

### Share of Results of Associates

Share of results of associates for the year of HK$65 million (2002: HK$281 million) comprised the Group's share of profits and losses of its associates for the year ended December 31, 2003. The 2002 balance included the Group's 40 percent share of profit before tax from RWC of HK$137 million from January 1, 2002 to the date of disposal of June 28, 2002.

### Loss on Disposal of Interest in RWC

On disposal of the Group's 40 percent interest in RWC in June 2002, the Group recorded an accounting loss of HK$1,771 million.

### Taxation

Taxation for the year ended December 31, 2003 was HK$1,165 million compared to HK$1,406 million in 2002. The 17 percent decrease was primarily due to a write back of deferred tax on fixed asset impairment and over provision for overseas tax, partially offset by the effect of an increase in the statutory tax rate from 16 percent to 17.5 percent.

Under the current tax system in Hong Kong, certain impairment losses and overseas losses are not deductible permanently and there is no group loss relief on Hong Kong operating losses. Furthermore, the Group's financing costs, to the extent that they are attributable to the acquisition of Cable & Wireless HKT Limited (now known as PCCW-HKT Limited ("HKT")) and other companies, are not tax deductible. Excluding these factors, the Group has an effective tax rate which is approximately the statutory tax rate of 17.5 percent. Management does not believe there is tax inefficiency within the Group but will continue to review and minimize the overall tax costs, subject to the constraints of the existing Hong Kong tax rules.

### Loss for the Year Attributable to Shareholders

Loss attributable to shareholders was HK$6,100 million for the year ended December 31, 2003 compared to a loss of HK$7,762 million for the year ended December 31, 2002. Current year loss was primarily attributable to the impairment losses and restructuring costs of a total of HK$6,954 million taken in relation to the Group's interests in REACH, JALECO, and various other assets.

Net profit before impairment provisions, restructuring costs, the Group's share of REACH's results and net losses on disposal of interests in RWC and MobileOne was HK$1,675 million for the year ended December 31, 2003 compared to

HK$2,041 million for the year ended December 31, 2002, presented on the same basis.

The loss in 2002 was largely attributable to an impairment loss of HK$8,263 million recognized for the goodwill in relation to the Group's investment in REACH, and a loss on disposal of the Group's 40 percent interest in RWC of HK$1,771 million.

## Liquidity and Capital Resources

As at December 31, 2003, the Group had Net Cash[3] of HK$5,375 million (approximately US$689 million), and gross long-term debt of HK$34,505 million (approximately US$4,424 million) compared to HK$8,447 million (approximately US$1,083 million) and HK$41,366 million (approximately US$5,303 million), respectively, as at December 31, 2002. Therefore, Net Debt[2] reduced by 11 percent to HK$29,131 million (approximately US$3,735 million) as at December 31, 2003 from HK$32,919 million (approximately US$4,220 million) as at December 31, 2002.

During the year ended December 31, 2003, the Group prepaid a total of approximately HK$17,208 million (approximately US$2,206 million) gross long-term debt including the remaining balance of Tranche C of the original US$4,700 million term loan facility (HK$6,093 million or approximately US$781 million) and the two term loan facilities of HK$5,000 million (approximately US$641 million) each. Total prepaid amount also included US$143 million (approximately HK$1,115 million) of early redemption of Telstra mandatory convertible bond as part of the restructuring of REACH syndicated term loan facility.

On July 17, 2003, PCCW announced a share placement of 715 million existing shares of the Company by its substantial shareholder, Pacific Century Regional Developments Limited ("PCRD") at HK$4.40 per share. Concurrent with the share placement, PCRD also agreed to subscribe for 715 million new shares in the Company at HK$4.40 per share (the "Subscription"). The Directors considered that the top-up share placement would strengthen the Group's capital base and further the Group's previously stated goals of continuing to reduce debt and improve credit fundamentals. The entire net proceeds arising from the Subscription of HK$3,060 million (approximately US$392 million) were used to prepay the Group's long-term debt.

Management continued to take advantage of the historically low interest rate environment and raised a total of HK$10,459 million (approximately US$1,341 million) of long-term borrowings including US$456 million (approximately HK$3,556 million) of 7.88 percent guaranteed notes due 2013; a HK$3,003 million (approximately US$385 million) term loan facility repayable in 2008; and US$500 million (approximately HK$3,900 million) of 6 percent guaranteed notes due 2013.

In addition to the new long-term borrowings, HKTC also arranged HK$6,000 million 5-year, HK$2,000 million 6-year and HK$2,800 million 7-year revolving credit facilities for long-term liquidity and general corporate purposes.

Subsequent to December 31, 2003, the Group further reduced its gross long-term debt by prepaying a HK$750 million (approximately US$96 million) term loan facility, the HK$1,058 million (approximately US$136 million) Beijing property Renminbi denominated loan and the HK$3,003 million (approximately US$385 million) term loan facility. A total of HK$3,400 million was drawn down from various revolving credit facilities.

## Cash Flow
For the year ended December 31

| | 2003 HK$ million | 2003 US$ million | 2002 HK$ million | 2002 US$ million |
|---|---|---|---|---|
| Core operating cash flow: | | | | |
| Operating cash flow [1 and 2] | **6,610** | **848** | 7,260 | 931 |
| *Less:* Net interest paid | **(1,285)** | **(165)** | (1,298) | (166) |
| Tax paid | **(1,397)** | **(179)** | (1,245) | (159) |
| Operating cash flow after interest and taxes | **3,928** | **504** | 4,717 | 606 |
| *Less:* Capital expenditure | **(1,958)** | **(251)** | (1,611) | (207) |
| Investment in Cyberport | **(538)** | **(69)** | (2,204) | (283) |
| Recurring operating cash flow | **1,432** | **184** | 902 | 116 |
| Non-recurring items | **(658)** | **(84)** | 245 | 31 |
| Core operating cash flow | **774** | **100** | 1,147 | 147 |
| Pre-sales proceeds from Residence Bel-Air received, strictly intended for the future development of the Cyberport project [3] | **2,701** | **346** | – | – |

1 Operating cash flow is net cash inflow from operating activities in the audited consolidated cash flow statement plus investment in Cyberport, non-recurring items and net interest related to operating activities and tax paid.

2 US$143 million capacity prepayment to REACH incurred in April 2003 was treated as a long-term investment and was excluded from operating cash flow. The amount was subsequently determined impaired and fully provided for as at December 31, 2003.

3 HK$2,701 million (approximately US$346 million) of pre-sales proceeds from Residence Bel-Air, net of monies retained in stakeholders' accounts and applied to construction costs and other project costs, were received during the year (2002: Nil).

The Group continued to generate healthy operating cash flow during the year. Recurring operating cash flow increased to HK$1,432 million (approximately US$184 million) for the year ended December 31, 2003 from HK$902 million (approximately US$116 million) for the year ended December 31, 2002. The substantial increase was primarily due to a significant reduction in investment in the Cyberport project, which has become self-funding from the pre-sales proceeds of Residence Bel-Air since the second half 2003.

Net investment in the Cyberport project reduced to HK$538 million (approximately US$69 million) in 2003 compared to HK$2,204 million (approximately US$283 million) in the prior year. As at December 31, 2003, the Group has invested a total of HK$4,428 million (approximately US$568 million) in the Cyberport project. Cash proceeds received have been, and will continue to be, used to fund future construction and other project costs.

### Non-recurring items.
During the year, the Group made some non-recurring payments which primarily included the Universal Service Contribution ("USC") refunded to other telecommunications operators. The USC refund amount was determined by OFTA and had no impact on the Group's operations or income statement. Some guaranteed rental and construction income was received in 2002.

The Directors consider that it is not meaningful to publish a gearing ratio for the Group until such time as the Group is in a positive shareholders' equity position.

### Credit Ratings of HKTC

In May 2003, subsequent to a review of the Group's strategy as well as the underlying performance of its core business, Standard & Poor's Ratings Services reaffirmed its BBB corporate credit rating on HKTC and maintained its outlook as positive while Moody's Investors Service downgraded the senior unsecured debt ratings of HKTC to Baa2 from Baa1, with the outlook maintained at stable.

Further, in July 2003, Fitch Ratings assigned HKTC an investment grade rating of BBB+ with a stable outlook.

PCCW was named by *The Asset* magazine as the 2nd best credit in Hong Kong and the 8th best in Asia. Management will continue to further reduce the Group's long-term debt and improve credit fundamentals of HKTC with the goal of achieving the desired "A" ratings.

## Capital Expenditure

Capital expenditure for the year ended December 31, 2003 was HK$1,958 million (approximately US$251 million), compared to HK$1,611 million (approximately US$207 million) for the year ended December 31, 2002. The majority of capital expenditure was on meeting demand for now Broadband TV connections, New Generation Fixed Line Services, broadband access lines, and data services.

PCCW has made significant investment in its communications network in previous years. This has included the upgrade and expansion of network coverage, and building a platform for broadband and fast developing IP initiatives. Besides on-going core network expansion, 2004 capital expenditure will include overseas network projects and other new products and services. PCCW will continue to invest prudently, using criteria including internal rate of return, net present value and payback period, depending on the type of business.

## Hedging

Market risk arises from foreign currency exposure and interest rate exposure related to cash investments and borrowings. As a matter of policy, the Group continues to manage the market risk directly relating to its operations and financing and does not undertake any speculative derivative trading activities. The Finance and Management Committee, a subcommittee of the Executive Committee of the Board of Directors, determines appropriate risk management activities undertaken with the aim of managing, prudently, the market risk associated with transactions undertaken in the normal course of the Group's business. All treasury risk management activities are carried out in accordance with policies and guidelines approved by the Finance and Management Committee and the Executive Committee, which are reviewed on a regular basis.

In the normal course of business, the Group enters into forward contracts and other derivative contracts in order to limit its exposure to adverse fluctuations in foreign currency exchange rates and interest rates. These instruments are executed with creditworthy financial institutions, and all contracts are denominated in currencies of major industrial countries. Gains and losses on these contracts serve as hedges in that they offset fluctuations that would otherwise impact the Group's financial results. Costs associated with entering into such contracts are not material to the Group's financial results.

## Charge on Assets

As at December 31, 2003, certain assets of the Group with an aggregate carrying value of HK$4,188 million (2002: HK$4,357 million) were pledged to secure loan and borrowing facilities utilized by the Group.

In addition, certain investments, with an aggregate value of HK$246 million (2002: HK$237 million), were placed as collateral in relation to certain equity-linked transactions entered into by the Group.

As at December 31, 2002, the Group had been granted a standby letter of credit facility that was secured by a charge over bank deposits of approximately HK$720 million. There was no such standby letter of credit facility as at December 31, 2003.

The Group's interest in REACH has been given as security for the amended 5 percent mandatory convertible note of approximately US$54 million due 2005.

## Contingent Liabilities

| | 2003 HK$ million | 2002 HK$ million |
|---|---|---|
| Performance guarantee | **130** | 74 |
| Others | **125** | 60 |
| | **255** | 134 |

On April 23, 2002, a writ of summons was issued against HKT, an indirect wholly-owned subsidiary of the Company, by New Century Infocomm Tech Co., Ltd. for HKT's failure to purchase 6,522,000 shares of TTNS, pursuant to an option agreement entered into on July 24, 2000. The total claim against HKT amounted to approximately HK$96 million (NT$418 million), being the purchase price of shares in TTNS, contractual interest for the period from January 1, 2001 to January 2, 2002 at 6.725 percent per annum and interest on the due amount pursuant to Sections 48 and 49 of the High Court Ordinance, Cap. 4. However, this figure should be reduced by the current market value of the shares in TTNS which would be transferred to HKT in the event that the claimants are successful in their claim. A defense was filed by HKT on May 29, 2002 and proceedings are ongoing. Based on legal advice received, the Directors consider that HKT has valid defenses and therefore no provision has been made.

On August 23, 2003, a summons was issued against the Company upon the application of Wharf T&T Limited ("Wharf") in relation to its rights under Section 14(1) of the Telecommunications Ordinance to install telephone lines, among other things. No provision was made in respect of this action and proceedings were withdrawn on March 8, 2004.

## Employees

As of the year ended December 31, 2003, the Group had approximately 12,510 employees (at December 31, 2002: 11,560). The majority of these employees work in Hong Kong. The Company has established incentive bonus schemes designed to motivate and reward employees at all levels to achieve the Company's business performance targets. Payment of bonuses is generally based on achievement of revenue and EBITDA targets for the Company's individual businesses and the Group as a whole. The Company also operates a discretionary employee share option scheme and two share award schemes to motivate employee performance in enhancing shareholder value.

Global economic conditions and a prolonged negative return on investments have led to a continuous decline in retirement scheme assets around the world. Despite better-than-market median investment performance, the Company restructured its defined benefit scheme during the year to minimize its future exposure to the volatile market. The investment returns of the scheme have improved since then and, together with some additional contribution by the Company, the estimated solvency ratio improved to approximately 93 percent at the end of 2003, from 76 percent a year ago.

## Dividend

The Directors do not recommend the payment of a final dividend for the year ended December 31, 2003 (2002: Nil).

## Outlook

The consolidated results in 2003 reflected the fiercely competitive environment and difficult circumstances in which the Group operated. While the Group focused on stabilizing its core business, tremendous sales progress was achieved at Residence Bel-Air.

Year 2003 was a year of innovation for the Company as a series of new products and services were launched and were welcomed with enthusiasm by customers. It is, however, too early to see any reflection of these positive steps in the 2003 results.

Looking into 2004, an economic recovery appears to be gathering momentum in Hong Kong although the operating environment is expected to continue to be challenging.

The Group believes that many of the innovative and aggressive actions it is pursuing are positioning it well to deliver acceptable operating results over the medium-term. Contributions from the new products and services launched in 2003 and other new value-added services coming in 2004, such as multimedia applications and advanced New Generation Fixed Line Services, will become more material this year.

The Group expects that its core business will stabilize whilst broadband, value-added services, and the IT business will continue to grow. This change in business mix over time could negatively impact the Group's margin. Management will continue to maintain a regime of strict cost control and further lift operating efficiency.

At the same time, the Group will continue to press the Hong Kong Government to accelerate the reform of outdated regulatory policies that have unfairly restricted the Company's ability to compete. Management is cautiously optimistic that the regulatory constraints may be lessened during 2004.

Leveraging the new brand name Unihub, and as CEPA (Closer Economic Partnership Arrangement) promises stronger economic ties between Hong Kong and mainland China, the Group will continue to actively increase its presence in mainland China.

Further afield, our home-grown expertise in broadband technology and marketing is being applied to a wireless broadband business opportunity in the UK, with a soft launch planned for the second quarter of 2004. Our UK wireless broadband experience, if successful, could provide an excellent basis for expansion into other markets, including mainland China.

In light of changed market conditions, the Group has performed asset impairment tests and made a prudent decision to make impairment provisions for its interests in REACH and in various other assets. These non-cash related charges have put the Company in an accounting loss position in 2003, but will not hinder the Company's commitment to start paying dividends. Management does not expect to incur material impairments in 2004 and the foreseeable future.

The Company has begun to actively address the technical matters which need to be resolved to put the Company in a position to pay a dividend. These technical matters include the necessary reorganization of the Company's balance sheet. The Company anticipates that by the end of 2004, it will have completed the necessary technical formalities in order to permit the payment of dividends as and when the Board considers it appropriate in the future.

In parallel, the Group will continue to maintain its financing priorities: to further reduce debt using its healthy operating cash flow and the expected cash return from the Cyberport project starting in 2004; and to target "A" ratings at HKTC.

# Financial Information

# Report of the Directors

The directors present their annual report together with the audited consolidated financial statements of PCCW Limited (the "Company") and its subsidiaries (the "Group") for the year ended December 31, 2003.

## PRINCIPAL ACTIVITIES

The principal activities of the Group are the provision of local and international telecommunications services, Internet and interactive multimedia services, the sale and rental of telecommunications equipment, and the provision of computer, engineering and other technical services, mainly in the Hong Kong Special Administrative Region ("Hong Kong"); investment in, and development of, systems integration and technology-related businesses; and investment in, and development of, infrastructure and properties in Hong Kong and elsewhere in mainland China.

Details of segment information are set out in note 5 to the consolidated financial statements.

## RESULTS AND APPROPRIATIONS

The results of the Group for the year ended December 31, 2003 are set out in the accompanying consolidated financial statements on page 71.

No interim dividend was paid during the year. The directors do not recommend the payment of a final dividend for the year ended December 31, 2003.

## FINANCIAL SUMMARY

A summary of the consolidated results and of the assets and liabilities of the Group for the last five financial years is set out on page 130.

## SUBSIDIARIES, JOINTLY CONTROLLED COMPANIES AND ASSOCIATES

Particulars of the Company's principal subsidiaries, jointly controlled companies and associates are set out in notes 22 to 24 to the consolidated financial statements.

## FIXED ASSETS

Details of movements in the fixed assets of the Group during the year are set out in note 18 to the consolidated financial statements.

## BORROWINGS AND CONVERTIBLE BONDS

Particulars of the Group's and the Company's borrowings and convertible bonds are set out in notes 26(g) and 27 to the consolidated financial statements.

## SHARE CAPITAL

Details of the movements in the share capital of the Company during the year are set out in note 29 to the consolidated financial statements.

## RESERVES

Details of the movements in reserves of the Group and the Company during the year are set out in note 32 to the consolidated financial statements.

## MAJOR CUSTOMERS AND SUPPLIERS

For the year ended December 31, 2003, the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30 percent of the Group's total turnover.

The largest supplier for the year ended December 31, 2003 represented 34 percent of the Group's total purchases (not including purchases of a capital nature), and the combined total of the five largest suppliers accounted for 69 percent of the Group's total purchases for the year. At no time during the year have the directors, their associates or any shareholder of the Company, who to the knowledge of the directors, owns more than 5 percent of the Company's share capital, had any interests in these major suppliers.

## DIRECTORS

The directors who held office during the year and up to the date of this report were:

**Executive Directors**

| | |
|---|---|
| Li Tzar Kai, Richard *Chairman* | |
| So Chak Kwong, Jack *Deputy Chairman and Group Managing Director* | (appointed on July 25, 2003) |
| Yuen Tin Fan, Francis *Deputy Chairman* | |
| Peter Anthony Allen | |
| Alexander Anthony Arena | |
| Michael John Butcher | |
| Chung Cho Yee, Mico | |
| Lee Chi Hong, Robert | |
| John Todd Bonner | (retired on May 22, 2003) |
| Cheung Wing Lam, Linus *Deputy Chairman* | (resigned on February 29, 2004) |

**Non-Executive Directors**

Sir David Ford, KBE, LVO
The Hon Raymond George Hardenbergh Seitz

**Independent Non-Executive Directors**

| | |
|---|---|
| Prof Chang Hsin-kang | |
| Dr Fung Kwok King, Victor | |
| Dr The Hon Li Kwok Po, David, GBS, JP | |
| Sir Roger Lobo, CBE, JP | |
| Aman Mehta | (appointed on February 10, 2004) |

In accordance with Article 92 of the Company's Articles of Association, So Chak Kwong, Jack and Aman Mehta shall retire and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

In accordance with Articles 101A, 101B and 101C of the Company's Articles of Association, Li Tzar Kai, Richard, Alexander Anthony Arena, Sir Roger Lobo and Dr The Hon Li Kwok Po, David shall retire by rotation and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

## DIRECTORS' SERVICE CONTRACTS

So Chak Kwong, Jack entered into a service contract with the Company for a period of 3 years commencing on July 25, 2003. Mr So's service contract provides for a compensation payment from the Company for early termination by the Company during the term of the contract.

Save as disclosed above, no director proposed for re-election at the forthcoming annual general meeting has an unexpired service contract with the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

## DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at December 31, 2003, the directors and chief executive of the Company and their associates had the following interests and short positions in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code"):

### 1. The Company

*A. Interests in the Company*

The table below sets out the aggregate long positions in the shares and underlying shares of each director and the chief executive of the Company.

| | Number of ordinary shares | | | | | | |
|---|---|---|---|---|---|---|---|
| Name of director/chief executive | Personal interests | Family interests | Corporate interests | Other interests | Number of underlying shares held under equity derivatives | Total | Percentage of issued share capital |
| Li Tzar Kai, Richard | – | – | 1,716,654,012 *(Note 1(a))* | 36,726,857 *(Note 1(b))* | 3,489,962 *(Note 1(c))* | 1,756,870,831 | 32.72% |
| So Chak Kwong, Jack | – | – | – | – | 18,483,000 *(Note 3)* | 18,483,000 | 0.34% |
| Yuen Tin Fan, Francis | – | – | – | – | 17,068,000 *(Note 2)* | 17,068,000 | 0.32% |
| Cheung Wing Lam, Linus | 6,081 | – | – | – | 3,200,000 *(Note 2)* | 3,206,081 | 0.06% |
| Peter Anthony Allen | 253,200 | – | – | – | 2,629,200 *(Note 2)* | 2,882,400 | 0.05% |
| Alexander Anthony Arena | 760,000 | – | – | – | 12,800,200 *(Note 4)* | 13,560,200 | 0.25% |
| Michael John Butcher | – | – | – | – | 14,375,200 *(Note 5)* | 14,375,200 | 0.27% |
| Chung Cho Yee, Mico | 1,176,260 | 18,455 *(Note 6)* | – | – | 11,390,400 *(Note 2)* | 12,585,115 | 0.23% |
| Lee Chi Hong, Robert | 992,600 *(Note 7(a))* | 511 *(Note 7(b))* | – | – | 5,000,000 *(Note 2)* | 5,993,111 | 0.11% |
| Sir David Ford | – | – | – | – | 2,000,000 *(Note 2)* | 2,000,000 | 0.04% |
| Prof Chang Hsin-kang | 64,000 | – | – | – | – | 64,000 | 0.001% |
| Dr The Hon Li Kwok Po, David | 600,000 | – | – | – | – | 600,000 | 0.01% |

**Notes:**

1. (a) These interests represented Li Tzar Kai, Richard's interests through corporations he controlled as follows:

   (i) an interest in 20,354,286 shares of the Company held by Pacific Century Group Holdings Limited ("PCG"), which was 100 percent owned by Li Tzar Kai, Richard;

   (ii) an interest in 1,526,094,302 shares of the Company held by Pacific Century Regional Developments Limited ("PCRD"), a company in which PCG had, through certain wholly-owned subsidiaries including Anglang Investments Limited, Pacific Century Group (Cayman Islands) Limited, Pacific Century International Limited and Borsington Limited, an aggregate 75.32 percent interest; and

   (iii) an interest in 170,205,424 shares of the Company held by Pacific Century Diversified Limited ("PCD"), a wholly-owned subsidiary of Chiltonlink Limited, which was 100 percent owned by Li Tzar Kai, Richard.

   (b) These shares were held by Yue Shun Limited, a subsidiary of Hutchison Whampoa Limited ("HWL"). Cheung Kong (Holdings) Limited ("Cheung Kong") through certain subsidiaries held more than one-third of the issued share capital of HWL. Li Tzar Kai, Richard was a beneficiary of certain discretionary trusts which held interests in Cheung Kong and HWL. Li Tzar Kai, Richard was also interested in one-third of the issued share capital of two companies, which owned all the shares in the trustee companies which acted as trustees of such discretionary trusts. Accordingly, Li Tzar Kai, Richard was taken, under the SFO, to have an interest in the 36,726,857 shares of the Company held by Yue Shun Limited.

## DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES *(continued)*

### 1. The Company *(continued)*

#### A. *Interests in the Company (continued)*

**Notes:** *(continued)*

(c) These interests represented Li Tzar Kai, Richard's interests under listed equity derivatives through corporations he controlled as follows:

(i) an interest in 679,000 underlying shares held by PCRD in the form of 67,900 American depositary receipts ("ADRs"), each representing 10 shares of the Company; and

(ii) an interest in respect of 2,810,962 underlying shares arising as a result of the holding of an aggregate of US$14,000,000 of convertible bonds issued by a wholly-owned subsidiary of the Company which were held by PCG and a wholly-owned subsidiary of Pacific Century Insurance Holdings Limited ("PCIHL") (a company in which PCRD had a 45.09 percent interest) and were convertible into 2,810,962 shares of the Company.

2. These interests represented the interests in underlying shares in respect of share options granted by the Company to these directors as beneficial owners, the details of which are set out in the section headed "SHARE OPTION SCHEME" below.

3. These interests represented So Chak Kwong, Jack's beneficial interest in: (i) 6,483,000 underlying shares which will be transferred to him in three equal annual installments commencing from the first anniversary of his employment with the Company pursuant to an agreement made with PCD which constituted unlisted physically settled equity derivatives; and (ii) 12,000,000 underlying shares in respect of share options granted by the Company to So Chak Kwong, Jack as beneficial owner, the details of which are set out in the section headed "SHARE OPTION SCHEME".

4. These interests represented Alexander Anthony Arena's beneficial interest in: (i) 200 underlying shares held in the form of 20 ADRs which constituted listed equity derivatives; and (ii) 12,800,000 underlying shares in respect of share options granted by the Company to Alexander Anthony Arena as beneficial owner, the details of which are set out in the section headed "SHARE OPTION SCHEME" below.

5. These interests represented Michael John Butcher's beneficial interest in: (i) 775,200 underlying shares which will be transferred to him in two equal annual installments on April 3, 2004 and April 3, 2005 pursuant to an agreement made on May 22, 2002 with Li Tzar Kai, Richard which constituted unlisted physically settled equity derivatives; and (ii) 13,600,000 underlying shares in respect of share options granted by the Company to Michael John Butcher as beneficial owner, the details of which are set out in the section headed "SHARE OPTION SCHEME" below.

6. These shares were held by the spouse of Chung Cho Yee, Mico.

7. (a) These shares were held jointly by Lee Chi Hong, Robert and his spouse.

   (b) These shares were held by the spouse of Lee Chi Hong, Robert.

#### B. *Short Positions in the Shares and Underlying Shares of the Company*

Under the SFO, Li Tzar Kai, Richard was taken as at December 31, 2003 to have short positions held pursuant to equity derivatives in respect of an aggregate of 328,434,671 underlying shares, representing 6.12 percent of the total issued share capital of the Company, details of which are as follows:

(a) a short position in respect of 91,764,706 underlying shares in the Company (such shares being beneficially held by PCRD) which arose under certain unlisted physically settled equity derivatives issued by PCRD pursuant to which the derivative holder has the right to call for the delivery of 91,764,706 shares in the Company;

(b) a short position in respect of 229,411,765 underlying shares in the Company (such shares being beneficially held by PCRD) which arose under certain unlisted physically settled equity derivatives issued by PCRD pursuant to which the derivative holders have the right to call for the delivery of 229,411,765 shares in the Company;

(c) a short position in respect of 775,200 underlying shares in the Company which arose under an agreement entered into with Michael John Butcher, such interest constituted, for the purposes of the SFO, a short position under an unlisted physically settled equity derivative pursuant to which such shares in the Company will be transferred to Michael John Butcher in two equal annual installments on April 3, 2004 and April 3, 2005; and

(d) through PCD (a corporation 100 percent controlled by Li Tzar Kai, Richard - see above) a short position in respect of 6,483,000 underlying shares in the Company which arose under an agreement entered into with So Chak Kwong, Jack, such interest constituted, for the purposes of the SFO, a short position of a corporation controlled by Li Tzar Kai, Richard under an unlisted physically settled equity derivative pursuant to which such shares in the Company will be transferred to So Chak Kwong, Jack in three equal annual installments commencing from the first anniversary of his employment with the Company.

## DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES *(continued)*

**2. Interests in Associated Corporation**

PCG and a subsidiary of PCIHL held, respectively, US$4,000,000 and US$10,000,000 of convertible bonds issued by PCCW Capital Limited, an associated corporation of the Company. Accordingly, Li Tzar Kai, Richard had, through his controlled corporations, PCG and PCIHL, an aggregate interest in US$14,000,000 of convertible bonds issued by PCCW Capital Limited.

Save as disclosed above, none of the directors, the chief executive of the Company or their associates had any interests or short positions in any shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

## SHARE OPTION SCHEME

The Company operates a share option scheme (the "Scheme") under which the board of directors (the "Board"), may at their discretion, grant share options to any eligible person to subscribe for shares in the Company subject to the terms and conditions stipulated therein. The Scheme provides an opportunity for eligible persons to acquire proprietary interests in the Company and to encourage eligible persons to work towards enhancing the value of the Company and its shares for the benefit of the Company and its shareholders as a whole. Eligible persons include, but are not limited to, any director, officer, employee, consultant, adviser, supplier, customer or sub-contractor of the Group or any member of it or any other person who has contributed to the development, growth or benefit of the Group as determined by the Board. The Scheme was adopted on September 20, 1994 and, unless otherwise canceled or amended, will remain in force for 10 years from that date.

At an extraordinary general meeting of the Company held on May 23, 2002, the Scheme was amended in order to, amongst other things, comply with the new requirements of Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") which came into effect on September 1, 2001.

The maximum number of shares in respect of which options may be granted under the Scheme shall not in aggregate exceed 10 percent of the shares of the Company in issue as at the date of approval of the limit. As at December 31, 2003, the total number of shares of the Company that may be issued upon exercise of all share options granted and yet to be exercised under the Scheme was 222,177,528, which represented 4.14 percent of the issued share capital of the Company as at that date. The maximum entitlement for any eligible person (other than a substantial shareholder or an independent non-executive director of the Company, or any of their respective associates) is that the total number of shares issued and to be issued upon exercise of all options granted and to be granted in any 12-month period up to and including the date of the latest grant does not exceed 1 percent of the shares of the Company in issue at the relevant time. Any further grant of share options in excess of this limit is subject to shareholders' approval in general meeting.

The period within which an option may be exercised will be determined by the Board in its absolute discretion, save that no option may be exercised later than 10 years from the date of grant of the option.

The exercise price in relation to each option shall be determined by the Board in its absolute discretion, but in any event shall not be less than the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotation sheet on the date of grant of such option; (ii) the average closing price of the shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of grant of such option; and (iii) the nominal value of a share on the date of grant of such option.

Details of the options which have been granted under the Scheme during the year ended December 31, 2003 are as follows:

**1. Outstanding options at January 1, 2003 and at December 31, 2003**

| Name or category of participant | Date of grant *(Notes 1 & 2)* | Vesting period *(Note 1)* | Exercisable period *(Note 1)* | Exercise price HK$ *(Note 3)* | Number of options<br>Outstanding at 01.01.2003 *(Note 3)* | Number of options<br>Outstanding at 12.31.2003 |
|---|---|---|---|---|---|---|
| **Directors** | | | | | | |
| So Chak Kwong, Jack | 07.25.2003 | 07.25.2004 to 07.25.2006 | 07.25.2004 to 07.23.2013 | 4.3500 | – | 12,000,000 |

## SHARE OPTION SCHEME *(continued)*

### 1. Outstanding options at January 1, 2003 and at December 31, 2003 *(continued)*

| Name or category of participant | Date of grant *(Notes 1 & 2)* | Vesting period *(Note 1)* | Exercisable period *(Note 1)* | Exercise price HK$ *(Note 3)* | Number of options: Outstanding at 01.01.2003 *(Note 3)* | Number of options: Outstanding at 12.31.2003 |
|---|---|---|---|---|---|---|
| **Directors** *(continued)* | | | | | | |
| Yuen Tin Fan, Francis | 08.28.1999 | 08.17.2000 to 08.17.2004 | 08.17.2003 to 08.17.2009 | 11.7800 | 2,134,000 | 2,134,000 |
| | 08.26.2000 | 08.26.2001 to 08.26.2005 | 08.26.2001 to 08.26.2010 | 60.1200 | 3,200,000 | 3,200,000 |
| | 02.20.2001 | 08.26.2001 to 08.26.2005 | 08.26.2001 to 01.22.2011 | 16.8400 | 3,200,000 | 3,200,000 |
| | 07.25.2003 | 07.25.2004 to 07.25.2006 | 07.25.2004 to 07.23.2013 | 4.3500 | – | 8,534,000 |
| Cheung Wing Lam, Linus | 02.20.2001 | 08.26.2001 to 08.26.2005 | 08.26.2001 to 01.22.2011 | 16.8400 | 3,200,000 | 3,200,000 |
| Peter Anthony Allen | 08.28.1999 | 08.17.2000 to 08.17.2002 | 08.17.2000 to 08.17.2009 | 11.7800 | 272,000 | 272,000 |
| | 08.26.2000 | 08.26.2001 to 08.26.2005 | 08.26.2001 to 08.26.2010 | 60.1200 | 178,600 | 178,600 |
| | 02.20.2001 | 08.26.2001 to 08.26.2005 | 08.26.2001 to 01.22.2011 | 16.8400 | 178,600 | 178,600 |
| | 07.25.2003 | 07.25.2004 to 07.25.2006 | 07.25.2004 to 07.23.2013 | 4.3500 | – | 2,000,000 |
| Alexander Anthony Arena | 08.28.1999 | 08.17.2000 to 08.17.2004 | 08.17.2000 to 08.17.2009 | 11.7800 | 3,200,000 | 3,200,000 |
| | 08.26.2000 | 08.26.2001 to 08.26.2005 | 08.26.2001 to 08.26.2010 | 60.1200 | 1,600,000 | 1,600,000 |
| | 02.20.2001 | 08.26.2001 to 08.26.2005 | 08.26.2001 to 01.22.2011 | 16.8400 | 1,600,000 | 1,600,000 |
| | 07.25.2003 | 07.25.2004 to 07.25.2006 | 07.25.2004 to 07.23.2013 | 4.3500 | – | 6,400,000 |
| John Todd Bonner | 11.13.1999 | 08.17.2000 to 10.25.2004 | 08.17.2000 to 10.25.2009 | 22.7600 | 1,000,000 | *(Note 10)* |
| | 08.26.2000 | 08.26.2001 to 08.26.2005 | 08.26.2001 to 08.26.2010 | 60.1200 | 480,000 | *(Note 10)* |
| | 02.20.2001 | 08.26.2001 to 08.26.2005 | 08.26.2001 to 01.22.2011 | 16.8400 | 480,000 | *(Note 10)* |
| Michael John Butcher | 05.28.2002 | 04.29.2003 to 04.29.2007 | 04.29.2003 to 04.29.2012 | 9.9500 | 5,600,000 | 5,600,000 |
| | 07.25.2003 | 07.25.2004 to 07.25.2006 | 07.25.2004 to 07.23.2013 | 4.3500 | – | 8,000,000 |
| Chung Cho Yee, Mico | 08.28.1999 | 08.17.2000 to 08.17.2004 | 08.17.2001 to 08.17.2009 | 11.7800 | 3,575,200 | 3,575,200 |
| | 08.26.2000 | 08.26.2001 to 08.26.2005 | 08.26.2001 to 08.26.2010 | 60.1200 | 1,060,000 | 1,060,000 |
| | 02.20.2001 | 08.26.2001 to 08.26.2005 | 08.26.2001 to 01.22.2011 | 16.8400 | 1,060,000 | 1,060,000 |
| | 07.25.2003 | 07.25.2004 to 07.25.2006 | 07.25.2004 to 07.23.2013 | 4.3500 | – | 5,695,200 |
| Lee Chi Hong, Robert | 07.25.2003 | 07.25.2004 to 07.25.2006 | 07.25.2004 to 07.23.2013 | 4.3500 | – | 5,000,000 |
| Sir David Ford | 07.25.2003 | 07.25.2004 to 07.25.2006 | 07.25.2004 to 07.23.2013 | 4.3500 | – | 2,000,000 |

## SHARE OPTION SCHEME *(continued)*

### 1. Outstanding options at January 1, 2003 and at December 31, 2003 *(continued)*

| Name or category of participant | Date of grant *(Notes 1 & 2)* | Vesting period *(Note 1)* | Exercisable period *(Note 1)* | Exercise price HK$ *(Note 3)* | Number of options: Outstanding at 01.01.2003 *(Note 3)* | Number of options: Outstanding at 12.31.2003 |
|---|---|---|---|---|---|---|
| **Employees** | | | | | | |
| *In aggregate* | 08.17.1999 to 09.15.1999 | *(Note 4)* | 08.17.2000 to 08.17.2009 | 11.7800 | 15,567,056 | 10,343,988 |
| | 10.25.1999 to 11.23.1999 | *(Note 4)* | 10.25.2000 to 10.25.2009 | 22.7600 | 5,409,200 | 4,509,200 |
| | 12.20.1999 to 01.18.2000 | *(Note 4)* | 12.20.2000 to 12.20.2009 | 33.5600 | 216,000 | – |
| | 02.08.2000 to 03.08.2000 | 02.08.2001 to 02.08.2003 | 02.08.2001 to 02.08.2010 | 75.2400 | 86,700 | 86,700 |
| | 08.26.2000 to 09.24.2000 | *(Note 5)* | *(Note 5)* | 60.1200 | 4,915,000 | 4,270,000 |
| | 10.27.2000 to 11.25.2000 | *(Note 6)* | *(Note 6)* | 24.3600 | 14,746,202 | 12,966,082 |
| | 01.22.2001 to 02.20.2001 | *(Note 7)* | *(Note 7)* | 16.8400 | 17,472,978 | 13,559,838 |
| | 02.20.2001 | 02.08.2002 to 02.08.2004 | 02.08.2002 to 02.08.2011 | 18.7600 | 86,700 | 86,700 |
| | 04.17.2001 to 05.16.2001 | *(Note 8)* | *(Note 8)* | 10.3000 | 3,794,200 | 3,542,960 |
| | 07.16.2001 to 09.15.2001 | 07.16.2002 to 07.16.2004 | 07.16.2002 to 07.16.2011 | 9.1600 | 744,760 | 689,760 |
| | 08.03.2001 | Fully vested on 03.31.2002 | 03.31.2002 to 08.01.2011 | 16.8400 | 800,000 | – |
| | 09.27.2001 | 09.27.2001 to 09.07.2003 | 09.27.2001 to 09.07.2011 | 6.8150 | 3,600,000 | 3,600,000 |
| | 10.15.2001 to 11.13.2001 | 10.15.2002 to 10.15.2004 | 10.15.2002 to 10.15.2011 | 8.6400 | 292,000 | 292,000 |
| | 05.10.2002 | *(Note 4)* | 04.11.2003 to 04.11.2012 | 7.9150 | 231,700 | 231,700 |
| | 06.19.2002 | *(Note 9)* | *(Note 9)* | 10.0900 | 579,000 | 279,000 |
| | 08.01.2002 | 08.01.2003 to 08.01.2005 | 08.01.2003 to 07.31.2012 | 8.0600 | 200,000 | 200,000 |
| | 11.13.2002 | 11.13.2003 to 11.13.2005 | 11.13.2003 to 11.12.2012 | 6.1500 | 7,120,000 | 7,040,000 |
| | 07.25.2003 | 07.25.2004 to 07.25.2006 | 07.25.2004 to 07.23.2013 | 4.3500 | – | 75,722,000 |
| | 09.16.2003 | 09.16.2004 to 09.15.2006 | 09.16.2004 to 09.14.2013 | 4.9000 | – | 1,190,000 |
| **Others** | 02.20.2001 | Fully Vested on 01.22.2002 | 01.22.2002 to 01.31.2004 | 16.8400 | 480,000 | 480,000 |
| | 10.11.2002 | Fully vested on 10.11.2002 | 10.11.2002 to 10.10.2007 | 8.6165 | 1,200,000 | 1,200,000 |
| | 07.25.2003 | 07.25.2004 to 07.25.2006 | 07.25.2004 to 07.23.2013 | 4.3500 | – | 2,200,000 |

## SHARE OPTION SCHEME *(continued)*

### 2. Options granted during the year ended December 31, 2003

| Name or category of participant | Date of grant *(Note 1)* | Vesting period *(Note 1)* | Exercisable period *(Note 1)* | Exercise price HK$ | Number of options granted | Market value per share at date of grant HK$ |
|---|---|---|---|---|---|---|
| **Directors** | | | | | | |
| So Chak Kwong, Jack | 07.25.2003 | 07.25.2004 to 07.25.2006 | 07.25.2004 to 07.23.2013 | 4.3500 | 12,000,000 | 4.3500 |
| Yuen Tin Fan, Francis | 07.25.2003 | 07.25.2004 to 07.25.2006 | 07.25.2004 to 07.23.2013 | 4.3500 | 8,534,000 | 4.3500 |
| Peter Anthony Allen | 07.25.2003 | 07.25.2004 to 07.25.2006 | 07.25.2004 to 07.23.2013 | 4.3500 | 2,000,000 | 4.3500 |
| Alexander Anthony Arena | 07.25.2003 | 07.25.2004 to 07.25.2006 | 07.25.2004 to 07.23.2013 | 4.3500 | 6,400,000 | 4.3500 |
| Michael John Butcher | 07.25.2003 | 07.25.2004 to 07.25.2006 | 07.25.2004 to 07.23.2013 | 4.3500 | 8,000,000 | 4.3500 |
| Chung Cho Yee, Mico | 07.25.2003 | 07.25.2004 to 07.25.2006 | 07.25.2004 to 07.23.2013 | 4.3500 | 5,695,200 | 4.3500 |
| Lee Chi Hong, Robert | 07.25.2003 | 07.25.2004 to 07.25.2006 | 07.25.2004 to 07.23.2013 | 4.3500 | 5,000,000 | 4.3500 |
| Sir David Ford | 07.25.2003 | 07.25.2004 to 07.25.2006 | 07.25.2004 to 07.23.2013 | 4.3500 | 2,000,000 | 4.3500 |
| **Employees** | | | | | | |
| In aggregate | 07.25.2003 | 07.25.2004 to 07.25.2006 | 07.25.2004 to 07.23.2013 | 4.3500 | 79,837,000 | 4.3500 |
| | 09.16.2003 | 09.16.2004 to 09.16.2006 | 09.16.2004 to 09.14.2013 | 4.9000 | 1,190,000 | 4.9000 |
| **Others** | 07.25.2003 | 07.25.2004 to 07.25.2006 | 07.25.2004 to 07.23.2013 | 4.3500 | 2,200,000 | 4.3500 |

The share options granted are not recognized in the financial statements until they are exercised. The weighted average values per option granted in 2003 and 2002 estimated at the date of grant using the trinomial option pricing model were HK$2.68 and HK$4.75 respectively. The weighted average assumptions used are as follows:

| | **2003** | 2002 |
|---|---|---|
| Risk-free interest rate | **4.8 percent** | 5.2 percent |
| Expected life (in years) | **10** | 10 |
| Volatility | **0.44** | 0.49 |
| Expected dividend per share | **–** | – |

The trinomial option pricing model was developed for use in estimating the fair value of traded options that are fully transferable. Such an option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. Because the Company's share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the trinomial option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

## SHARE OPTION SCHEME *(continued)*

### 3. Options exercised during the year ended December 31, 2003

During the year under review, no share options were exercised by the directors or employees of the Group.

### 4. Options canceled or lapsed during the year ended December 31, 2003

| Name or category of participant | Exercise price HK$ *(Note 11)* | Number of options canceled | Number of options lapsed *(Note 11)* |
|---|---|---|---|
| **Director** | | | |
| John Todd Bonner *(Note 10)* | 22.7600 | – | 1,000,000 |
| | 60.1200 | – | 480,000 |
| | 16.8400 | – | 480,000 |
| **Employees** | | | |
| In aggregate | 11.7800 | – | 5,223,068 |
| | 22.7600 | – | 900,000 |
| | 33.5600 | – | 216,000 |
| | 60.1200 | – | 645,000 |
| | 24.3600 | – | 1,780,120 |
| | 16.8400 | – | 3,913,140 |
| | 10.3000 | – | 251,240 |
| | 9.1600 | – | 55,000 |
| | 16.8400 | – | 800,000 |
| | 10.0900 | – | 300,000 |
| | 6.1500 | – | 80,000 |
| | 4.3500 | – | 4,115,000 |

**Notes:**

1. All dates are shown month/day/year.
2. Due to the large number of employees participating in the Scheme, certain information such as the date of grant can only be shown within a reasonable range in this report. For options granted to employees, the options were granted, where applicable, during the underlying periods for acceptance of the offer of such options by the employees concerned.
3. The exercise price per share and the number of share options outstanding as at January 1, 2003 have been adjusted as a result of the share consolidation on January 8, 2003 (the "Share Consolidation").
4. These options vest in installments during a period starting from the first anniversary of the offer date of such options (the "Offer Date") and ending on either the third or fifth anniversary of the Offer Date inclusive.
5. These options vest in installments during a period starting from: (i) May 26, 2001 and ending on May 26, 2003 inclusive; (ii) the first anniversary of the Offer Date and ending on the third anniversary of the Offer Date inclusive; or (iii) the first anniversary of the Offer Date and ending on the fifth anniversary of the Offer Date inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.
6. These options vest in installments during a period starting from: (i) March 15, 2001 and ending on March 15, 2005 inclusive; or (ii) the first anniversary of the Offer Date and ending on the third anniversary of the Offer Date inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.
7. These options vest in installments during a period starting from: (i) dates ranging between the date of grant to August 26, 2001 and ending on dates ranging between December 7, 2002 to August 26, 2005 inclusive; (ii) the first anniversary of the Offer Date and ending on the third anniversary of the Offer Date inclusive; or (iii) the first anniversary of the Offer Date and ending on the fifth anniversary of the Offer Date inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.
8. These options vest in installments during a period starting from: (i) May 26, 2001 and ending on May 26, 2005 inclusive; (ii) the first anniversary of the Offer Date and ending on the third anniversary of the Offer Date inclusive; or (iii) the first anniversary of the Offer Date and ending on the fifth anniversary of the Offer Date inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.
9. These options vest in installments during a period starting from: (i) the date of grant and ending on either May 26, 2003 or October 27, 2003 inclusive; or (ii) May 21, 2003 and ending on May 21, 2005 inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.

## SHARE OPTION SCHEME *(continued)*

**Notes:** *(Continued)*

10. John Todd Bonner retired as a director of the Company from May 22, 2003. His outstanding 1,000,000 options at an exercise price of HK$22.7600 per share, 480,000 options at an exercise price of HK$60.1200 per share and 480,000 options at an exercise price of HK$16.8400 per share lapsed following his retirement.

11. The exercise price per share and the number of share options which lapsed during the year have been adjusted to reflect the effect of the Share Consolidation.

Save as disclosed above, at no time during the year was the Company or any of its subsidiaries, holding companies or fellow subsidiaries a party to any arrangement to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and none of the directors or chief executive of the Company or their spouses or children under 18 years of age had any right to subscribe for equity or debt securities of the Company or had exercised any such right during the year.

## INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS

As at December 31, 2003, the following persons (other than directors or the chief executive of the Company) were substantial shareholders of the Company (as defined in the Listing Rules) and had interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO:

| Name of shareholder | Note | Number of shares/ underlying shares held | Percentage of issued share capital |
|---|---|---|---|
| **Interests** | | | |
| PCRD | 1 | 1,528,781,132 | 28.48% |
| PCG | 2 | 1,549,938,550 | 28.87% |
| **Short Positions** | | | |
| PCRD | 3 | 321,176,471 | 5.98% |
| PCG | 3 | 321,176,471 | 5.98% |

**Notes:**

1. These interests represented: (i) PCRD's beneficial interests in 1,526,094,302 shares and 679,000 underlying shares held in the form of 67,900 ADRs which constituted listed equity derivatives; and (ii) PCRD's interests through its 45.09 percent owned subsidiary, PCIHL, in 2,007,830 underlying shares in respect of US$10,000,000 convertible bonds which constituted listed physically settled equity derivatives convertible into shares of the Company.

2. These interests represented: (i) PCG's beneficial interests in 20,354,286 shares and 803,132 underlying shares in respect of US$4,000,000 convertible bonds held by it which constituted listed physically settled equity derivatives convertible into shares of the Company; and (ii) PCG's interests through its controlled corporations (being its wholly-owned subsidiaries, Borsington Limited, Pacific Century International Limited, Pacific Century Group (Cayman Islands) Limited and Anglang Investments Limited, which together controlled 75.32 percent of PCRD) in shares and underlying shares of the Company held by PCRD (as described in Note 1 above).

3. PCG was taken to have short positions in the same underlying shares held by its controlled corporation, PCRD, under the SFO pursuant to the arrangements as described in the section headed "DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES".

## INTERESTS AND SHORT POSITIONS OF OTHER PERSONS REQUIRED TO BE DISCLOSED UNDER THE SFO

As at December 31, 2003, the following persons (not being directors, the chief executive or substantial shareholders of the Company) had interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO:

| Name of shareholder | Note | Number of shares/ underlying shares held | Percentage of issued share capital |
|---|---|---|---|
| **Interests** | | | |
| Intel Capital Corporation | 1 | 291,703,219 | 5.43% |
| Intel Corporation | 2 | 291,703,219 | 5.43% |
| **Short Positions** | | | |
| Intel Capital Corporation | 1 | 291,703,219 | 5.43% |
| Intel Corporation | 2 | 291,703,219 | 5.43% |

**Notes:**

1. Intel Capital Corporation held an interest and a short position in 135,279,496 shares of the Company by way of security and interests and short positions in an aggregate of 156,423,723 shares as beneficial owner. Intel Capital Corporation also had an interest in 114,821,323 shares and a short position in 52,423,723 shares pursuant to certain unlisted physically settled equity derivatives.

2. The interests and short positions of its wholly-owned and controlled corporations were attributable to Intel Corporation.

## INTERESTS AND SHORT POSITIONS OF OTHER PERSONS REQUIRED TO BE DISCLOSED UNDER THE SFO *(continued)*

Save as disclosed above in this section and the previous section headed "INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS", the Company had not been notified of any other person (other than directors or the chief executive of the Company) who had an interest or a short position in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO as at December 31, 2003.

## DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

No contract of significance (as defined in Appendix 16 of the Listing Rules and subject to the Modified Calculation Concession described in the section headed "APPLICATION OF CHAPTER 14 OF THE LISTING RULES TO THE COMPANY" in this report) to which the Company, its subsidiaries, its holding companies or any of its fellow subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year. However, during the year, Li Tzar Kai, Richard had an interest, through his associates including Pacific Century Group Japan Y.K. (formerly known as Pacific Century Group Japan Co., Ltd.) ("PCGJ"), Pacific Century Matrix (HK) Limited ("PC Matrix HK"), Pacific Century Insurance Company Limited ("PCI") and PCRD, in certain transactions which constituted "connected transactions" of the Company under the Listing Rules. Particulars of these transactions are set out in the section headed "CONNECTED TRANSACTIONS" in this report.

## DIRECTORS' INTERESTS IN COMPETING BUSINESS

The interests of the directors of the Company in competing business as at December 31, 2003 required to be disclosed pursuant to Rule 8.10 of the Listing Rules were as follows:

| Name of director | Name of investee companies | Nature of business | Nature of interest |
|---|---|---|---|
| Li Tzar Kai, Richard *(Note)* | HWL and its subsidiaries ("Hutchison Group") | Ports and related services, telecommunications, property and hotels, retail and manufacturing and energy and infrastructure | Certain personal and deemed interests in HWL |

**Note:**
Li Tzar Kai, Richard was a director of HWL and certain of its subsidiaries until August 16, 2000, the day before the acquisition of Cable & Wireless HKT Limited (now known as PCCW-HKT Limited) became effective. Certain businesses of the Hutchison Group compete with certain aspects of the business of the Group. Li Tzar Kai, Richard has a personal interest in 110,000 shares in HWL, and is one of the discretionary beneficiaries of certain discretionary trusts which hold units in unit trusts which in turn are interested in certain shares of HWL. Li Tzar Kai, Richard holds one-third of the issued share capital of two companies, which own all the shares in the trustee companies which act as trustees of such discretionary trusts and unit trusts. These trustee companies perform their functions as trustees independently without any reference to Li Tzar Kai, Richard. Notwithstanding the above, and in view of his small personal shareholding, his being a discretionary beneficiary and that the trustee companies act independently of him, the Company considers that Li Tzar Kai, Richard is not able to exert control or influence over the Hutchison Group.

In addition, the Group held minority equity interests in a number of Internet-related companies in which the Group was entitled to appoint, and appointed, one or more directors to the boards of these companies during the year. Some or all of these companies may compete, directly or indirectly, with certain aspects of the Group's business.

Other than as disclosed above, none of the directors is interested in any business apart from the Group's businesses, which competes or is likely to compete, either directly or indirectly, with the Group's businesses.

## CHARITABLE DONATIONS

During the year, the Group made charitable donations and other donations totaling approximately HK$1.2 million (2002: HK$0.1 million).

## POST BALANCE SHEET EVENTS

Details of the significant post balance sheet events are set out in note 40 to the consolidated financial statements.

## PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the listed securities of the Company.

## APPLICATION OF CHAPTER 14 OF THE LISTING RULES TO THE COMPANY

Chapter 14 of the Listing Rules requires listed companies to disclose details of transactions that fall into certain categories, to publish an announcement and/or issue a circular to shareholders giving information about those transactions and, in the case of certain material transactions or certain transactions with connected persons (as defined in the Listing Rules), to obtain the prior approval of shareholders in respect of the relevant transaction. Certain categories of transactions are not subject to any disclosure or approval requirements under Chapter 14 of the Listing Rules.

The Company has negative net tangible assets as a result of the requirement under the relevant accounting standards to write-off to reserves HK$172,014 million goodwill arising from the acquisition of certain subsidiaries, including the acquisition of Cable & Wireless HKT Limited (now known as PCCW-HKT Limited) in August 2000. The negative net tangible asset value of the Company does not arise as a result of operational losses.

As a result of the negative net tangible asset value of the Company as described above, difficulties arise in relation to those provisions of the Listing Rules which require comparisons to be made on the basis of its net tangible assets or net assets. Accordingly, the Company has since 2000 applied for and was granted waivers and concessions by the Stock Exchange with respect to certain provisions of the Listing Rules. Details of the waivers and concessions granted by the Stock Exchange during 2000, 2001 and 2002 were set out in the Company's 2001 and 2002 annual reports. Details of the concessions granted by the Stock Exchange for the year 2003 (as modified following the announcement of the Company's interim results for the six months ended June 30, 2003) are described below.

**Adoption of De-minimis Concession and Modified Calculation Concession**

On April 3, 2003 the Stock Exchange approved the Company's application for the continued application of (A) the De-minimis Concession and (B) the Modified Calculation Concession (the "Approval"), each of which is described in the Company's announcement dated April 7, 2003 (the "April 7 Announcement") for the purposes of, amongst other things, determining the "assets test" and the "consideration test" (the "Relevant Tests") under rules 14.06, 14.09, 14.12 and 14.20 of the Listing Rules and the net tangible assets or net assets (as applicable) under rules 14.24(5), 14.25(1) and 14.25(2)(b)(i) of the Listing Rules.

Details of the application of the De-minimis Concession and Modified Calculation Concession were set out in the April 7 Announcement. Following the announcement of the Company's interim results for the six months ended June 30, 2003, the applicable thresholds for the purpose of the Relevant Tests have been modified as detailed in the Company's announcement dated September 3, 2003 and as described below.

1. **Application of De-minimis Concession**

   The De-minimis Concession is such that each transaction carried out in the ordinary course of business of the Group which is entered into on normal commercial terms, and where the consideration or value of the transaction does not exceed HK$1 million, would be considered to be de-minimis. The Relevant Tests will not apply to such a transaction.

2. **Application of Modified Calculation Concession**

   The Stock Exchange has approved the Company to apply the "modified assets test" and "modified consideration test" under the Modified Calculation Concession as follows:

   A. **Modified Assets Test and Modified Consideration Test for the purposes of Notifiable Transactions**

      Based on the Company's Unaudited Condensed Consolidated Balance Sheet as at June 30, 2003, the percentage ratios and monetary thresholds against which the "gross assets less intangibles and current liabilities of the asset to be acquired or realized" for the "assets test" and the "consideration for the asset to be acquired or realized" for the "consideration test" are to be determined for the purposes of the Modified Calculation Concession to ascertain the applicable type of notifiable transaction (other than connected transactions) for the purposes of Chapter 14 of the Listing Rules are as follows:

      a. ratio of 5 percent or above but below 15 percent (approximately HK$2,058 million or above but below approximately HK$6,174 million) – the requirements for discloseable transactions apply;

      b. ratio of 15 percent or above but below 25 percent (approximately HK$6,174 million or above but below approximately HK$10,290 million) – the requirements for major transactions apply;

      c. ratio of 25 percent or above (approximately HK$10,290 million or above) – the requirements for very substantial acquisitions apply; and

## APPLICATION OF CHAPTER 14 OF THE LISTING RULES TO THE COMPANY *(continued)*

**2. Application of Modified Calculation Concession** *(continued)*

**A. Modified Assets Test and Modified Consideration Test for the purposes of Notifiable Transactions** *(continued)*

**d.** for acquisition of assets (including securities but excluding cash) by the Company or any of its subsidiaries for consideration that includes securities for which listing will be sought, the requirements for share transactions apply if the ratio is less than 5 percent (approximately HK$2,058 million).

For the avoidance of doubt, the "profits test" and "equity test" remain applicable to the Company.

**B. Modified Assets Test Only while Maintaining the Percentage Ratios Prescribed under the Relevant Listing Rules**

In relation to references to net tangible assets or net assets, as applicable, in the provisions of the rules set out below, the basis set out in the modified assets test under the Modified Calculation Concession has been adopted as the basis for comparison to determine any relevant disclosure and/or shareholder approval requirements relating to these rules:

- Paragraph 17(2) of Appendix 7A;
- Paragraph 5.1 of Practice Note 13;
- Paragraph 3(e)(ii) of Practice Note 15;
- Paragraph 36 of Appendix 16; and
- Paragraph 1.3 of Practice Note 19.

Since the numerator and denominator are using the same modified basis, there has been no need to change the current percentage ratios prescribed under these rules.

**C. Modified Assets Test and Different Percentage Ratios**

In relation to references to net tangible assets or net assets, as applicable, in the provisions of the rules set out below, the basis set out in the modified assets test under the Modified Calculation Concession has been adopted as the basis for comparison to determine any relevant disclosure and/or shareholder approval requirements. In addition, percentage ratio thresholds prescribed under these rules have been amended as a result of the change in basis:

- Paragraph 15.2 of Appendix 16 – ratio of 1 percent;
- Paragraph 23 of Appendix 16 – ratio of 5 percent;
- Paragraph 3.2.1 of Practice Note 19 – ratio of 8 percent;
- Paragraph 3.2.2 of Practice Note 19 – ratio of 3 percent; and
- Paragraph 3.3 of Practice Note 19 – ratio of 8 percent.

**D. Modified Assets Test to Connected Transactions**

In relation to references to net tangible assets or net assets, as applicable, set out in rules 14.24(5), 14.25(1) and 14.25(2)(b)(i) of the Listing Rules (which relate to connected transactions), the basis set out in the modified assets test under the Modified Calculation Concession has been adopted. In addition, the percentage ratio thresholds to determine any relevant disclosure and/or shareholder approval requirements relating to these rules have been amended as follows:

**a.** in rule 14.24(5) the applicable threshold is the higher of either:

i. HK$1 million, or
ii. 0.01 percent of the modified assets basis.

Based on the Company's Unaudited Condensed Consolidated Balance Sheet as at June 30, 2003, the relevant threshold in sub-item (ii) above is equal to approximately HK$4.12 million.

**b.** in rule 14.25(1) the applicable threshold is the higher of either:

i. HK$10 million, or
ii. 1 percent of the modified assets basis.

Based on the Company's Unaudited Condensed Consolidated Balance Sheet as at June 30, 2003, the relevant threshold in sub-item (ii) above is equal to approximately HK$412 million.

## APPLICATION OF CHAPTER 14 OF THE LISTING RULES TO THE COMPANY *(continued)*

**2. Application of Modified Calculation Concession** *(continued)*

**D. Modified Assets Test to Connected Transactions** *(continued)*

**c.** in rule 14.25(2)(b)(i) the applicable threshold is 5 percent of the modified assets basis.

Based on the Company's Unaudited Condensed Consolidated Balance Sheet as at June 30, 2003, the relevant threshold is equal to approximately HK$2,058 million.

**Period for which the De-minimis Concession and the Modified Calculation Concession will apply**

The Stock Exchange's Approval for the adoption of the De-minimis Concession and the Modified Calculation Concession described above remains in effect until the publication or the due date of publication of this annual report, whichever is earlier.

As announced by the Stock Exchange on January 30, 2004, the current Listing Rules have been revised and will take effect from March 31, 2004 onwards. The percentage ratios under the revised Listing Rules deleted the reference to net asset value for both "assets test" and "consideration test" and introduced the reference to total assets and market capitalization. Following the amendment of the Listing Rules, the Company will be able to calculate the appropriate percentage ratios based on its financial statements in accordance with Rule 14.07 of the revised Listing Rules from March 31, 2004.

## CONNECTED TRANSACTIONS

In the period since the publication of the Company's 2002 Annual Report, members of the Group entered into (or continued to be party to) certain transactions which were "connected transactions" as defined by the Listing Rules and which are subject to disclosure obligations under Chapter 14 of the Listing Rules (as modified by the Company's Modified Calculation Concession described in the previous section of this report entitled "APPLICATION OF CHAPTER 14 OF THE LISTING RULES TO THE COMPANY"). Details of such transactions are as follows:

1. As disclosed in the Company's 2002 Annual Report, in March 2003, the Company provided a loan of HK$10 million to Omnilink Technology Limited (a non wholly-owned subsidiary of the Company) for financing its working capital and capital expenditure requirements. The loan is repayable upon the giving of one month's notice by the Company and bears interest at 195 basis points over three-month HIBOR. On June 17, 2003 and August 13, 2003, the Company provided two additional loans each of HK$20 million to Omnilink Technology Limited for financing its working capital requirements. Each of these two loans is repayable upon the giving of one month's notice by the Company and bears interest at the prime rate per annum quoted from time to time by The Hongkong and Shanghai Banking Corporation Limited.

2. On November 19, 2001 (as disclosed in the Company's 2002 Annual Report), PCCW Communications (Japan) K.K. ("PCCW Communications"), an indirect wholly-owned subsidiary of the Company, entered into a five-year lease agreement (the "Lease") with PCGJ regarding the lease of certain office space in Pacific Century Place Marunouchi, Tokyo, Japan (the "Building") owned by PCGJ at a monthly rent of approximately Yen 7.4 million (approximately HK$0.5 million) plus other monthly management expenses and a sub-lease agreement (the "Sub-Lease") regarding the sub-lease of office space in the Building to PCGJ at a monthly rent of approximately Yen 3.1 million (approximately HK$0.2 million) plus other monthly management expenses and renovation costs. The Sub-Lease has a term of approximately four years and ten months. PCCW Communications also entered into a five-year lease agreement (the "Display Lease") with The Pacific Century Place Marunouchi Owners Union ("PCPMOU") regarding the lease of space for display of the Company's logo outside the Building at a monthly rent of Yen 0.95 million (approximately HK$0.07 million). A change was made to the arrangements described above when, on December 2, 2002, PCCW Communications entered into an agreement (the "Novation") with PCGJ and New PCGJ Co., Ltd. The Novation was required in connection with certain financing arrangements PCGJ entered into with a third party and does not impact on the substance of the arrangements. Its effect was to transfer PCGJ's rights and obligations under the Sub-Lease to New PCGJ Co., Ltd. In the calendar year 2003 PCCW Communications paid approximately HK$7 million and approximately HK$0.8 million under the Lease and Display Lease respectively and received approximately HK$3 million under the Sub-Lease.

   Li Tzar Kai, Richard indirectly holds a 55 percent interest in the issued share capital of PCGJ and New PCGJ Co., Ltd. PCGJ is able to exercise 94 percent of the voting rights of PCPMOU. As PCGJ, New PCGJ Co., Ltd. and PCPMOU are each associates of Li Tzar Kai, Richard, they are therefore connected persons of the Company.

3. As disclosed in the Company's 2002 Annual Report, during the year ended December 31, 2002, PCCW-HKT Limited provided funding of approximately NT$37 million (approximately HK$8.5 million) to FIC Network Service, Inc. (a non wholly-owned subsidiary of the Company) for financing its operations. The funding was unsecured, bore interest at a rate of 1.5 percent above the one month HIBOR rate and was repayable on demand. FIC Network Service, Inc. was dissolved on July 23, 2003 and the funding was written-off.

## CONNECTED TRANSACTIONS *(continued)*

**4.** As disclosed in the Company's 2002 Annual Report, on June 6, 2002, the Company's publicly listed Japanese subsidiary, JALECO LTD. ("JALECO"), provided a guarantee of up to Yen 60 million (approximately HK$4.4 million) to UFJ Bank for the benefit of B-Factory Inc. (a non wholly-owned subsidiary of JALECO). This guarantee remained in place during the year ended December 31, 2003.

**5.** During the year ended December 31, 2003, PCCW Services Limited ("PCCW Services") provided certain staff, administrative and support services to PC Matrix HK. The services were provided on normal commercial terms and were within the ordinary course of business of PCCW Services and PC Matrix HK. For the year ended December 31, 2003, the total charges for such services amounted to approximately HK$12 million in respect of which PC Matrix HK had paid approximately HK$12 million as at December 31, 2003. Li Tzar Kai, Richard's interests in the issued share capital of PC Matrix HK was increased from 70 percent to 100 percent in May 2003. As PC Matrix HK is an associate of Li Tzar Kai, Richard, it is a connected person of the Company.

**6.** During the year ended December 31, 2003, the Group paid to PCI insurance premiums amounting to approximately HK$4.6 million in respect of group life and medical insurance (including clinical and hospitalization) coverage for employees of the Group. PCI is a wholly-owned subsidiary of PCIHL, of which PCRD held approximately 45 percent as at December 31, 2003. PCRD is a substantial shareholder of the Company.

PCI is continuing to provide group life and medical insurance to the Group. The policies are on normal commercial terms and within the ordinary course of business of PCI and the Group. The Group has as of March 1, 2004 paid to PCI insurance premiums in respect of the current financial year amounting to approximately HK$2.3 million.

**7.** PCRD, a substantial shareholder of the Company, has provided a rental guarantee on each of Towers A and B and the 6-storey commercial podium of Pacific Century Place, Beijing, the PRC. The two-year rental guarantees on Tower A and Tower B expired in 2001 and 2002 respectively. The two-year rental guarantee of not less than US$12,028,526 (approximately HK$93 million) in respect of the podium commenced in July 2002.

Details of this guarantee have been previously disclosed by the Company in a shareholders' circular dated July 7, 1999 and were approved by the shareholders of the Company at an extraordinary general meeting held on July 29, 1999.

The independent non-executive directors of the Company have reviewed the rental guarantee and confirmed that such rental guarantee has been provided to the Company as stated in the Acquisition Agreement as amended by the Acquisition Supplemental Agreement (each as defined in the shareholders' circular dated July 7, 1999).

**8.** On February 26, 2003, a wholly-owned subsidiary of the Company, PCC Investments Limited ("PCCI"), Commercial Radio Productions Limited ("CRP"), and PCC Skyhorse Holding Limited ("Skyhorse") entered into an agreement (the "Agreement") pursuant to which Skyhorse agreed to repurchase CRP's entire shareholding in Skyhorse for HK$80 million. Skyhorse was a joint venture company established on November 7, 2000 in which PCCI held 60 percent of the issued share capital and CRP 40 percent. At the time the Agreement was entered into CRP was a substantial shareholder in Skyhorse and therefore a connected person of the Company. The repurchase was conducted on normal commercial terms. Further details of this transaction were set out in the Company's announcement dated February 26, 2003.

**9.** On April 8, 2003, the Company provided a loan of RMB100 million to Unihub Global Network Technology (China) Limited (a non wholly-owned subsidiary of the Company) for financing its working capital and capital expenditure requirements. The loan is repayable upon the giving of one month's notice by the Company and bears interest at 195 basis points over three-month HIBOR.

**10.** On September 11, 2003, a non wholly-owned subsidiary of the Company, Unihub China Information Technology Company Limited ("UCIT") entered into an agreement with China Telecom Group Beijing Corporation ("CTB"), pursuant to which UCIT agreed to provide certain equipment services to CTB for approximately RMB22.5 million (approximately HK$21 million). As at the date of the agreement and up to December 31, 2003, CTB was a wholly-owned subsidiary of China Telecommunications Corporation ("China Telecom") which indirectly held 50% equity interest in UCIT. As CTB is an associate of China Telecom, CTB was a connected person of the Company. Further details of this transaction were set out in the Company's announcement dated September 16, 2003.

**11.** On September 12, 2003, UCIT entered into an agreement with Jiangsu Telecom Company Limited ("JTCL"), pursuant to which UCIT agreed to provide certain systems integration and other services to JTCL for approximately RMB8.5 million (approximately HK$8 million). At the time the agreement was entered into by the parties, JTCL was an indirect non wholly-owned subsidiary of China Telecom. JTCL was an associate of China Telecom and therefore was a connected person of the Company. Further details of this transaction were set out in the Company's announcement dated September 16, 2003.

## CONNECTED TRANSACTIONS *(continued)*

**12.** On September 18, 2003, UCIT entered into an agreement with Zhejiang Telecom Company Limited ("ZTCL"), pursuant to which UCIT agreed to provide certain consultancy services to ZTCL for approximately RMB4.8 million (approximately HK$4.5 million). On the same day, UCIT entered into another agreement with ZTCL, pursuant to which UCIT agreed to provide certain equipment installment and related services to ZTCL for approximately RMB9.2 million (approximately HK$8.7 million). At the time the agreements were entered into by the parties, ZTCL was an indirect non wholly-owned subsidiary of China Telecom. ZTCL was an associate of China Telecom and therefore was a connected person of the Company. Further details of these transactions were set out in the Company's announcement dated September 19, 2003.

**13.** On September 22, 2003, PCCW (Beijing) Limited ("PCCW Beijing") entered into an agreement with China Unicom Corporation Limited Guangdong Branch ("CUCL") and China Unicom Import & Export Co., Ltd. ("UEIL"), pursuant to which PCCW Beijing agreed to provide certain hardware, database software, systems integration and other related services to CUCL and UEIL for approximately RMB7.1 million (approximately HK$6.7 million). At the time the agreement was entered into by the parties, both CUCL and UEIL were subsidiaries of China United Telecommunications Corporation ("CUTC"). Each of CUCL and UEIL was a connected person of the Company as (a) China United Telecommunications Corp. (HK) Limited ("CUTCHK"), an indirect non wholly-owned subsidiary of CUTC, was a substantial shareholder of ChinaBiG Limited ("ChinaBiG"); and (b) Unicom Xing Ye Science & Technology Company Limited ("UXYST"), an indirect non wholly-owned subsidiary of CUTC, was a substantial shareholder of Unicom Yellow Pages Information Co., Ltd. ("Unicom Yellow Pages"). ChinaBiG and Unicom Yellow Pages were both non wholly-owned subsidiaries of the Company. Therefore, each of CUCL and UEIL was a connected person of the Company as they were associates of each of CUTCHK and UXYST. Details of this transaction were set out in the Company's announcement dated December 31, 2003.

**14.** On September 24, 2003, UCIT entered into an agreement with China Telecom, pursuant to which UCIT agreed to provide certain planning, design and implementation services to China Telecom for approximately RMB2.7 million (approximately HK$2.6 million). Further details of this transaction were set out in the Company's announcement dated September 24, 2003.

**15.** On September 24, 2003, UCIT entered into an agreement with China Telecom and China International Telecommunication Construction Corporation ("CITCC"), pursuant to which UCIT agreed to provide certain equipment and related installation services to China Telecom and CITCC for approximately RMB55.5 million (approximately HK$52.4 million). Further details of this transaction were set out in the Company's announcement dated September 24, 2003.

**16.** On November 4, 2003, UCIT entered into an agreement with Guangdong Telecom Company Limited ("GTCL"), pursuant to which UCIT agreed to provide certain systems integration and other services to GTCL for approximately RMB9 million (approximately HK$8.5 million). On December 30, 2003, UCIT entered into another agreement with GTCL, pursuant to which UCIT agreed to provide certain solutions, project management and consultancy services and other related services to GTCL for approximately RMB31.8 million (approximately HK$30 million). At the time each of the agreements was entered into by the parties, GTCL was an indirect non wholly-owned subsidiary of China Telecom. GTCL was an associate of China Telecom and therefore was a connected person of the Company. Further details of this transaction were set out in the Company's announcements dated November 4, 2003 and December 31, 2003 respectively.

## CODE OF BEST PRACTICE

Throughout the year, the Company complied fully with the Code of Best Practice as set out in Appendix 14 to the Listing Rules save that the non-executive directors are not appointed for a specific term of office. Following the amendments to the Company's Articles of Association with effect from January 7, 2003, the directors (including non-executive directors) are subject to retirement by rotation and shall be eligible for re-election at each annual general meeting.

## AUDITORS

Arthur Andersen & Co acted as the Auditors of the Company in respect of the financial year ended December 31, 2001. The financial statements for the financial years ended December 31, 2002 and 2003 have been audited by PricewaterhouseCoopers who will retire upon the conclusion of the forthcoming annual general meeting. A resolution for the re-appointment of PricewaterhouseCoopers as Auditors of the Company is to be proposed at the forthcoming annual general meeting.

On behalf of the Board

**Hubert Chak**
*Company Secretary*
Hong Kong,
March 4, 2004

# Auditors' Report

**TO THE SHAREHOLDERS OF PCCW LIMITED**
*(Incorporated in Hong Kong with limited liability)*

We have audited the accompanying financial statements of PCCW Limited (the "Company") and its subsidiaries (the "Group") as at and for the year ended December 31, 2003, set out on pages 71 to 129, which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

## Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

## Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2003 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

**PricewaterhouseCoopers**
*Certified Public Accountants*

Hong Kong, March 4, 2004
(except for the matter disclosed in Note 40(g), as to which the date is March 5, 2004)

# Consolidated Income Statement

For the year ended December 31, 2003

| In HK$ million (except for loss per share) | Note(s) | 2003 | 2002 |
|---|---|---|---|
| Turnover | 4 & 5 | **22,550** | 20,112 |
| Operating profit before net gains on investments, provisions for impairment losses and restructuring costs | 6 | **4,339** | 5,212 |
| Gains on investments, net | 7 | **407** | 13 |
| Provisions for impairment losses | 8 | **(2,452)** | (534) |
| Restructuring costs | 9 | **(38)** | (311) |
| Profit from operations | 5 | **2,256** | 4,380 |
| Finance costs, net | 11 | **(2,117)** | (1,997) |
| Share of results of jointly controlled companies | | **(891)** | 550 |
| Share of results of associates | | **65** | 281 |
| Impairment losses on interests in jointly controlled companies and associates | 12 | **(4,464)** | (8,263) |
| Losses on disposal of interests in Joint Venture (Bermuda) No. 2 Limited ("RWC") and MobileOne Ltd ("MobileOne"), net | 13 | **–** | (1,433) |
| Loss before taxation | 10 | **(5,151)** | (6,482) |
| Taxation | 15 | **(1,165)** | (1,406) |
| Loss after taxation | | **(6,316)** | (7,888) |
| Minority interests | | **216** | 126 |
| Loss for the year attributable to shareholders | 5 | **(6,100)** | (7,762) |
| Basic and diluted loss per share | 17 | **(122.81 cents)** | (168.53 cents) |

# Consolidated Statement of Changes in Equity

For the year ended December 31, 2003

| In HK$ million | Note | **2003** | 2002 |
|---|---|---|---|
| Total shareholders' deficit at January 1 | | **(5,916)** | (11,764) |
| Surplus on revaluation of investment properties | 32 | **305** | – |
| Translation exchange differences | 32 | **20** | 107 |
| Net gains not recognized in the consolidated income statement | | **325** | 107 |
| Net loss for the year | 32 | **(6,100)** | (7,762) |
| Issue of ordinary shares and exercise of options, net of issuing expenses | | **3,068** | 965 |
| Realization of goodwill on disposal of RWC | 32 | **–** | 4,081 |
| Provision for impairment of goodwill attributable to Reach Ltd. ("REACH") | 32 | **315** | 8,263 |
| Provision for impairment of goodwill attributable to subsidiaries | 32 | **469** | 194 |
| Realization of goodwill previously eliminated against reserves | | **784** | 12,538 |
| Total shareholders' deficit at December 31 | | **(7,839)** | (5,916) |

# Consolidated Balance Sheet

As at December 31, 2003

| In HK$ million | Note(s) | 2003 | 2002 |
|---|---|---|---|
| **ASSETS AND LIABILITIES** | | | |
| **Non-current assets** | | | |
| Fixed assets | 18 | **21,540** | 23,280 |
| Properties held for/under development | 19 | **3,774** | 4,357 |
| Goodwill | 20 | **933** | 1,304 |
| Intangible assets | 21 | **1,350** | 1,738 |
| Interest in jointly controlled companies | 3(c) & 23 | **33** | 3,505 |
| Interest in associates | 24 | **488** | 1,127 |
| Investments | 25 | **638** | 908 |
| Net lease payments receivable | 35 | **377** | 475 |
| Other non-current assets | | **390** | 467 |
| | | **29,523** | 37,161 |
| **Current assets** | | | |
| Properties under development | 19 | **297** | – |
| Properties held for sale | 26(a) | **–** | 2 |
| Sales proceeds held in stakeholders' accounts | 26(b) | **2,402** | – |
| Restricted cash | 26(c) | **2,701** | 720 |
| Prepayments, deposits and other current assets | | **1,653** | 1,355 |
| Inventories | 26(d) | **537** | 481 |
| Amounts due from related companies | 3(d) | **105** | 45 |
| Other investments | 26(e) | **323** | 394 |
| Accounts receivable, net | 26(f) | **1,571** | 1,724 |
| Cash and cash equivalents | 34(c) | **5,535** | 7,881 |
| | | **15,124** | 12,602 |
| **Current liabilities** | | | |
| Short-term borrowings | 26(g) | **(160)** | (154) |
| Accounts payable | 26(h) | **(1,377)** | (1,160) |
| Accruals, other payables and deferred income | 36(a) | **(4,645)** | (4,829) |
| Provisions | 28 | **(1,870)** | (70) |
| Amounts due to related companies | 3(d) | **(415)** | (373) |
| Gross amounts due to customers for contract work | 26(i) | **–** | (10) |
| Advances from customers | 3(b) | **(1,158)** | (1,221) |
| Taxation | | **(1,074)** | (1,187) |
| | | **(10,699)** | (9,004) |
| Net current assets | | **4,425** | 3,598 |
| **Total assets less current liabilities** | | **33,948** | 40,759 |

## Consolidated Balance Sheet *(continued)*
As at December 31, 2003

| In HK$ million | Note | 2003 | 2002 |
|---|---|---|---|
| **Non-current liabilities** | | | |
| Long-term liabilities | 27 | **(34,506)** | (41,366) |
| Amounts due to minority shareholders of subsidiaries | | **(11)** | (11) |
| Deferred taxation | 33(a) | **(3,026)** | (3,165) |
| Deferred income | 36(a) | **(14)** | (19) |
| Defined benefit liability | 30(a) | **(446)** | (586) |
| Provisions | 28 | **(1,941)** | – |
| Other long-term liabilities | 27(b) | **(1,540)** | (1,120) |
| | | **(41,484)** | (46,267) |
| **Net liabilities** | | **(7,536)** | (5,508) |
| **REPRESENTING:** | | | |
| Share capital | 29 | **1,343** | 1,164 |
| Deficit | 32 | **(9,182)** | (7,080) |
| Shareholders' deficit | | **(7,839)** | (5,916) |
| Minority interests | | **303** | 408 |
| | | **(7,536)** | (5,508) |

Approved by the Board of Directors on March 4, 2004 and signed on behalf of the Board by

**Alexander Anthony Arena**
*Director*

**Yuen Tin Fan, Francis**
*Director*

# Balance Sheet

As at December 31, 2003

| In HK$ million | Note(s) | 2003 | 2002 |
|---|---|---|---|
| **ASSETS AND LIABILITIES** | | | |
| **Non-current assets** | | | |
| Investment in subsidiaries | 22 | **24,054** | 26,317 |
| Loan due from a jointly controlled company | 3(c) & 23 | **–** | – |
| Other non-current assets | | **319** | 105 |
| | | **24,373** | 26,422 |
| **Current assets** | | | |
| Accounts receivable, prepayments, deposits and other current assets | | **103** | 52 |
| Amounts due from a related company | 3(d) | **62** | 22 |
| Cash and cash equivalents | | **1,877** | 3,499 |
| | | **2,042** | 3,573 |
| **Current liabilities** | | | |
| Accruals, other payables and deferred income | 36(a) | **(66)** | (47) |
| | | **(66)** | (47) |
| Net current assets | | **1,976** | 3,526 |
| **Total assets less current liabilities** | | **26,349** | 29,948 |
| **Non-current liabilities** | | | |
| Long-term liabilities | 27 | **(3,443)** | (1,519) |
| Other long-term liabilities | | **(69)** | – |
| | | **(3,512)** | (1,519) |
| **Net assets** | | **22,837** | 28,429 |
| **REPRESENTING:** | | | |
| Share capital | 29 | **1,343** | 1,164 |
| Reserves | 32 | **21,494** | 27,265 |
| Shareholders' funds | | **22,837** | 28,429 |

Approved by the Board of Directors on March 4, 2004 and signed on behalf of the Board by

**Alexander Anthony Arena**
*Director*

**Yuen Tin Fan, Francis**
*Director*

# Consolidated Cash Flow Statement

For the year ended December 31, 2003

| In HK$ million | Note | 2003 | 2002 |
|---|---|---|---|
| **NET CASH INFLOW FROM OPERATING ACTIVITIES** | 34(a) | **3,816** | 3,917 |
| **INVESTING ACTIVITIES** | | | |
| Proceeds from disposals of fixed assets and other investments | | **203** | 20 |
| Purchases of fixed assets | | **(1,958)** | (1,611) |
| Purchases of intangible assets | | **(146)** | (114) |
| Decrease/(Increase) in other non-current assets | | **32** | (13) |
| Acquisition of subsidiaries (net of cash and cash equivalents acquired) | 34(b) | **152** | – |
| Decrease/(Increase) in properties held for sale | | **2** | (2) |
| Purchases of investments, investments in jointly controlled companies and associates | | **(179)** | (144) |
| Proceeds from disposals of investments, investments in jointly controlled companies and associates | | **161** | 474 |
| Proceeds from termination and amendment of the terms of cross currency swap contracts | | **532** | 332 |
| Amounts (paid to)/received from jointly controlled companies and associates, net | | **(316)** | 283 |
| Purchases of other investments | | **(11)** | (37) |
| Dividend received from associates | | **664** | – |
| Dividend received from investments | | **10** | – |
| Capacity prepayment to a jointly controlled company | 3(c) | **(1,115)** | – |
| **NET CASH OUTFLOW FROM INVESTING ACTIVITIES** | | **(1,969)** | (812) |

| In HK$ million | Note | 2003 | 2002 |
|---|---|---|---|
| **FINANCING ACTIVITIES** | | | |
| Proceeds from issuance of shares, net of issuing expenses | | **3,068** | – |
| Partial redemption of mandatory convertible note | | **(1,115)** | – |
| Proceeds from issuance of convertible bonds | | **–** | 3,510 |
| Finance fees incurred for raising debts | | **(174)** | (173) |
| New loans raised | | **10,508** | 12,052 |
| Interest paid | | **(1,084)** | (1,159) |
| Decrease in other long-term liabilities | | **(4)** | – |
| Repayment of loans | | **(16,215)** | (17,632) |
| Increase/(Decrease) in contributions from minority shareholders of subsidiaries | | **94** | (2) |
| Decrease in restricted cash | | **720** | 685 |
| **NET CASH OUTFLOW FROM FINANCING ACTIVITIES** | | **(4,202)** | (2,719) |
| **(DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS** | | **(2,355)** | 386 |
| Exchange realignment | | **9** | 52 |
| **CASH AND CASH EQUIVALENTS** | | | |
| Beginning of year | | **7,881** | 7,443 |
| End of year | 34(c) | **5,535** | 7,881 |

# Notes to the Financial Statements

December 31, 2003

(Amount expressed in Hong Kong dollars unless otherwise stated)

## 1 Group Organization

PCCW Limited (the "Company") was incorporated in Hong Kong and its securities have been listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since October 18, 1994. The principal activities of the Company and its subsidiaries (the "Group") are the provision of local and international telecommunications services, Internet and interactive multimedia services, the sale and rental of telecommunications equipment, and the provision of computer, engineering and other technical services, mainly in the Hong Kong Special Administrative Region ("Hong Kong"); investment in, and development of, systems integration and technology-related businesses; and investment in, and development of, infrastructure and properties in Hong Kong and elsewhere in mainland China.

On June 12, 2003, the Company announced that it had been informed that Pacific Century Regional Developments Limited ("PCRD"), a substantial shareholder of the Company, had ceased to account for the Company as a subsidiary and would treat the Company as an associate. Following this development, Pacific Century Group Holdings Limited, which is a company incorporated in the British Virgin Islands and the ultimate holding company of PCRD, is no longer considered as the ultimate holding company of the Company.

## 2 Basis of Preparation and Principal Accounting Policies

**a. Statement of compliance**

The financial statements have been prepared in accordance with applicable Statements of Standard Accounting Practice ("SSAP") issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong ("HK GAAP") and the disclosure requirements of the Hong Kong Companies Ordinance. In particular, these financial statements reflect the adoption for the first time of SSAP 35 "Accounting for Government grants and disclosure of government assistance" and SSAP 34 (revised) "Employee benefits" which became effective for periods commencing on or after July 1, 2002 and January 1, 2003 respectively. The adoption of these new and revised SSAPs has not had a material financial impact on the preparation of these financial statements.

**b. Basis of preparation of the financial statements**

The measurement basis used in the preparation of the financial statements is historical cost modified by the revaluation of investment properties and the marking to market of certain investments in securities as explained in the accounting policies set out below.

**c. Basis of consolidation**

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to December 31 each year. Intra-group balances and transactions, and any unrealized profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements.

Unless otherwise indicated, the results of subsidiaries acquired or disposed of during the year are dealt with in the consolidated income statement from the effective dates of acquisition or to the effective dates of disposal, as appropriate.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortized goodwill or goodwill taken to reserves and which was not previously charged to the consolidated income statement.

The equity and net income attributable to minority shareholders' interests are shown separately in the balance sheet and income statement.

For subsidiaries which have accounting year ends different from the Group, the subsidiaries prepare, for the purpose of consolidation, financial statements as at the same date as the Group.

## 2 Basis of Preparation and Principal Accounting Policies *(continued)*

**d. Revenue recognition**

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in the income statement as follows:

**i. Telecommunications and other services**

Telecommunications services comprise the fixed line telecommunications network services and equipment businesses mainly in Hong Kong.

Telecommunications service revenue based on usage of the Group's network and facilities is recognized when the services are rendered. Telecommunications revenue for services provided for fixed periods is recognized on a straight-line basis over the respective period.

Other service income is recognized when services are rendered to customers.

**ii. Sales of goods**

Revenue is recognized when goods are delivered at the customers' premises which is taken to be the point in time when the customer has accepted the goods and the related risks and rewards of ownership. Revenue is recorded after deduction of any trade discounts.

**iii. Sales of properties**

Revenue and income arising from sales of completed properties is recognized upon completion of the sale when title passes to the purchaser.

Revenue and income arising from the pre-sale of properties under development is recognized on the percentage of construction completion basis when legally binding unconditional sales contracts are signed and exchanged, provided that the construction work has progressed to a stage where the ultimate realization of profit can be reasonably determined and on the basis that the total estimated profit is apportioned over the entire period of construction to reflect the progress of the development.

**iv. Rental income from operating leases**

Rental income receivable from investment properties under operating leases is recognized in the income statement in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives granted are recognized in the income statement as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognized as income in the accounting period in which they are earned.

**v. Contract revenue**

Revenue from a fixed price contract is recognized using the percentage of completion method, measured by reference to the percentage of estimated value of work done to date to total contract revenue.

**vi. Interest income**

Interest income from bank deposits is accrued on a time-apportioned basis by reference to the principal outstanding and the rate applicable.

**vii. Commission income**

Commission income is recognized when entitlement to the income is ascertained.

**viii. Dividend income**

Dividend income is recognized when the shareholder's right to receive payment is established.

Notes to the Financial Statements
December 31, 2003
(Amount expressed in Hong Kong dollars unless otherwise stated)

## 2 Basis of Preparation and Principal Accounting Policies *(continued)*

**e. Operating leases**

Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

**i. Assets held for use in operating leases**

Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in note 2(f). Impairment losses are accounted for in accordance with the accounting policy as set out in note 2(h). Revenue arising from operating leases is recognized in accordance with the Group's revenue recognition policies, as set out in note 2(d)(iv).

**ii. Operating lease charges**

Where the Group has the use of assets under operating leases, payments made under the leases are charged to the income statement in equal instalments over the accounting periods covered by the lease term. Lease incentives received are recognized in the income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the income statement in the accounting period in which they are incurred.

**f. Fixed assets and depreciation**

Fixed assets, excluding investment properties, are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 2(h)). The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Subsequent expenditure relating to a fixed asset that has already been recognized is added to the carrying amount of the asset and is depreciated over the original remaining useful life of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Group. All other subsequent expenditure, such as repairs and maintenance and overhaul costs, is recognized as an expense in the period in which it is incurred.

Depreciation is calculated to write off the cost on a straight-line basis over their estimated useful lives as follows:

| | |
|---|---|
| Land and buildings | Over the shorter of the lease term and the estimated useful lives |
| Exchange equipment | 5 to 15 years |
| Transmission plant | 5 to 25 years |
| Other plant and equipment | Over the shorter of 2 to 16 years and the term of lease |

Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognized in the income statement on the date of retirement or disposal.

**g. Investment properties**

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential and for the long term.

Investment properties with an unexpired lease term of more than 20 years are stated in the balance sheet at their open market value, on the basis of an annual valuation by professionally qualified executives of the Group and by independent valuers at intervals of not more than three years. Changes arising on the revaluation of investment properties are generally dealt with in the property revaluation reserve unless the following circumstances arise:

- when a deficit arises on revaluation, it will be charged to the income statement, if and to the extent that it exceeds the amount held in the reserve in respect of the portfolio of investment properties, immediately prior to the revaluation; and
- when a surplus arises on revaluation, it will be credited to the income statement, if and to the extent that a deficit on revaluation in respect of the portfolio of investment properties, had previously been charged to the income statement.

## 2 Basis of Preparation and Principal Accounting Policies *(continued)*

### g. Investment properties *(continued)*

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realized in respect of previous valuations is released from the property revaluation reserve to the income statement as part of the gain or loss on disposal of the investment property.

No depreciation is provided on investment properties unless the unexpired lease term is 20 years or less, in which case depreciation is provided on their carrying value over the unexpired lease term.

### h. Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that any of the following assets may be impaired or an impairment loss previously recognized no longer exists or may have decreased:

- fixed assets;
- investments in subsidiaries, associates and jointly controlled companies;
- intangible assets; and
- goodwill (whether taken initially to reserves or recognized as an asset).

If any such indication exists, the asset's recoverable amount is estimated. For intangible assets that are not yet available for use, or are amortized over more than 20 years from the date when the asset is available for use or goodwill that is taken initially to reserves or amortized over more than 20 years from initial recognition, the recoverable amount is estimated at each balance sheet date. An impairment loss is recognized in the income statement whenever the carrying amount of an asset exceeds its recoverable amount.

#### i. Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and its value in use. Net selling price is the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable, willing parties, less the costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

#### ii. Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to the income statement in the year in which the reversals are recognized.

### i. Properties held for development

Properties held for development represent interests in land where construction has not yet commenced. Properties held for development are stated at cost less any provision for impairment in value. Costs include original land acquisition costs, costs of land use rights, and any direct development costs incurred attributable to such properties.

## 2 Basis of Preparation and Principal Accounting Policies *(continued)*

**j. Properties under development**

Properties under development represent interests in land and buildings under construction. Properties under development for long-term purposes are stated at cost less any provision for impairment in value. Properties under development for sale, pre-sales of which have not yet commenced are carried at the lower of cost and the estimated net realizable value. Properties under development for sale for which pre-sales have commenced are stated at cost plus attributable profits less sale deposits, instalments received and receivable and any foreseeable losses.

Cost includes original land acquisition costs, costs of land use rights, construction expenditure incurred and other direct development costs attributable to such properties, including interest incurred on loans directly attributable to the development prior to the completion of construction.

Properties under development for long-term retention, on completion, are transferred to fixed assets or investment properties.

Properties under development for sale with occupancy permits expected to be granted within one year from the balance sheet date, which have either been pre-sold or are intended for sale, are classified under current assets.

**k. Goodwill**

Goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired. In respect of controlled subsidiaries:

- for acquisitions before January 1, 2001, goodwill is eliminated against reserves and is reduced by impairment losses (see note 2(h)); and
- for acquisitions on or after January 1, 2001, goodwill is amortized to the consolidated income statement on a straight-line basis over its estimated useful life ranging from 10 to 20 years. Goodwill is stated in the consolidated balance sheet at cost less any accumulated amortization and any impairment losses (see note 2(h)).

In respect of acquisitions of jointly controlled companies and associates, goodwill is amortized to the consolidated income statement on a straight-line basis over its estimated useful life ranging from 10 to 20 years. The cost of goodwill less any accumulated amortization and any impairment losses (see note 2(h)) is included in the carrying amount of the interest in jointly controlled companies or associates.

On disposal of a controlled subsidiary, a jointly controlled company or an associate during the year, any attributable amount of purchased goodwill not previously amortized or impaired through the consolidated income statement or which has previously been dealt with as a movement on group reserves and which has not been impaired is included in the calculation of the gain or loss on disposal.

**l. Intangible assets (other than goodwill)**

Intangible assets that are acquired by the Group are stated in the balance sheet at cost less accumulated amortization and impairment losses (see note 2(h)). Expenditure on internally generated goodwill and brands is recognized as an expense in the period in which it is incurred.

Subsequent expenditure on an intangible asset after its purchase or its completion is recognized as an expense when it is incurred unless it is probable that this expenditure will enable the asset to generate future economic benefits in excess of its originally assessed standard of performance and this expenditure can be measured and attributed to the asset reliably. If these conditions are met, the subsequent expenditure is added to the cost of the intangible assets.

Amortization of intangible assets is charged to the income statement on a straight-line basis over the assets' estimated useful lives as follows:

| | |
|---|---|
| Trademarks | 20 years |
| Content licence | 10 years |
| Wireless broadband licence | Over the term of licence |

## 2 Basis of Preparation and Principal Accounting Policies *(continued)*

### m. Subsidiaries

A subsidiary is a company in which the Company, directly or indirectly, holds more than half of the issued share capital, or controls more than half the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern its financial and operating policies, so as to obtain benefits from their activities.

In the Company's balance sheet, investments in subsidiaries are stated at cost less any impairment losses (see note 2(h)). The results of subsidiaries are recognized by the Company to the extent of dividends received and receivable at the balance sheet date.

### n. Associates

An associate is an entity in which the Group or the Company has significant influence, but not control or joint control, over its management, including participating in the financial and operating policy decisions.

In the consolidated financial statements, investments in associates are accounted for under the equity method and are initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of the associates' net assets. The consolidated income statement reflects the Group's share of post-acquisition results of the associates for the year, including any amortization of goodwill charged during the year in accordance with note 2(k).

In the Company's balance sheet, investments in associates are stated at cost less any impairment losses (see note 2(h)), on an individual entity basis. The results of associates are recognized by the Company to the extent of dividends received and receivable at the balance sheet date.

### o. Joint ventures and jointly controlled companies

A jointly controlled company or a joint venture is an entity which operates under a contractual arrangement between the Group or the Company and other parties, where the contractual arrangement establishes that the Group or the Company and one or more of the other parties share joint control over the economic activity of the entity. The Group has made investments in joint ventures in the People's Republic of China (the "PRC") in respect of which the partners' profit-sharing ratios during the joint venture period and share of net assets upon the expiration of the joint venture period may not be in proportion to their equity ratios, but are as defined in the respective joint venture contracts.

Investments made by means of joint venture structures where the Group or the Company controls the composition of the board of directors or equivalent governing body and/or is in a position to exercise control over the financial and operating policies of the joint ventures are accounted for as subsidiaries.

Investments in jointly controlled companies or joint ventures are accounted for under the equity method, as described in note 2(n) above, in the Group's consolidated financial statements.

The Company's interests in joint ventures and jointly controlled companies are stated at cost in the Company's balance sheet less any impairment losses (see note 2(h)), on an individual entity basis. The results of joint ventures and jointly controlled companies are recognized by the Company to the extent of dividends received and receivable at the balance sheet date.

## 2 Basis of Preparation and Principal Accounting Policies *(continued)*

**p. Investments in securities**

The Group's policy for investments in securities other than investments in subsidiaries, associates, joint ventures and jointly controlled companies is as follows:

i. Held-to-maturity securities are investments which the Group has the ability and intention to hold to maturity. Held-to-maturity securities are stated in the balance sheet at amortized cost less any provisions for diminution in value. Any discount or premium is amortized over the period to maturity and is included in the income statement.

   The carrying amounts of held-to-maturity securities are reviewed at the balance sheet date in order to assess the credit risk and whether the carrying amounts are expected to be fully recovered. Provisions are made when the carrying amounts are not expected to be fully recovered and are recognized as an expense in the income statement, such provisions being determined for each investment individually.

ii. Investments, which include both debt and equity securities, held on a continuing basis for an identified long-term purpose are classified as investment securities. Investment securities are stated in the balance sheet at cost less any provisions for diminution in value.

   The carrying amounts of investment securities are reviewed at the balance sheet date in order to assess whether fair values have declined below the carrying amounts. Provisions are made when the fair values have declined below the carrying amounts, unless there is evidence that the decline is temporary, and are recognized as an expense in the income statement, such provisions being determined for each investment individually.

iii. Provisions against the carrying values of held-to-maturity securities and investment securities are written back when the circumstances and events that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

iv. Investments other than held-to-maturity securities and investment securities are classified as other investments and are stated in the balance sheet at fair value. Any unrealized holding gains or losses on other investments arising from the changes in fair value are recognized in the income statement as they arise.

v. The transfer of investments between categories is accounted for at fair value. For an investment transferred into the other investment category, the unrealized holding gain or loss at the date of transfer is recognized in the income statement immediately. Previously recognized unrealized holding gains or losses on investments transferred from other investment category are not reversed.

vi. Profits or losses on disposal of investments in securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the income statement as they arise.

**q. Properties held for sale**

Properties held for sale are stated at the lower of cost and the estimated net realizable value. Cost includes development and construction expenditure incurred, interest incurred during the construction period and other direct costs attributable to such properties. Net realizable value is estimated by the directors based on prevailing market prices, on an individual property basis, less any further costs expected to be incurred in selling the property.

**r. Inventories**

Inventories consist of trading inventories, work in progress and consumable inventories.

Trading inventories are carried at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Work-in-progress is stated at cost, which comprises labor, materials and overheads where appropriate.

## 2 Basis of Preparation and Principal Accounting Policies *(continued)*

**r. Inventories** *(continued)*

Consumable inventories, held for use in the maintenance and expansion of the Group's telecommunications systems, are stated at cost less provision for deterioration and obsolescence.

Cost is calculated using the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

**s. Construction contracts**

The accounting policy for contract revenues is set out in note 2(d)(v) above. When the outcome of a construction contract can be estimated reliably, contract costs are recognized as expenses by reference to the stage of completion of the contract activity at the balance sheet date. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately. When the outcome of a construction contract cannot be estimated reliably, revenue is recognized only to the extent that it is probable that the contract costs incurred will be recoverable and contract costs are recognized as an expense in the period in which they are incurred.

Construction contracts in progress at the balance sheet date are recorded in the balance sheet at the net amount of costs incurred plus recognized profits less recognized losses and estimated value of work performed, and are presented in the balance sheet as the "Gross amounts due from customers for contract work" (as an asset) or the "Gross amounts due to customers for contract work" (as a liability), as applicable. Progress billings for work performed on a contract not yet paid by customers are included in the balance sheet under "Accounts receivable".

**t. Cash equivalents**

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition, less bank overdrafts that are repayable on demand and form an integral part of the Group's cash management, and also advances from banks repayable within three months from the dates of advances.

**u. Provisions and contingent liabilities**

Provisions are recognized for liabilities of uncertain timing or amount when the Company or Group has a present obligation (legal or constructive) as a result of a past event, it is probable (i.e. more likely than not) that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate of amount required. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

**v. Borrowing costs**

Borrowing costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalization of borrowing costs as part of the cost of a qualifying asset commences when expenditures for the asset are being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalization of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

Notes to the Financial Statements
December 31, 2003
(Amount expressed in Hong Kong dollars unless otherwise stated)

## 2 Basis of Preparation and Principal Accounting Policies *(continued)*

**v. Borrowing costs** *(continued)*

Discounts or premiums relating to borrowings, ancillary costs incurred in connection with arranging borrowings and exchange differences arising from foreign currency borrowings, to the extent that they are regarded as adjustments to interest costs, are recognized as expenses over the period of the borrowing.

**w. Income tax**

i. Income tax for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

ii. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous year.

iii. Deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases respectively. Deferred tax assets also arise from unused tax losses and unused tax credits.

All deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized.

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

**x. Employee benefits**

i. Salaries, annual bonuses, annual leave entitlements, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, provisions are made for the estimated liability as a result of services rendered by employees up to the balance sheet date.

ii. The Group operates both defined benefit and defined contribution retirement schemes (including the Mandatory Provident Fund) for its employees, the assets of which are generally held in separate trustee – administered funds. The schemes are generally funded by payments from the relevant Group companies and, in some cases, employees themselves, taking account of the recommendations of independent qualified actuaries.

The Group's contributions to the defined contribution schemes are recognized as an expense in the income statement in the period to which the contributions relate.

Retirement costs under defined benefit retirement schemes are assessed using the projected unit credit method. Under this method, the cost of providing defined benefits is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the schemes on an annual basis. The defined benefit obligation is measured as the present value of the estimated future cash outflows using interest rates determined by reference to market yields at the balance sheet date based on Exchange Fund Notes, which have terms to maturity approximating the terms of the related liability. Scheme assets are measured at fair value. Actuarial gains and losses, to the extent that the amount is in excess of 10 percent of the greater of the present value of the defined benefit obligations and the fair value of the scheme assets, are recognized in the income statement over the expected average remaining service lives of the participating employees. Past service costs are recognized as an expense on a straight-line basis over the average period until the benefits become vested.

## 2 Basis of Preparation and Principal Accounting Policies *(continued)*

**x. Employee benefits** *(continued)*

In prior years, long service payments under the Hong Kong Employment Ordinance were accounted for as "other long-term employee benefits" that expenses were recognized when payments were made to the employees. In May 2003, paragraph 162 of SSAP 34 was revised that long service payments are accounted for as post employment benefits with effect from January 1, 2003. The adoption of the revised SSAP 34 in 2003 does not have a significant effect on the Group's financial statements as at January 1, 2003 and December 31, 2003. Accordingly, comparative financial statements have not been restated.

iii. The Group grants employees shares of the Company under its share award schemes at nil consideration. The cost of shares is recognized in the balance sheet as prepaid expenses at the date of grant and amortized over the respective vesting period and recognized in the income statement as staff costs.

The Group also operates share option schemes where directors or employees are granted options to acquire shares of the Company at specified exercise prices. No compensation costs are recognized in the income statement in respect of such options.

iv. Employee termination benefits are recognized only after either an agreement is in place with the appropriate employee representatives specifying the terms of redundancy and the numbers of employees affected, or, after individual employees have been advised of the specific terms.

**y. Foreign currencies**

Companies comprising the Group maintain their books and records in the primary currencies of their operations (the "respective reporting currencies").

In the financial statements of individual companies, transactions in other currencies during the year are translated into the respective reporting currencies at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in other currencies are translated into the respective reporting currencies at the exchange rates ruling at the balance sheet date. Exchange gains and losses are dealt with in the income statement.

For the purpose of preparing consolidated financial statements, the financial statements of the individual companies with reporting currencies other than Hong Kong dollars are translated into Hong Kong dollars using the net investment method. Under this method, assets and liabilities of these individual companies are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. Income and expenses are translated at the average exchange rates for the year. Share capital and other reserves are translated into Hong Kong dollars at historical rates. Exchange differences arising on translation are dealt with as movements in reserves.

**z. Off balance sheet financial instruments and derivatives**

Gains and losses on the revaluation and maturity of spot and forward foreign exchange contracts used for hedging purposes are recorded in the income statement and are offset against gains and losses arising from the foreign exchange transactions and revaluation of foreign currency denominated assets and liabilities which these contracts are hedging. Forward contracts undertaken for trading purposes are marked to market and the gain or loss arising is recognized in the income statement.

Interest rate swaps, forward interest rate agreements and interest rate options are used to manage exposure to interest rate fluctuations. The notional amounts are recorded off balance sheet. Interest flows are accounted for on an accrual basis. Interest income or expense arising from the interest rate swap contracts are netted off against the related interest income or expense applicable to the on-balance sheet items, which these financial instruments are hedging.

The notional amounts of equity and currency options are not reflected in the balance sheet.

Premiums received or paid on the respective written or purchased equity and currency options are amortized over the terms of these options (see note 36(a)). Premiums received or paid or unamortized balance of premium received or paid resulting from early termination of the financial instruments and derivatives are recognized in the income statement in the year of termination.

## 2 Basis of Preparation and Principal Accounting Policies *(continued)*

### aa. Management estimates

The presentation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

### bb. Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing particular products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), and which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

Segment revenues, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenues, segment expenses and segment performance include transactions between segments. Inter-segment pricing is based on similar terms as those available to unaffiliated customers for similar services. These transactions are eliminated upon consolidation.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets and liabilities, interest-bearing loans, borrowings, corporate and financing expenses and minority interests.

## 3 Related Party Transactions

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

**a.** During the year, the Group had the following significant transactions with related companies:

| In HK$ million | The Group | |
|---|---|---|
| | **2003** | 2002 |
| Convertible bond interest payable to a substantial shareholder | **293** | 293 |
| Capital injection to a jointly controlled company | **117** | 117 |
| Telecommunication service fees, rental charges and subcontracting charges receivable from: | | |
| – an associate | **–** | 594 |
| – a jointly controlled company | **221** | 254 |
| System integration charges receivable from a shareholder of a PRC subsidiary | **59** | – |
| Telecommunications service fees and rental charges payable to: | | |
| – an associate | **–** | 162 |
| – a jointly controlled company | **1,086** | 1,474 |

The above transactions were carried out after negotiations between the Group and the related parties in the ordinary course of business and on the basis of estimated market value as determined by the directors. In respect of transactions for which the price or volume has not yet been agreed with the relevant related parties, the directors have determined the relevant amounts based on their best estimation.

**b.** Advances from customers include an amount of HK$24 million (2002: HK$107 million) which represents prepaid advertising fees received and receivable from investee companies for advertising space on the broadband Internet and television network operated by the Group.

## 3 Related Party Transactions *(continued)*

**c.** An indirect wholly-owned subsidiary of the Company and a jointly controlled company ("JV") have entered into a Hong Kong Domestic Connectivity Agreement and an International Services Agreement for the provision of domestic and international connectivity services in Hong Kong and between Hong Kong and other countries. Pursuant to the International Services Agreement, for the first five years of operations subsequent to the formation of the JV, the Group is required to acquire 90 percent, 90 percent, 80 percent, 70 percent and 60 percent per annum, respectively, of its total annual purchases of "Committed Services" (being international public switched telephone network terminating access, international transmission capacity and Internet gateway access services) from the JV. The Hong Kong Domestic Connectivity Agreement contemplates a reciprocal arrangement, whereby the Group will provide local connectivity services in Hong Kong to the JV under similar terms and conditions. These agreements were subsequently amended on January 30, 2001 and further amended on April 15, 2003 such that each of the Group and Telstra Corporation Limited ("Telstra") have agreed to purchase 90 percent per annum of the Group's and Telstra's respective Committed Services from the JV and its subsidiaries until repayment of the amended US$1,200 million (approximately HK$9,360 million) syndicated term loan facility of the JV on December 31, 2010 or earlier at rates benchmarked at least annually to prevailing market prices. The JV similarly must acquire 90 percent per annum of its local connectivity services from the Group under the amended agreement for domestic connectivity services, similarly extended for the same period.

In addition, the Group entered into one-year fixed price bulk purchase arrangements for international connectivity services from January 1, 2002 to December 31, 2002, which committed the Group to aggregate purchase levels in 2002. The Group's commitments under these arrangements had regard to its future capacity needs and opportunities for growth as well as the JV's minimum earnings requirements under its financing arrangements. Regulated services in Hong Kong were acquired in accordance with tariffs approved by the relevant regulatory authority and unregulated services were acquired in accordance with market prices. The agreement expired on December 31, 2002.

On April 15, 2003, the Company, the indirect wholly-owned subsidiary of the Company, and Telstra entered into a capacity prepayment agreement with the JV and certain of its subsidiaries whereby each of the Company and Telstra agreed to make a prepayment of US$143 million (approximately HK$1,115 million) for the purchase of capacity as stated above. These prepayments (which will be compounded to reflect the time value of money) are to be applied against the cost of services and capacity supplied to Telstra and the Group by the JV and certain of its subsidiaries as and when the JV and certain of its subsidiaries have available surplus cash in accordance with a prescribed formula. The total balance of HK$1,139 million (2002: Nil), comprising the prepayment of HK$1,115 million and the accrued interest receivable of HK$24 million as at December 31, 2003, has been included in "Loan due from a jointly controlled company" in the balance sheet of the Company and subsequently written down to zero (see note 23).

Purchases made by the Group from the JV for the year ended December 31, 2003 were HK$1,036 million (2002: HK$1,443 million).

**d.** Other than as specified in this note and note 24, balances with related parties are unsecured, non-interest bearing and have no fixed repayment terms.

Notes to the Financial Statements
December 31, 2003
(Amount expressed in Hong Kong dollars unless otherwise stated)

## 4 Turnover

| In HK$ million | The Group 2003 | 2002 |
|---|---|---|
| Telecommunications and other service revenues | **16,535** | 18,227 |
| Amounts received and receivable in respect of goods sold | **1,626** | 1,470 |
| Amounts received and receivable in respect of properties sold | **4,111** | 20 |
| Amounts received and receivable from the rental of investment properties | **276** | 332 |
| Revenues from construction contracts | **2** | 63 |
| | **22,550** | 20,112 |

## 5 Segment Information

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is consistent with the Group's internal financial reporting.

**a. Business segments**

The Group comprises the following main business segments:

Telecommunications Services ("TSS") is the leading provider of telecommunications services, Internet access and multimedia services and related equipment in Hong Kong.

Business eSolutions offers IT solutions, business broadband Internet access, hosting and facilities management services and directories businesses within Hong Kong, Taiwan and mainland China.

Infrastructure and Property ("Infrastructure") covers the Group's property portfolio in Hong Kong and mainland China including the Cyberport development in Hong Kong.

Others include the Group's other businesses in mainland China, JALECO LTD. ("JALECO"), Internet Services and CyberWorks Ventures.

# 5 Segment Information *(continued)*

## a. Business segments *(continued)*

| In HK$ million | TSS | | Business eSolutions | | Infrastructure | | Others | | Eliminations | | Consolidated | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 | **2003** | 2002 | **2003** | 2002 | **2003** | 2002 | **2003** | 2002 |
| **REVENUE** | | | | | | | | | | | | |
| External revenue | **15,865** | 17,248 | **1,762** | 1,661 | **4,497** | 503 | **426** | 700 | **–** | – | **22,550** | 20,112 |
| Inter-segment revenue | **707** | 759 | **564** | 573 | **103** | 182 | **–** | 93 | **(1,374)** | (1,607) | **–** | – |
| Total revenue | **16,572** | 18,007 | **2,326** | 2,234 | **4,600** | 685 | **426** | 793 | **(1,374)** | (1,607) | **22,550** | 20,112 |
| **RESULT** | | | | | | | | | | | | |
| Segment results | **5,156** | 6,348 | **(148)** | (102) | **102** | 267 | **(2,317)** | (1,930) | **–** | – | **2,793** | 4,583 |
| Unallocated corporate expenses | | | | | | | | | | | **(537)** | (203) |
| Profit from operations | | | | | | | | | | | **2,256** | 4,380 |
| Finance costs, net | | | | | | | | | | | **(2,117)** | (1,997) |
| Share of results of jointly controlled companies and associates | **(750)** | 1,060 | **(49)** | (34) | **(1)** | 1 | **(26)** | (196) | **–** | – | **(826)** | 831 |
| Impairment losses on interests in jointly controlled companies and associates | **(4,170)** | (8,263) | **–** | – | **–** | – | **(294)** | – | **–** | – | **(4,464)** | (8,263) |
| Losses on disposal of interests in RWC and MobileOne, net | **–** | (1,433) | **–** | – | **–** | – | **–** | – | **–** | – | **–** | (1,433) |
| Loss before taxation | | | | | | | | | | | **(5,151)** | (6,482) |
| Taxation | | | | | | | | | | | **(1,165)** | (1,406) |
| Loss after taxation | | | | | | | | | | | **(6,316)** | (7,888) |
| Minority interests | | | | | | | | | | | **216** | 126 |
| Loss for the year attributable to shareholders | | | | | | | | | | | **(6,100)** | (7,762) |

# Notes to the Financial Statements

December 31, 2003

(Amount expressed in Hong Kong dollars unless otherwise stated)

## 5 Segment Information *(continued)*

### a. Business segments *(continued)*

| In HK$ million | TSS | | Business eSolutions | | Infrastructure | | Others | | Eliminations | | Consolidated | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 | **2003** | 2002 | **2003** | 2002 | **2003** | 2002 | **2003** | 2002 |
| **OTHER INFORMATION** | | | | | | | | | | | | |
| Capital expenditure (including fixed assets, intangible assets and goodwill) incurred during the year | **1,746** | 1,353 | **190** | 117 | **13** | 19 | **165** | 718 | | | | |
| Depreciation and amortization | **2,228** | 2,183 | **136** | 95 | **151** | 206 | **176** | 255 | | | | |
| Impairment losses recognized in income statement | **5,190** | 8,263 | **71** | 147 | **–** | – | **1,643** | 387 | | | | |
| Significant non-cash expenses (excluding depreciation, amortization and impairment losses) | **82** | 108 | **8** | 16 | **9** | 10 | **328** | 742 | | | | |
| **ASSETS** | | | | | | | | | | | | |
| Segment assets | **17,685** | 20,122 | **1,495** | 1,474 | **16,474** | 10,662 | **1,569** | 3,082 | **–** | – | **37,223** | 35,340 |
| Interests in jointly controlled companies and associates | **487** | 4,443 | **20** | 110 | **1** | 1 | **13** | 78 | **–** | – | **521** | 4,632 |
| Unallocated corporate assets | | | | | | | | | | | **6,903** | 9,791 |
| Consolidated total assets | | | | | | | | | | | **44,647** | 49,763 |
| **LIABILITIES** | | | | | | | | | | | | |
| Segment liabilities | **4,527** | 5,593 | **746** | 734 | **5,146** | 977 | **672** | 736 | **–** | – | **11,091** | 8,040 |
| Unallocated corporate liabilities | | | | | | | | | | | **41,092** | 47,231 |
| Consolidated total liabilities | | | | | | | | | | | **52,183** | 55,271 |

### b. Geographical segments

The Group's businesses are managed on a worldwide basis, but operate in three principal economic environments. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

| In HK$ million | Revenue from external customers | | Segment assets | | Capital expenditure incurred during the year | |
|---|---|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 | **2003** | 2002 |
| Hong Kong | **21,172** | 19,063 | **31,611** | 29,000 | **1,894** | 1,550 |
| Mainland China (excluding Hong Kong) and Taiwan | **948** | 701 | **5,011** | 4,708 | **115** | 62 |
| Others | **430** | 348 | **601** | 1,632 | **150** | 616 |
| | **22,550** | 20,112 | **37,223** | 35,340 | **2,159** | 2,228 |

## 6 Operating Profit before Net Gains on Investments, Provisions for Impairment Losses and Restructuring Costs

| In HK$ million | The Group 2003 | 2002 |
|---|---|---|
| Turnover | **22,550** | 20,112 |
| Cost of sales | **(8,730)** | (5,295) |
| General and administrative expenses | **(9,481)** | (9,605) |
| Operating profit before net gains on investments, provisions for impairment losses and restructuring costs | **4,339** | 5,212 |

## 7 Gains on Investments, Net

| In HK$ million | The Group 2003 | 2002 |
|---|---|---|
| Net unrealized holding gains/(losses) on other investments | **8** | (142) |
| Net realized gains/(losses) from disposals of investments in jointly controlled companies and associates, investment securities and other investments | **103** | (92) |
| Provision for impairment of investments | **(258)** | (581) |
| Amortization of premium received from equity options | **12** | 32 |
| Release of provision for an onerous contract | **–** | 464 |
| Gain on termination and amendment of the terms of cross currency swap contracts (note 36(c)) | **532** | 332 |
| Dividend income | **10** | – |
| | **407** | 13 |

## 8 Provisions for Impairment Losses

| In HK$ million | The Group 2003 | 2002 |
|---|---|---|
| Provisions for impairment of: | | |
| Fixed assets (note a) | **1,167** | 204 |
| Multimedia business related assets (note b) | **301** | 309 |
| Game business related assets (note c) | **893** | – |
| Other non-current assets | **91** | 21 |
| | **2,452** | 534 |

**a.** Due to technology and market changes in the sectors in which the Group operates, certain of the Group's fixed assets have become obsolete or impaired. Accordingly, the Group has recognized an impairment loss of approximately HK$1,155 million in the income statement for the year ended December 31, 2003. Further, an impairment loss of approximately HK$12 million on the fixed assets of the game business has been recognized as described in note (c) below.

**b.** Following the launch of certain new value-added services in 2003, the Group has reviewed the recoverable amount of its multimedia business related assets and identified that the usage of certain content archive will be diminishing. The income to be generated from such assets is expected to be insignificant. Accordingly, the Group has fully written down the remaining carrying value of a content licence as at December 31, 2003 to zero and recognized an impairment loss of approximately HK$301 million.

**c.** During the year, JALECO, a subsidiary incorporated under the laws of Japan with shares registered on the Over the Counter market in Japan, has restructured its on-line game and game development businesses and exited certain legacy businesses. In view of the continual losses incurred by JALECO, management has performed an assessment of the fair value of its interest in JALECO, including the related goodwill that had previously been eliminated against reserves, as at December 31, 2003. As a result, based on the estimated value in use of JALECO determined using a discount rate of 12.5 percent (2002: 12.5 percent), the Group has recognized impairment losses for goodwill and other assets of HK$742 million and HK$151 million respectively in the income statement for the year.

## 9 Restructuring Costs

During the current year, JALECO incurred restructuring costs of approximately HK$38 million representing mainly the severance payments and the write-off of development cost and inventory in relation to the restructuring exercise described in note 8(c) above.

During 2002, the Group subcontracted a significant portion of its network maintenance function to 17 newly-established subcontracting companies owned by individuals previously employed by the Group. Approximately 1,600 former employees joined these subcontracting companies in November 2002 and approximately 3,000 of the Group's employees joined a new wholly-owned subsidiary, Cascade Limited ("Cascade"), on January 1, 2003. In addition, the Group reset staff levels in 2002 involving approximately 1,400 employees. Restructuring costs of approximately HK$311 million in 2002 mainly represent the ex-gratia payments, curtailment losses on the related defined benefit retirement schemes, Cascade incentive bonuses on employment transfers and payments in lieu of notice for the above exercises.

## 10 Loss Before Taxation

Loss before taxation is stated after crediting and charging the following:

| In HK$ million | The Group<br>2003 | <br>2002 |
|---|---|---|
| Crediting: | | |
| Dividend income from | | |
| – Listed other investments | **2** | – |
| – Unlisted investment securities | **8** | – |
| Realized gains on disposal of investments in jointly controlled companies and associates included in gains on investments, net | **8** | 34 |
| Realized gains on disposal of investment securities included in gains on investments, net | **87** | 56 |
| Realized gains on disposal of other investments included in gains on investments, net | **8** | – |
| Exchange gains, net | **7** | 9 |
| Gross rental income | **276** | 332 |
| Less: outgoings | **(21)** | (11) |
| Charging: | | |
| Realized losses on disposal of other investments included in gains on investments, net | **–** | 182 |
| Provision for impairment of goodwill attributable to REACH | **315** | 8,263 |
| Provision for impairment of goodwill attributable to subsidiaries | **742** | 309 |
| Provision for impairment of goodwill attributable to another jointly controlled company | **122** | – |
| Provision for impairment of fixed assets | **1,167** | 232 |
| Provision for impairment of intangible assets | **351** | – |
| Write-off of intangible assets | **–** | 8 |
| Provision for inventory obsolescence | **70** | 26 |
| Depreciation | **2,674** | 2,623 |
| Amortization of intangible assets | **132** | 112 |
| Amortization of goodwill | **82** | 85 |
| Staff costs (excluding directors' emoluments (note 14) and retirement costs for other staff) | **2,813** | 3,395 |
| Retirement costs for other staff | | |
| – contributions to defined contribution retirement scheme | **112** | 47 |
| – pension expense for defined benefit retirement schemes (note 30(a)(iii)) | **103** | 197 |
| – curtailment loss for defined benefit retirement schemes included in restructuring costs (note 30(a)(iii)) | **–** | 108 |
| Cost of inventories | **1,528** | 1,431 |
| Cost of properties sold | **3,951** | 9 |
| Loss on disposal of fixed assets | **145** | 76 |
| Auditors' remuneration | | |
| – current year | **12** | 10 |
| – underprovision in previous year | **–** | 2 |
| Operating lease rental | | |
| – land and buildings | **223** | 261 |
| – equipment | **99** | 145 |

## 11 Finance Costs, Net

| In HK$ million | The Group 2003 | 2002 |
|---|---|---|
| Interest paid/payable for: | | |
| Overdrafts and bank loans wholly repayable within 5 years | **501** | 10 |
| Bank loans not wholly repayable within 5 years | **4** | 842 |
| Other loans wholly repayable within 5 years | **908** | 811 |
| Other loans not wholly repayable within 5 years | **853** | 531 |
| | **2,266** | 2,194 |
| Interest capitalized in fixed assets | **(17)** | (33) |
| Finance costs | **2,249** | 2,161 |
| Interest income on bank deposits | **(132)** | (164) |
| Finance costs, net | **2,117** | 1,997 |

Finance costs of HK$2,249 million (2002: HK$2,161 million) include arrangement fees expensed of approximately HK$217 million (2002: HK$241 million) incurred in respect of the bank loans and other long-term borrowings of the Group.

During the year, the capitalization rates used to determine the amount of interest eligible for capitalization ranged from 2.7 percent to 4.9 percent (2002: 3.0 percent to 3.5 percent).

## 12 Impairment Losses on Interests in Jointly Controlled Companies and Associates

| In HK$ million | The Group 2003 | 2002 |
|---|---|---|
| Impairment losses on interests in: | | |
| REACH (note a) | **4,159** | 8,263 |
| Another jointly controlled company (note b) | **227** | – |
| Other associates | **78** | – |
| | **4,464** | 8,263 |

**a.** On April 15, 2003, REACH and its bankers amended the terms of REACH's US$1,500 million syndicated term loan facility, which was subsequently reduced to US$1,200 million, with effect from April 25, 2003. The amendments to the term loan facility were intended to provide REACH with greater financial flexibility and an improved capital structure. REACH continues to operate in a difficult environment and the industry is expected to remain challenging for a period of time due to aggressive pricing and over supply of capacity.

The Group has performed an assessment of the fair value of its interest in REACH, including the related goodwill that had previously been eliminated against reserves, as at December 31, 2003. As a result, based on the estimated value in use of REACH determined using a discount rate of 10 percent (2002: 9 percent), the Group has made full provision for impairment of its previously unimpaired interest in REACH, recognizing an impairment loss of approximately HK$4,159 million (2002: HK$8,263 million) in the income statement for the year ended December 31, 2003. Accordingly, the Group's total interest in REACH has been written down to zero as at December 31, 2003 (2002: HK$3,930 million).

**b.** Due to continual losses sustained, the Group has performed an assessment of the carrying value of its interest in a jointly controlled company, which is engaged in the on-line game business, as at December 31, 2003. Based on the result of the assessment, the Group has made a full provision for impairment of its interest in this jointly controlled company of approximately HK$227 million in the income statement for the year ended December 31, 2003.

Notes to the Financial Statements
December 31, 2003
(Amount expressed in Hong Kong dollars unless otherwise stated)

## 13 Losses on Disposal of Interests in Joint Venture (Bermuda) No. 2 Limited ("RWC") and MobileOne Ltd ("MobileOne"), Net

| In HK$ million | The Group 2002 |
|---|---|
| Loss on disposal of interest in RWC (note a) | (1,771) |
| Profit on disposal of partial interest in MobileOne (note b) | 338 |
| | (1,433) |

**a. Loss on disposal of interest in RWC**

On June 28, 2002, the Company and Telstra entered into, and completed, an agreement relating to the following:

i. the sale by the Company of its entire 40 percent equity interest in RWC to Telstra for a consideration of approximately US$614 million (approximately HK$4,792 million);

ii. the redemption by the Company of the outstanding principal amount of the US$750 million (approximately HK$5,850 million) variable coupon subordinated convertible bond due 2007 ("Telstra Bond due 2007") together with accrued interest of approximately US$54.38 million (approximately HK$424 million); and

iii. the issue by the Company of a US$190 million (approximately HK$1,482 million) 5 percent mandatory convertible note due 2005 ("Telstra Note due 2005") to Telstra.

A summary of the loss on disposal of interest in RWC is set out below:

| In HK$ million | The Group 2002 |
|---|---|
| Telstra Bond due 2007 | 5,850 |
| Accrued interest on Telstra Bond due 2007 | 424 |
| Less: Fair value of Telstra Note due 2005 | (1,482) |
| Proceeds on disposal of interest in RWC | 4,792 |
| Less: Book carrying value of interest in RWC as at June 28, 2002 | (2,482) |
| Surplus of proceeds on disposal of interest in RWC over its book carrying value | 2,310 |
| Less: Realization of related goodwill previously charged against reserves | (4,081) |
| Loss on disposal of interest in RWC | (1,771) |

## 13 Losses on Disposal of Interests in Joint Venture (Bermuda) No. 2 Limited ("RWC") and MobileOne Ltd ("MobileOne"), Net *(continued)*

**b. Profit on disposal of partial interest in MobileOne**

In December 2002, MobileOne was listed on the Singapore Exchange Securities Trading Limited through the sale of existing shares. This resulted in a disposal of an equivalent of 8.4 percent stake in MobileOne by the Group. The consideration, net of transaction costs, for the disposal was approximately HK$497 million, which generated a profit of approximately HK$338 million. Following completion of the disposal, the Group's effective interest in MobileOne was reduced from 14.7 percent to 6.3 percent as at December 31, 2002. As at December 31, 2003, the Group's effective interest in MobileOne was 5.9 percent.

A summary of the profit on disposal of partial interest in MobileOne is set out below:

| In HK$ million | The Group 2002 |
|---|---|
| Proceeds on disposal of partial interest in MobileOne, net of transaction costs | 497 |
| Less: Share of the book carrying value of partial interest in MobileOne | (159) |
| Profit on disposal of partial interest in MobileOne | 338 |

## 14 Directors' and Senior Executives' Emoluments

Details of directors' emoluments are set out below:

| In HK$ million | The Group **2003** | 2002 |
|---|---|---|
| Non-executive directors | | |
| Fees | **4** | 3 |
| Executive directors | | |
| Fees | **–** | – |
| Salaries, allowances and other allowances and benefits in kind | **62** | 46 |
| Pension scheme contributions | **4** | 4 |
| Bonuses paid and payable | **50** | 38 |
| Payments as compensation for loss of office | **–** | 22 |
| Further payment as compensation for loss of office to a past director | **2** | – |
| Payment to a director as inducement to join the Company | **–** | 8 |
| | **118** | 118 |
| Total | **122** | 121 |

Pursuant to an agreement made between the Chairman and a director in 2002, 387,600 shares of the Company were transferred by the Chairman personally to that director in April 2003, being first of the three annual installments of a total of 1,162,800 shares the Chairman agreed to transfer to that director. No new shares were issued by the Company and the Company did not bear any portion of the cost of the shares transferred by the Chairman.

Notes to the Financial Statements
December 31, 2003
(Amount expressed in Hong Kong dollars unless otherwise stated)

## 14 Directors' and Senior Executives' Emoluments *(continued)*

The emoluments of the directors analyzed by the number of directors and emolument ranges are as follows:

| | Number of directors The Group | |
|---|---|---|
| | **2003** | 2002 |
| Up to HK$1,000,000 | **5** | 7 |
| HK$1,000,001 – HK$1,500,000 | **–** | 3 |
| HK$1,500,001 – HK$2,000,000 | **1** | – |
| HK$2,000,001 – HK$2,500,000 | **3** | – |
| HK$4,000,001 – HK$4,500,000 | **–** | 1 |
| HK$5,000,001 – HK$5,500,000 | **1** | – |
| HK$5,500,001 – HK$6,000,000 | **–** | 1 |
| HK$7,000,001 – HK$7,500,000 | **2** | – |
| HK$8,000,001 – HK$8,500,000 | **1** | 1 |
| HK$10,000,001 – HK$10,500,000 | **1** | 1 |
| HK$10,500,001 – HK$11,000,000 | **1** | 2 |
| HK$11,000,001 – HK$11,500,000 | **–** | 3 |
| HK$13,500,001 – HK$14,000,000 | **–** | 1 |
| HK$16,000,001 – HK$16,500,000 | **–** | 1 |
| HK$16,500,001 – HK$17,000,000 | **1** | – |
| HK$45,000,001 – HK$45,500,000 | **1** | – |
| | **17** | 21 |

No directors waived the right to receive emoluments during the year.

Of the five highest paid individuals in the Group, all (2002: all) are directors of the Company whose emoluments are included above.

## 15 Taxation

In March 2003, the Government of Hong Kong (the "Government") announced an increase in the profits tax rate applicable to the Group's operations in Hong Kong from 16 percent to 17.5 percent. Accordingly, Hong Kong profits tax has been provided at the rate of 17.5 percent (2002: 16 percent) on the estimated assessable profits for the year, except for certain subsidiaries as mentioned in note(a) below.

Overseas taxation has been calculated on the estimated assessable profits for the year at the rates prevailing in the respective jurisdictions.

| In HK$ million | The Group | |
|---|---|---|
| | **2003** | 2002 |
| The Company and subsidiaries: | | |
| Hong Kong profits tax | | |
| – Provision for current year | **1,300** | 1,249 |
| – Underprovision in respect of prior years | **57** | 3 |
| Overseas tax | | |
| – Provision for current year | **10** | 137 |
| – Overprovision in respect of prior years | **(74)** | – |
| Recovery of deferred taxation (note 33(a)) | **(145)** | (152) |
| | **1,148** | 1,237 |
| A jointly controlled company: | | |
| Hong Kong profits tax | | |
| – Provision for current year | **24** | 175 |
| Recovery of deferred taxation | **(8)** | (14) |
| Associates: | | |
| Hong Kong profits tax | | |
| – Provision for current year | **1** | 36 |
| Recovery of deferred taxation | **–** | (28) |
| Total | **1,165** | 1,406 |

## 15 Taxation *(continued)*

Reconciliation between taxation charge and the Group's accounting loss at applicable tax rates is set out below:

| In HK$ million | The Group 2003 | 2002 |
|---|---|---|
| Loss before taxation | **(5,151)** | (6,482) |
| Calculated at applicable taxation rates (note a) | **(922)** | (1,037) |
| Income not subject to taxation | **(48)** | (193) |
| Expenses not deductible for taxation purposes | **1,340** | 2,100 |
| Tax losses not recognized | **453** | 304 |
| Underprovision in prior years | **57** | 3 |
| Income not subject to taxation and/or expenses not deductible for taxation purposes for jointly controlled companies and associates, net | **161** | 36 |
| (Recovery of)/Provision for deferred tax on revaluation surplus of properties | **(56)** | 56 |
| Tax provision of overseas operations | **10** | 137 |
| Effect on opening balance of deferred tax resulting from an increase in tax rate during the year | **170** | - |
| Taxation charge | **1,165** | 1,406 |

**a.** For certain subsidiaries having accounting year end date of March 31, the applicable tax rate of 16 percent was used on the estimated assessable profits for the first three months of 2003 while 17.5 percent was used on the estimated assessable profits for the rest of the year.

## 16 Loss Attributable to Shareholders

Loss of HK$8,660 million (2002: HK$14,049 million) attributable to shareholders was dealt with in the financial statements of the Company.

## 17 Loss Per Share

The calculation of basic loss per share is based on the following data:

| | 2003 | 2002 |
|---|---|---|
| Loss (in HK$ million) | **(6,100)** | (7,762) |
| Weighted average number of ordinary shares | **4,967,178,732** | 4,605,653,512 |

The diluted loss per share for the year ended December 31, 2003 and 2002 is the same as the basic loss per share as all potential ordinary shares are anti-dilutive.

The weighted average number of ordinary shares in 2003 and 2002 for the purposes of calculating the basic and diluted loss per share has been retrospectively adjusted for the five-to-one share consolidation which took place in January 2003.

# Notes to the Financial Statements

December 31, 2003

*(Amount expressed in Hong Kong dollars unless otherwise stated)*

## 18 Fixed Assets

| In HK$ million | Investment properties | Land and buildings | Exchange equipment | Transmission plant | Other plant and equipment | Projects under construction | Total |
|---|---|---|---|---|---|---|---|
| THE GROUP | | | | | | | |
| **Cost or valuation** | | | | | | | |
| Beginning of year | **5,635** | **3,445** | **6,883** | **7,722** | **4,542** | **1,146** | **29,373** |
| Additions | | | | | | | |
| – through acquisition of subsidiaries | **–** | **–** | **–** | **–** | **25** | **–** | **25** |
| – others | **–** | **–** | **143** | **242** | **528** | **1,045** | **1,958** |
| Transfers | **(54)** | **46** | **372** | **340** | **346** | **(1,050)** | **–** |
| Elimination of accumulated depreciation on transfer to investment properties | **–** | **(5)** | **–** | **–** | **(2)** | **–** | **(7)** |
| Disposals | **(6)** | **(147)** | **–** | **–** | **(72)** | **–** | **(225)** |
| Exchange differences | **–** | **26** | **–** | **–** | **7** | **–** | **33** |
| Surplus on revaluation | **305** | **–** | **–** | **–** | **–** | **–** | **305** |
| End of year | **5,880** | **3,365** | **7,398** | **8,304** | **5,374** | **1,141** | **31,462** |
| Representing: | | | | | | | |
| At cost | **–** | **3,365** | **7,398** | **8,304** | **5,374** | **1,141** | **25,582** |
| At valuation | **5,880** | **–** | **–** | **–** | **–** | **–** | **5,880** |
| | **5,880** | **3,365** | **7,398** | **8,304** | **5,374** | **1,141** | **31,462** |
| **Accumulated depreciation and impairment** | | | | | | | |
| Beginning of year | **–** | **192** | **1,880** | **1,392** | **2,629** | **–** | **6,093** |
| Charge for the year | **–** | **93** | **1,017** | **663** | **901** | **–** | **2,674** |
| Provision for impairment in value | **–** | **–** | **371** | **435** | **361** | **–** | **1,167** |
| Elimination of accumulated depreciation on transfer to investment properties | **–** | **(5)** | **–** | **–** | **(2)** | **–** | **(7)** |
| Disposals | **–** | **(4)** | **–** | **–** | **(19)** | **–** | **(23)** |
| Exchange differences | **–** | **2** | **–** | **–** | **16** | **–** | **18** |
| End of year | **–** | **278** | **3,268** | **2,490** | **3,886** | **–** | **9,922** |
| **Net book value** | | | | | | | |
| End of year | **5,880** | **3,087** | **4,130** | **5,814** | **1,488** | **1,141** | **21,540** |
| Beginning of year | **5,635** | **3,253** | **5,003** | **6,330** | **1,913** | **1,146** | **23,280** |

No land and buildings were pledged as security for bank borrowings of the Group as at December 31, 2003 (2002: HK$93 million).

## 18 Fixed Assets *(continued)*

The carrying amount of investment properties and land and buildings of the Group is analyzed as follows:

| In HK$ million | Investment properties | | Land and buildings | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| Held in Hong Kong | | | | |
| On long lease (over 50 years) | **2,117** | 1,869 | **1,447** | 1,483 |
| On medium-term lease (10-50 years) | **4** | 10 | **1,559** | 1,563 |
| On short lease (less than 10 years) | **4** | 5 | **–** | – |
| Held outside Hong Kong | | | | |
| Freehold | **–** | – | **44** | 122 |
| Leasehold | | | | |
| On long lease (over 50 years) | – | – | – | 46 |
| On medium-term lease (10-50 years) | **3,755** | 3,751 | **37** | 39 |
| | **5,880** | 5,635 | **3,087** | 3,253 |

Investment properties held in and outside Hong Kong were revalued as at December 31, 2003 by an independent valuer, CB Richard Ellis Limited. The basis of valuation for investment properties was open market value.

Approximately HK$3,737 million (2002: HK$3,830 million) of the investment properties were mortgaged as collateral for banking facilities of the Group.

## 19 Properties Held for/Under Development

| In HK$ million | The Group | |
|---|---|---|
| | **2003** | 2002 |
| Leasehold land, at cost: | | |
| Located in Hong Kong | **3** | 3 |
| Properties held for development | **3** | 3 |
| Properties under development (note b) | **4,068** | 4,354 |
| Less: Properties under development classified as current assets | **(297)** | – |
| | **3,771** | 4,354 |
| Total | **3,774** | 4,357 |

**a.** No properties held for/under development were pledged as security for banking facilities as at December 31, 2003 (2002: Nil).

**b.** Pursuant to an agreement dated May 17, 2000 entered into with the Government ("Cyberport Project Agreement"), the Group was granted an exclusive right and obligation to design, develop, construct and market the Cyberport Project at Telegraph Bay on the Hong Kong Island. The Cyberport Project consists of commercial and residential portions. Pre-sales of residential portion of the Cyberport Project commenced in February 2003.

# Notes to the Financial Statements
December 31, 2003
(Amount expressed in Hong Kong dollars unless otherwise stated)

## 20 Goodwill

| In HK$ million | The Group 2003 Goodwill carried on consolidated balance sheet | The Group 2003 Goodwill carried in reserves |
|---|---|---|
| **Cost** | | |
| Beginning of year | 1,429 | 166,177 |
| Additions | 106 | – |
| End of year | 1,535 | 166,177 |
| **Accumulated amortization and impairment** | | |
| Beginning of year | 125 | 128,039 |
| Charge for the year | 82 | – |
| Provision for impairment | 395 | 784 |
| End of year | 602 | 128,823 |
| **Carrying amount** | | |
| End of year | 933 | 37,354 |
| Beginning of year | 1,304 | 38,138 |

## 21 Intangible Assets

| In HK$ million | Trademarks | Content Licence | Wireless Broadband Licence | Others | Total |
|---|---|---|---|---|---|
| | The Group 2003 | | | | |
| **Cost** | | | | | |
| Beginning of year | 1,518 | 375 | – | 61 | 1,954 |
| Additions | – | – | 93 | 2 | 95 |
| End of year | 1,518 | 375 | 93 | 63 | 2,049 |
| **Accumulated amortization and impairment** | | | | | |
| Beginning of year | 180 | 36 | – | – | 216 |
| Charge for the year | 76 | 38 | 11 | 7 | 132 |
| Provision for impairment | – | 301 | – | 50 | 351 |
| End of year | 256 | 375 | 11 | 57 | 699 |
| **Net book value** | | | | | |
| End of year | 1,262 | – | 82 | 6 | 1,350 |
| Beginning of year | 1,338 | 339 | – | 61 | 1,738 |

## 22 Investment in Subsidiaries

| In HK$ million | The Company 2003 | 2002 |
|---|---|---|
| Unlisted shares, at cost | **25,549** | 24,599 |
| Amounts due from subsidiaries | **203,323** | 198,509 |
| | **228,872** | 223,108 |
| Less: Provisions for impairment in value | **(148,179)** | (141,738) |
| | **80,693** | 81,370 |
| Amounts due to subsidiaries | **(56,639)** | (55,053) |
| | **24,054** | 26,317 |

The provisions for impairment in value of HK$148,179 million (2002: HK$141,738 million) relate to certain subsidiaries of the Company which hold the Group's investments in subsidiaries, jointly controlled companies, associates, investment securities and other investments.

Certain subsidiaries had borrowings to or from the Company bearing interest at commercial rates throughout the terms of the borrowings. The interest bearing principal receivable from subsidiaries as at December 31, 2003 is HK$503 million (2002: HK$5,896 million) and the interest bearing principal payable to subsidiaries as at December 31, 2003 is HK$16,327 million (2002: HK$12,838 million). Other balances with subsidiaries are unsecured, non-interest bearing and have no fixed terms of repayment.

Dividends from the PRC joint ventures accounted for as subsidiaries will be declared based on the profits in the statutory financial statements of these PRC joint ventures. Such profits will be different from the amounts reported under HK GAAP.

As at December 31, 2003, the Group has financed the operations of certain of its PRC joint ventures accounted for as subsidiaries in the form of shareholder's loans amounting to approximately US$198 million (2002: US$191 million) which have not been registered with the State Administration of Foreign Exchange. As a result, remittances in foreign currency of these amounts outside the PRC may be restricted.

As at December 31, 2003, particulars of the principal subsidiaries of the Company are as follows:

| Company name | Place of incorporation/ operations | Principal activities | Nominal value of issued capital/ registered capital | Equity interest attributable to the Group Directly | Indirectly |
|---|---|---|---|---|---|
| PCCW-HKT Limited | Hong Kong | Investment holding | HK$6,092,100,052 | – | 100% |
| PCCW-HKT Telephone Limited* | Hong Kong | Telecommunications services | HK$2,163,783,209 | – | 100% |
| PCCW-HKT Business Services Limited | Hong Kong | Provision of business customer premises equipment and ancillary business services | HK$2 | – | 100% |
| PCCW-HKT Consumer Services Limited | Hong Kong | Provision of consumer premises equipment, computer products and ancillary services | HK$2 | – | 100% |
| PCCW-HKT Network Services Limited | Hong Kong | Provision of retail international data and value-added services, and local value-added telecommunications services | HK$2 | – | 100% |
| PCCW-HKT Products & Services Limited* | Hong Kong | Management of customer loyalty programs "No.1 Club" and "**Partners**" for members of the programs | HK$8,437,500 | – | 100% |
| PCCW Teleservices (Hong Kong) Limited | Hong Kong | Provision of customer relationship management and customer contact management solutions and services | HK$2 | – | 100% |

# Notes to the Financial Statements

December 31, 2003
(Amount expressed in Hong Kong dollars unless otherwise stated)

## 22 Investment in Subsidiaries *(continued)*

| Company name | Place of incorporation/ operations | Principal activities | Nominal value of issued capital/ registered capital | Equity interest attributable to the Group | |
|---|---|---|---|---|---|
| | | | | Directly | Indirectly |
| PCCW Teleservices Operations (Hong Kong) Limited | Hong Kong | Provision of customer relationship management and customer contact management solutions and services | HK$2 | – | 100% |
| Cascade Limited | Hong Kong | Design, build and operate network infrastructures including technical consultancy and operation outsourcing | HK$10,000 | – | 100% |
| PCCW IMS Limited | Hong Kong | Retail broadband and narrowband Internet access services under the "NETVIGATOR" brandname, and the provision of interactive multimedia services and other support services | HK$2 | – | 100% |
| Pacific Century Systems Limited | Hong Kong | Customer premises equipment related business | HK$1,000,000 | 100% | – |
| Corporate Access Limited | Cayman Islands/ Asia Pacific | Transponder leasing | US$10 | – | 100% |
| BtN Access (HK) Limited | Hong Kong | Provision of satellite based telecommunication services to third parties and satellite transponder capacity to a fellow subsidiary | HK$10 | – | 100% |
| Beyond The Network Limited | Hong Kong | Global Internet Protocol based communication service | HK$2 | – | 100% |
| Beyond the Network America, Inc. | United States of America | Supply of broadband Internet access solutions and web services | US$18 | – | 100% |
| 電訊盈科（北京）有限公司 | The PRC | System integration, consulting and informatization project | US$6,750,000 | – | 100% |
| Omnilink Technology Limited | British Virgin Islands | Investment holding | US$14,850 | – | 76.43% |
| Unihub China Information Technology Company Limited 中盈優創資訊科技有限公司 | The PRC | Selling of hardware and software and information system consulting services | RMB200,000,000 | – | 38.2% |
| Unihub Limited (formerly PCCW Business eSolutions (HK) Limited) | Hong Kong/ Asia Pacific | Computer services and provision of IP/IT related value-added services to business customers | HK$1,200 | – | 100% |
| PCCW Business eSolutions Limited | Hong Kong | Provision of IP/IT related, value-added services to business customers | HK$2 | – | 100% |
| 廣州電盈企業網絡系統有限公司 | The PRC | Systems integration and technology consultancy | HK$5,000,000 | – | 100% |
| PCCW Powerbase Data Center Services (HK) Limited | Hong Kong | Data center services | HK$2 | – | 100% |
| Power Logistics Limited | Hong Kong | Delivery services | HK$100,000 | – | 100% |

## 22 Investment in Subsidiaries *(continued)*

| Company name | Place of incorporation/ operations | Principal activities | Nominal value of issued capital/ registered capital | Equity interest attributable to the Group Directly | Indirectly |
|---|---|---|---|---|---|
| PCCW Directories Limited* | Hong Kong | Sale of advertising in the Business White Pages, Yellow Pages for businesses and Yellow Pages for customers, publication of directories, provision of Internet directory services and sale of on-line advertising | HK$10,000 | – | 100% |
| ChinaBiG Limited | Hong Kong | Production and distribution of trade directory | HK$359,189 | – | 62.31% |
| iLink Holdings Limited | Cayman Islands/ Hong Kong and the PRC | Provision of data center services, including Internet connectivity, server hosting and co-location services, other value-added services and sales of equipment and software | HK$50,463,000 | – | 100% |
| SecureNet Asia Limited | Hong Kong | Provision of Internet security audit and consultancy services as well as a full range of smart card, security products and solutions for e-Commerce transactions | HK$72,462,299 | – | 100% |
| Cyber-Port Limited | Hong Kong | Property development | HK$2 | – | 100% |
| Beijing Jing Wei House and Land Estate Development Co., Ltd. | The PRC | Property development | US$50,000,000 | – | 100% |
| Partner Link Investments Limited | British Virgin Islands/ Hong Kong | Property investment | US$1 | – | 100% |
| Ripley Investments Limited | Hong Kong | Property investment | HK$10 | – | 100% |
| PCCW Facilities Management Limited | Hong Kong | Property management services | HK$2 | – | 100% |
| JALECO LTD. (formerly Pacific Century CyberWorks Japan Co., Ltd.) | Japan | Software and game development, Internet content, e-commerce, broadband services and other businesses | Yen19,742,711,522 | – | 76.13% |
| Taiwan Telecommunication Network Services Co., Ltd. | Taiwan | Type II Telecommunications services provider | NT$1,087,000,000 | – | 56.56% |
| UK Broadband Limited (formerly Poundradio Limited) | United Kingdom | Public Fixed Wireless Access Licence Business | GBP1 | – | 100% |

Certain subsidiaries which do not materially affect the results or financial position of the Group are not included.

* The subsidiary has accounting year end date of March 31. These subsidiaries prepare, for the purpose of consolidation, financial statements as at the same date as the Group.

Notes to the Financial Statements
December 31, 2003
(Amount expressed in Hong Kong dollars unless otherwise stated)

## 23 Interest in Jointly Controlled Companies

| In HK$ million | The Group | | The Company | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| Share of net assets of jointly controlled companies | **2,821** | 3,806 | – | – |
| Loans due from jointly controlled companies | **1,147** | 93 | **1,139** | – |
| Amounts due from jointly controlled companies | **27** | 39 | – | – |
| Amounts due to jointly controlled companies | **(1)** | (374) | – | – |
| | **3,994** | 3,564 | **1,139** | – |
| Provision for impairment | **(3,961)** | (59) | **(1,139)** | – |
| | **33** | 3,505 | – | – |
| Investments at cost, unlisted shares | **3,130** | 3,581 | – | – |

Balances with the jointly controlled companies are unsecured, non-interest bearing and have no fixed terms of repayment except for the capacity prepayment made to REACH of HK$1,139 million (2002: Nil) (see note 3(c)) as included in "Loans due from jointly controlled companies" above.

As at December 31, 2003, particulars of the principal jointly controlled company of the Group are as follows:

| Company name | Place of incorporation/ operations | Principal activities | Nominal value of issued capital/ registered capital | Equity interest attributable to the Group: Directly | Equity interest attributable to the Group: Indirectly |
|---|---|---|---|---|---|
| Reach Ltd. | Bermuda/Asia | Provision of international telecommunication services | US$5,000,000,000 | – | 50% |

Summarized unaudited financial information of the significant jointly controlled company, REACH, is as follows:

| In HK$ million | **2003** | 2002 |
|---|---|---|
| **Condensed consolidated balance sheet information as at December 31** | | |
| Non-current assets | **23,800** | 24,433 |
| Current assets | **2,346** | 3,982 |
| Total assets | **26,146** | 28,415 |
| Non-current liabilities | **(13,710)** | (14,293) |
| Current liabilities | **(3,651)** | (3,854) |
| Minority interests | **(158)** | (159) |
| Net assets | **8,627** | 10,109 |
| **Condensed consolidated income statement information for the year ended December 31** | | |
| Turnover | **7,036** | 9,854 |
| (Loss)/Profit after taxation | **(1,747)** | 1,141 |

On April 15, 2003, REACH and its bankers amended the terms of REACH's US$1,500 million syndicated term loan facility, which was subsequently reduced to US$1,200 million, with effect from April 25, 2003. The amendments to the term loan facility were intended to provide REACH with greater financial flexibility and an improved capital structure. REACH continues to operate in a difficult environment and the industry is expected to remain challenging for a period of time due to aggressive pricing and over supply of capacity.

The Group has performed an assessment of the fair value of its interest in REACH, including the related goodwill that had previously been eliminated against reserves, as at December 31, 2003. As a result, based on the estimated value in use of REACH determined using a discount rate of 10 percent (2002: 9 percent), the Group has made full provision for impairment of its previously unimpaired interest in REACH, recognizing an impairment loss of approximately HK$4,159 million (2002: HK$8,263 million) in the income statement for the year ended December 31, 2003. Accordingly, the Group's total interest in REACH has been written down to zero as at December 31, 2003 (2002: HK$3,930 million).

## 23 Interest in Jointly Controlled Companies *(continued)*

An analysis of the Group's total interest in REACH as at December 31, 2003 is as follows:

| In HK$ million | **2003** | 2002 |
|---|---|---|
| Share of net assets | **2,705** | 3,615 |
| Capacity prepayment to REACH (note 3(c)) | **1,139** | – |
| Goodwill previously eliminated against reserves | **8,578** | 8,578 |
| Total interest in REACH before provision for impairment | **12,422** | 12,193 |
| Provision for impairment | **(12,422)** | (8,263) |
| Total interest in REACH after provision for impairment | **–** | 3,930 |

## 24 Interest in Associates

| In HK$ million | The Group **2003** | 2002 |
|---|---|---|
| Share of net assets of associates | **547** | 1,203 |
| Loans due from an associate | **78** | – |
| Amounts due from associates | **34** | 67 |
| Amounts due to associates | **–** | (115) |
| | **659** | 1,155 |
| Provision for impairment | **(171)** | (28) |
| | **488** | 1,127 |
| **Investment at cost:** | | |
| Unlisted shares | **991** | 1,086 |
| Shares listed in Hong Kong | **–** | 72 |
| | **991** | 1,158 |
| Market value of listed shares | **–** | 68 |

Balances with associates are unsecured, non-interest bearing and have no fixed terms of repayment except for the loans due from an associate, which bear interest at commercial rates, are secured by part of its movable properties and have fixed terms of repayment ranging up to three years from the date of drawdown in 2000.

As at December 31, 2003, particulars of the principal associates of the Company are as follows:

| Company name | Place of incorporation/ operations | Principal activities | Nominal value of issued capital/registered capital | Equity interest attributable to the Group Directly | Indirectly |
|---|---|---|---|---|---|
| Great Eastern Telecommunications Limited* | Cayman Islands | Investment holding | US$43,112,715 | – | 49% |
| Abacus Distribution Systems (Hong Kong) Limited | Hong Kong | Provision of computer reservation systems and travel related services | HK$15,600,000 | – | 37.04% |
| Petro-CyberWorks Information Technology Company Limited | The PRC | Design and development of Enterprise Resource Planning systems, and customer relationship management systems | RMB50,000,000 | – | 45% |

* The associate has accounting year end date of March 31. The associate prepares, for the purpose of consolidation, financial statements as at the same date as the Group.

Notes to the Financial Statements
December 31, 2003
(Amount expressed in Hong Kong dollars unless otherwise stated)

## 25 Investments

Investments are analyzed as follows:

| In HK$ million | The Group 2003 | 2002 |
|---|---|---|
| Held-to-maturity securities | **37** | 42 |
| Investment securities (note a) | **601** | 866 |
| | **638** | 908 |

### a. Investment securities

| In HK$ million | The Group 2003 | 2002 |
|---|---|---|
| Unlisted, at cost | **1,751** | 1,764 |
| Less: Provision for impairment in value | **(1,222)** | (1,027) |
| | **529** | 737 |
| Listed, at cost | | |
| Hong Kong | **51** | 72 |
| Overseas | **63** | 270 |
| | **114** | 342 |
| Less: Provision for impairment in value | **(42)** | (213) |
| | **72** | 129 |
| Total investment securities | **601** | 866 |
| Quoted market value of listed investment securities as at December 31 | **83** | 81 |

During the year, a listed security was transferred from investment securities to other investments. This transfer was effected at fair value. The aggregate unrealized holding loss at the date of transfer which had not been previously recognized of approximately HK$1 million (2002: HK$28 million) was recognized in the income statement at the date of transfer.

Investment securities with an aggregate carrying value of approximately HK$20 million (2002: Nil) were pledged as security for certain bank borrowings of the Group.

## 26 Current Assets and Liabilities

### a. Properties held for sale

| In HK$ million | The Group 2003 | 2002 |
|---|---|---|
| Properties held for sale: | | |
| Located in Macau | – | 2 |
| | – | 2 |

### b. Sales proceeds held in stakeholders' accounts

The balance represents proceeds from sale of residential portion of the Cyberport Project retained in bank accounts opened and maintained by stakeholders which will be transferred to specific bank accounts, which are restricted in use as described in note (c) below, pursuant to certain conditions and procedures as stated in the Cyberport Project Agreement.

### c. Restricted cash

Pursuant to the Cyberport Project Agreement, the Group has a restricted cash balance of approximately HK$2,701 million as at December 31, 2003 (2002: Nil) held in specific bank accounts. The uses of the funds are specified in the Cyberport Project Agreement. The restricted cash balance of approximately HK$720 million as at December 31, 2002 represented a bank fixed deposit placed by the Company as a security for a standby letter of credit facility granted to an indirectly wholly-owned subsidiary of the Company (see note 39).

### d. Inventories

| In HK$ million | The Group 2003 | 2002 |
|---|---|---|
| Raw materials | – | 10 |
| Work-in-progress | **218** | 235 |
| Finished goods | **298** | 218 |
| Consumable inventories | **21** | 18 |
| | **537** | 481 |

### e. Other investments

| In HK$ million | The Group 2003 | 2002 |
|---|---|---|
| Unlisted | | |
| Overseas | **73** | 62 |
| Listed, at quoted market value | | |
| Hong Kong | **250** | 269 |
| Overseas | – | 63 |
| | **250** | 332 |
| | **323** | 394 |

During 2002, the Group entered into certain derivative contracts, in the form of equity swap and equity option contracts, with a third party with the effect of entering into forward sales of a portion of certain quoted other investments plus written call options for the remaining portion of those quoted other investments. As at December 31, 2003, the underlying quoted other investments with aggregate carrying value of approximately HK$246 million (2002: HK$237 million) have been placed as collateral for the transaction. The equity swap and equity option contracts have terms of up to five years from the date of the contracts and will mature in 2007 (see note 36(a)). No new derivative contract of this nature was entered into by the Group in 2003.

Notes to the Financial Statements
December 31, 2003
(Amount expressed in Hong Kong dollars unless otherwise stated)

## 26 Current Assets and Liabilities *(continued)*

### f. Accounts receivable, net

An aging analysis of trade receivables is set out below:

| In HK$ million | The Group | |
|---|---|---|
| | **2003** | 2002 |
| 0 – 30 days | **1,125** | 1,280 |
| 31 – 60 days | **206** | 299 |
| 61 – 90 days | **88** | 87 |
| 91 – 120 days | **64** | 66 |
| Over 120 days | **276** | 112 |
| | **1,759** | 1,844 |
| Less: Provision for doubtful debts | **(188)** | (120) |
| | **1,571** | 1,724 |

The normal credit period granted by the Group ranges from 18 days to 30 days from the date of the invoice.

### g. Short-term borrowings

| In HK$ million | The Group | |
|---|---|---|
| | **2003** | 2002 |
| Bank loans | **54** | 75 |
| Current portion of long-term borrowings | **106** | 79 |
| | **160** | 154 |
| Secured | **154** | 145 |
| Unsecured | **6** | 9 |

Please refer to note 39 for details of the Group's banking facilities.

### h. Accounts payable

An aging analysis of accounts payable is set out below:

| In HK$ million | The Group | |
|---|---|---|
| | **2003** | 2002 |
| 0 – 30 days | **886** | 534 |
| 31 – 60 days | **130** | 56 |
| 61 – 90 days | **88** | 120 |
| 91 – 120 days | **44** | 37 |
| Over 120 days | **229** | 413 |
| | **1,377** | 1,160 |

## 26 Current Assets and Liabilities *(continued)*

### i. Gross amounts due to customers for contract work

| In HK$ million | The Group 2003 | 2002 |
|---|---|---|
| Contract costs incurred plus attributable profits less foreseeable losses | **809** | 801 |
| Less: estimated value of work performed | **(809)** | (811) |
| | **–** | (10) |

The total amount of progress billings, included in the estimated value of work performed as at December 31, 2003, is approximately HK$776 million (2002: HK$753 million).

Included in non-current assets at December 31, 2003 is approximately HK$8 million (2002: HK$8 million) representing retentions receivable from customers in respect of construction contracts in progress.

## 27 Long-term Liabilities

| In HK$ million | The Group | | The Company | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| Long-term borrowings (note a) | **22,029** | 27,757 | **3,003** | – |
| Convertible note and bonds (note b) | **12,477** | 13,609 | **440** | 1,519 |
| | **34,506** | 41,366 | **3,443** | 1,519 |

### a. Long-term borrowings

| In HK$ million | The Group | | The Company | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| Repayable within a period | | | | |
| – not exceeding one year | **106** | 79 | **–** | – |
| – over one year, but not exceeding two years | **133** | 123 | **–** | – |
| – over two years, but not exceeding five years | **4,704** | 406 | **3,003** | – |
| – over five years | **17,192** | 27,228 | **–** | – |
| | **22,135** | 27,836 | **3,003** | – |
| Less: Amounts repayable within one year included under current liabilities | **(106)** | (79) | **–** | – |
| | **22,029** | 27,757 | **3,003** | – |
| Representing: | | | | |
| US$456 million guaranteed notes (note i) | **3,541** | – | **–** | – |
| HK$3,003 million 5-year term loan (note ii) | **3,003** | – | **3,003** | – |
| US$500 million guaranteed notes (note iii) | **3,900** | – | **–** | – |
| US$4,700 million term loan (note iv) | **–** | 6,094 | **–** | – |
| Yen 30,000 million guaranteed notes (note v) | **1,950** | 1,950 | **–** | – |
| US$1,000 million guaranteed notes (note vi) | **7,801** | 7,799 | **–** | – |
| HK$5,000 million 6-year term loan (note vii) | **–** | 5,000 | **–** | – |
| HK$5,000 million 7-year term loan (note viii) | **–** | 5,000 | **–** | – |
| Other bank loans | **1,834** | 1,914 | **–** | – |
| | **22,029** | 27,757 | **3,003** | – |
| Secured | **1,819** | 1,908 | **–** | – |
| Unsecured | **20,210** | 25,849 | **3,003** | – |

## 27 Long-term Liabilities *(continued)*

### a. Long-term borrowings *(continued)*

Details of major long-term borrowings of HK$22,029 million of the Group are presented below:

**i. US$456 million guaranteed notes**

On January 24, 2003, PCCW Capital No. 3 Limited, an indirectly wholly-owned subsidiary of the Company, privately placed US$456 million 7.88 percent guaranteed notes due 2013 to raise funds for general corporate purposes. The notes are unconditionally and irrevocably guaranteed by the Company. The notes were subsequently listed on the Luxembourg Stock Exchange on August 21, 2003.

**ii. HK$3,003 million 5-year term loan**

On March 14, 2003, the Company entered into a five-year term loan facility for HK$3,003 million (approximately US$385 million) on an unsecured basis. The loan is repayable in 2008. The proceeds were used for general corporate purposes. Subsequent to the year end, this term loan has been fully prepaid.

**iii. US$500 million guaranteed notes**

On July 17, 2003, PCCW-HKT Capital No. 2 Limited, an indirect wholly-owned subsidiary of the Company, issued US$500 million (approximately HK$3,900 million) 6 percent guaranteed notes due 2013 which are listed on the Luxembourg Stock Exchange. The notes are irrevocable and unconditionally guaranteed by PCCW-HKT Telephone Limited ("HKTC"), an indirect wholly-owned subsidiary of the Company, and rank pari passu with all other outstanding unsecured and unsubordinated obligations of HKTC. The proceeds are used for general corporate purposes.

**iv. US$4,700 million term loan**

In February 2001, the Group arranged syndicated bank borrowings of US$4,700 million (approximately HK$36,660 million) through HKTC. It consisted of three tranches (A, B & C) which were repayable in three to seven years. Each tranche carried interest at rates ranging from London Interbank Offered rates ("LIBOR") plus 0.85 percent to LIBOR plus 1.45 percent for the US dollar portion and Hong Kong Interbank Offered rates ("HIBOR") plus 0.95 percent to HIBOR plus 1.55 percent for the Hong Kong dollar portion. This term loan has been fully prepaid as at December 31, 2003.

**v. Yen 30,000 million guaranteed notes**

On October 26, 2001, Profit Century Finance Limited ("PCF"), an indirect wholly-owned subsidiary of the Company, completed the placement of Yen 30,000 million (approximately HK$1,950 million) 3.65 percent guaranteed notes due 2031 (the "Yen Notes"). Interest is payable semi-annually in arrears. The Yen Notes are redeemable at the option of PCF on any interest payment date falling on or after October 27, 2006.

The Yen Notes are unconditionally and irrevocably guaranteed by HKTC and will rank pari passu with all other outstanding unsecured and unsubordinated obligations of HKTC.

**vi. US$1,000 million guaranteed notes**

In November 2001, PCCW-HKT Capital Limited, an indirect wholly-owned subsidiary of the Company, issued US$1,000 million (approximately HK$7,800 million) 7.75 percent guaranteed notes due 2011 (the "Notes due 2011"). Interest is payable semi-annually in arrears. The interest rate payable on the Notes due 2011 will be subject to adjustment from time to time if the relevant rating agencies downgrade the rating ascribed to the Notes due 2011 below a pre-agreed level. The interest rate payable on the Notes due 2011 has been adjusted to 8 percent based on the current ratings.

The Notes due 2011 are unconditionally and irrevocably guaranteed by HKTC and will rank pari passu with all other outstanding unsecured and unsubordinated obligations of HKTC.

**vii. HK$5,000 million 6-year term loan**

On March 7, 2002, HKTC entered into an agreement for a six-year HK$5,000 million (approximately US$641 million) term loan facility. This loan was denominated in Hong Kong dollars and was to mature in March 2008. Interest was payable at HIBOR plus 0.55 percent per annum. This term loan has been fully prepaid as at December 31, 2003.

## 27 Long-term Liabilities *(continued)*

### a. Long-term borrowings *(continued)*

#### viii. HK$5,000 million 7-year term loan

On April 17, 2002, HKTC entered into an agreement for a seven-year HK$5,000 million (approximately US$641 million) term loan facility. This loan was denominated in Hong Kong dollars and was to mature in April 2009. Interest was payable at HIBOR plus 0.65 percent per annum. This term loan has been fully prepaid as at December 31, 2003.

Please refer to note 39 for details of the Group's banking facilities.

### b. Convertible note and bonds

| In HK$ million | The Group 2003 | The Group 2002 | The Company 2003 | The Company 2002 |
|---|---|---|---|---|
| *Repayable within a period* | | | | |
| – over one year, but not exceeding two years | **8,983** | – | **–** | – |
| – over two years, but not exceeding five years | **3,494** | 13,609 | **440** | 1,519 |
| | **12,477** | 13,609 | **440** | 1,519 |
| Representing: | | | | |
| US$450 million 1 percent guaranteed convertible bonds due 2007 (note i) | **3,494** | 3,510 | **–** | – |
| Telstra Note due 2005 (note ii) | **440** | 1,521 | **440** | 1,519 |
| US$1,100 million 3.5 percent guaranteed convertible bonds due 2005 (note iii) | **8,543** | 8,578 | **–** | – |
| | **12,477** | 13,609 | **440** | 1,519 |
| Secured | **440** | 1,521 | **440** | 1,519 |
| Unsecured | **12,037** | 12,088 | **–** | – |

Details of convertible note and bonds of HK$12,477 million of the Group are presented below:

#### i. US$450 million 1 percent guaranteed convertible bonds due 2007

On January 29, 2002, PCCW Capital No. 2 Limited, an indirect wholly-owned subsidiary of the Company, issued US$450 million 1 percent guaranteed convertible bonds due 2007, which are unconditionally and irrevocably guaranteed on a joint and several basis by the Company and HKTC. The convertible bonds due 2007 are listed on the Luxembourg Stock Exchange. They are convertible, at the option of their holders, into ordinary shares of the Company at an initial conversion price of HK$13.5836 (approximately US$1.7415) per share at any time up to and including the close of business on January 15, 2007. The bonds bear interest at 1 percent per annum, payable semi-annually in arrears on January 29 and July 29 in each year and at maturity, commencing on July 29, 2002. Unless previously redeemed, converted or purchased and cancelled, these bonds will be redeemed in US dollars at 119.383 percent of their principal amount, plus accrued interest on January 29, 2007. The redemption premium is being accrued on a straight-line basis from the date of issuance to the final redemption date of January 29, 2007.

#### ii. Telstra Note due 2005

On June 28, 2002, the Company issued the Telstra Note due 2005 to Telstra as part of the disposal of the Group's 40 percent interest in RWC (see note 13(a)). Unless previously redeemed or converted or purchased and cancelled, the Telstra Note due 2005 will be convertible into ordinary shares of the Company on June 30, 2005 or the date which is 30 days after the holder of the Telstra Note due 2005 has given notice to the Company declaring that, amongst other things, an event of default or potential event of default has occurred under REACH's US$1,500 million syndicated term loan facility, which was subsequently reduced to US$1,200 million under the amendment of the terms made in April 2003, or any financing agreement entered into for the purpose of refinancing all or a significant part of such facility; the Company has ceased to have a controlling interest in HKTC; or if HKTC and its subsidiaries have ceased to carry on as their principal business the provision of fixed line telecommunications services in Hong Kong ("Repayment Date"). Interest is payable at 5 percent per annum compounded on a quarterly basis.

Notes to the Financial Statements
December 31, 2003
(Amount expressed in Hong Kong dollars unless otherwise stated)

## 27 Long-term Liabilities *(continued)*

### b. Convertible note and bonds *(continued)*

**ii. Telstra Note due 2005** *(continued)*

On the Repayment Date, the Telstra Note due 2005, plus accrued interest thereon, will be redeemed through its mandatory conversion into ordinary shares of the Company at a conversion price determined by reference to the volume weighted average price of the ordinary shares of the Company as quoted on the Stock Exchange for the 20 dealing days immediately preceding the Repayment Date. The Company is entitled to early redeem the Telstra Note due 2005 in full by giving notice in writing to Telstra. The redemption amount would be the outstanding principal balance together with any unpaid interest accrued at the date of redemption. The Telstra Note due 2005 may be redeemed at the request of Telstra, if a resolution is passed or an order is made that the Company be wound up or dissolved. The Company's obligations to Telstra as the initial holder of the Telstra Note due 2005 are secured by the Group's equity interest in REACH.

On April 15, 2003, the Company redeemed US$143 million (approximately HK$1,115 million) of the Telstra Note due 2005 and issued an amended note in the principal amount of approximately US$54 million (approximately HK$421 million) ("Amended Telstra Note due 2005") to Telstra. The principal amount of the Amended Telstra Note due 2005 is equal to US$190 million, being the initial principal amount of the Telstra Note due 2005, plus its accrued and capitalized interest until March 31, 2003 of approximately US$7 million less US$143 million. The terms of the Amended Telstra Note due 2005 are substantially the same as those of the Telstra Note due 2005.

**iii. US$1,100 million 3.5 percent guaranteed convertible bonds due 2005**

On December 5, 2000, guaranteed convertible bonds due 2005 with the principal amount of US$1,100 million were issued by PCCW Capital Limited, a wholly-owned subsidiary of the Company. These bonds are listed on the Luxembourg Stock Exchange. They are convertible into ordinary shares of the Company at US$4.9804 (approximately HK$38.8471) subject to adjustments, per share at any time on or after January 5, 2001 and up to the close of business on November 21, 2005 and bear interest at 3.5 percent per annum, payable annually in arrears. Unless previously cancelled, redeemed or converted, these bonds will be redeemed in US dollars at 120.12 percent of the principal amount together with accrued interest on December 5, 2005. If these bonds are fully converted, the Company will be required to issue approximately 221 million ordinary shares. The redemption premium is being accrued on a straight-line basis from the date of issuance to the final redemption date of December 5, 2005.

As at December 31, 2003, the redemption premiums for the convertible bonds described in (i) and (iii) above totaling HK$1,326 million (2002: HK$844 million) and have been included in "Other long-term liabilities" in the consolidated balance sheet.

As at December 31, 2003, none of the above-mentioned convertible bonds had been converted into ordinary shares of the Company.

## 28 Provisions

| In HK$ million | The Group 2003 | | |
|---|---|---|---|
| | Payment to the Government (note a) | Others | Total |
| Beginning of year | – | 70 | 70 |
| Additional provisions made | – | 123 | 123 |
| Additional provisions included within properties under development | 3,680 | – | 3,680 |
| Provisions used during the year | – | (62) | (62) |
| End of year | 3,680 | 131 | 3,811 |
| Less: amount classified as current liabilities | (1,739) | (131) | (1,870) |
| | 1,941 | – | 1,941 |

## 28 Provisions *(continued)*

**a.** Pursuant to the Cyberport Project Agreement, the Government shall be entitled to receive payments based on certain terms and conditions. Provision for payment to the Government is included within properties under development as the amount is considered as a part of the development costs for the Cyberport Project. The provision is based on estimated sales proceeds of residential portion and the estimated development costs of the Cyberport Project. The estimated amount to be paid to the Government during the forthcoming year is classified as current liabilities.

## 29 Share Capital

| | **2003** Number of shares | **2003** Nominal value HK$ million | 2002 Number of shares | 2002 Nominal value HK$ million |
|---|---|---|---|---|
| Authorized: | | | | |
| Ordinary shares of HK$0.05 each | | | | |
| Beginning of year | **32,000,000,000** | **1,600** | 32,000,000,000 | 1,600 |
| Ordinary shares of HK$0.25 each | | | | |
| Effect of increase in nominal value of shares from HK$0.05 each to HK$0.25 each (note a) | **(25,600,000,000)** | **–** | – | – |
| End of year | **6,400,000,000** | **1,600** | 32,000,000,000 | 1,600 |
| Issued and fully paid: | | | | |
| Ordinary shares of HK$0.05 each | | | | |
| Beginning of year | **23,268,770,370** | **1,164** | 22,693,349,346 | 1,135 |
| Exercise of other share options (note c) | **–** | **–** | 376,680,000 | 19 |
| Issued for acquisition of a licence from a wholly-owned subsidiary of Trans World International, Inc. | **–** | **–** | 175,000,000 | 9 |
| Issued for cash under the employee share award scheme | **–** | **–** | 23,741,024 | 1 |
| | **23,268,770,370** | **1,164** | 23,268,770,370 | 1,164 |
| Ordinary shares of HK$0.25 each | | | | |
| Effect of increase in nominal value of shares from HK$0.05 each to HK$0.25 each (note a) | **(18,615,016,296)** | **–** | – | – |
| | **4,653,754,074** | **1,164** | 23,268,770,370 | 1,164 |
| Issued for cash (note b) | **715,000,000** | **179** | – | – |
| End of year | **5,368,754,074** | **1,343** | 23,268,770,370 | 1,164 |

**a.** Pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company held on January 7, 2003, every five issued and unissued shares of HK$0.05 each were consolidated into one new share of HK$0.25 with effect from January 8, 2003. Following the share consolidation becoming effective on January 8, 2003, the authorized share capital of the Company is HK$1,600,000,000 divided into 6,400,000,000 shares of HK$0.25 each, of which 4,653,754,074 shares were in issue and fully paid. The shares after the share consolidation rank pari passu in all respects with each other.

**b.** On July 17, 2003, the Company and PCRD entered into a subscription agreement, pursuant to which PCRD conditionally agreed to subscribe for 715,000,000 new shares of HK$0.25 each at a price of HK$4.40 per share. The net proceeds from the subscription were approximately HK$3,068 million, of which HK$3,060 million was used for debt repayment purpose. The subscription was completed on July 25, 2003.

## 29 Share Capital *(continued)*

**c.** In September 1999, as part of the acquisition of Pacific Convergence Corporation, Ltd. ("PCC"), the Company entered into an agreement, as subsequently amended, with the minority shareholder of PCC Holdings Ltd. ("PCCH"), under which the minority shareholder can exchange its effective 40 percent shareholding in PCCH, the holding company of PCC, for 1,003,070,000 new ordinary shares of the Company at no further consideration. The option is exercisable for 10 years. The Company has the right to require the minority shareholder to exercise the option at the end of the option period to the extent it has not already been exercised. During the year ended December 31, 2002, the minority shareholder exercised the remaining portion of the options and the Company had issued 376,680,000 ordinary shares of HK$0.05 each to the minority shareholder.

All new ordinary shares issued during the year rank pari passu in all respects with the existing shares.

## 30 Employee Retirement Benefits

### a. Defined benefit retirement schemes

The Group operates defined benefit retirement schemes ("DB Schemes") that provide lump sum benefits for employees upon resignation and retirement. The DB Schemes are final salary defined benefit schemes. The scheme assets are administered by independent trustees and are maintained independently of the Group's finances.

The DB Schemes are funded by contributions from the Group and employees in accordance with qualified independent actuaries' recommendation from time to time on the basis of periodic valuations.

On July 1, 2003 ("the Transfer Date"), all former members of the DB Schemes were transferred to defined contribution schemes operated by the Group for future services to be rendered by them to the Group and the benefit in respect of services rendered before the Transfer Date remained unchanged. In other words, scheme service in determining the level of benefit was frozen as of June 30, 2003 whereas the scheme salary and multiple will continue to grow. This freezing of scheme services was considered as a curtailment event under SSAP 34 but did not result in any accounting impact on the Group's financial statements.

The latest independent actuarial valuation of the DB Schemes, in accordance with SSAP 34, was carried out on December 31, 2003 and was prepared by Mr Aaron Wong of Watson Wyatt Hong Kong Limited, fellow of the Canadian Institute of Actuaries and also fellow of the Society of Actuaries, USA, using the projected unit credit method. The actuary was of the opinion that the fair value of the scheme assets was sufficient to cover 90.6 percent (2002: 75.7 percent) of the present value of the defined benefit obligations as at December 31, 2003.

**i. The net liability recognized in the balance sheet is as follows:**

| In HK$ million | The Group | |
|---|---|---|
| | **2003** | 2002 |
| Present value of the defined benefit obligations | **4,567** | 4,578 |
| Fair value of scheme assets | **(4,137)** | (3,466) |
| | **430** | 1,112 |
| Unrecognized actuarial gains/(losses) | **16** | (526) |
| Defined benefit liability in the balance sheet | **446** | 586 |

As at December 31, 2003, the scheme assets include ordinary shares issued by the Company with a fair value of approximately HK$5 million (2002: HK$2 million).

## 30 Employee Retirement Benefits *(continued)*

### a. Defined benefit retirement schemes *(continued)*

#### ii. Movements in the net liability recognized in the balance sheet are as follows:

| In HK$ million | The Group 2003 | 2002 |
|---|---|---|
| Balance as at January 1 | **586** | – |
| Transitional liability recognized upon adoption of SSAP 34 | **–** | 521 |
| Balance as at beginning of year | **586** | 521 |
| Contributions paid for the year | **(243)** | (240) |
| Expense recognized in the income statement for the year | **103** | 305 |
| Balance as at end of year | **446** | 586 |

#### iii. Expense recognized in the consolidated income statement is as follows:

| In HK$ million | The Group 2003 | 2002 |
|---|---|---|
| Current service cost | **89** | 235 |
| Interest cost | **234** | 401 |
| Expected return on scheme assets | **(222)** | (428) |
| Net actuarial losses recognized | **2** | – |
| Loss on curtailment and settlement | **–** | 97 |
| | **103** | 305 |
| The expense is recognized in the following line items in the consolidated income statement: | | |
| General and administrative expenses – retirement costs for other staff (note 10) | **103** | 197 |
| Restructuring costs (notes 9 &10) | **–** | 108 |
| | **103** | 305 |
| Actual return on scheme assets | **700** | (341) |

#### iv. The principal actuarial assumptions used (expressed as weighted averages) are as follows:

| | The Group 2003 | 2002 |
|---|---|---|
| Discount rate | **5.25%** | 5.50% |
| Expected rate of return on scheme assets | **5.75%** | 6.50% |
| Future salary increases | **3.50%** | 3.50% |

### b. Defined contribution retirement scheme

The Group also operates defined contribution schemes, including the Mandatory Provident Fund Scheme ("the MPF scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance, for employees employed under the jurisdiction of the Hong Kong Employment Ordinance and not previously covered by the defined benefit retirement scheme. The schemes are administered by independent trustees.

Under the defined contribution scheme, the employer is required to make contributions to the scheme at rates specified under the rules of the scheme. Where employees leave the scheme prior to the full vesting of the employer's contributions, the amount of forfeited contributions is used to reduce the contributions payable by the Group.

Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5 percent of the employees' relevant income, subject to a cap of monthly relevant income of HK$20,000. Contributions to the scheme vest immediately upon the completion of the service in the relevant service period.

Notes to the Financial Statements
December 31, 2003
(Amount expressed in Hong Kong dollars unless otherwise stated)

## 31 Equity Compensation Benefits

### a. Share option scheme

The Company has a share option scheme which was adopted in September 1994 and amended in May 2002 under which the board of directors (the "Board") of the Company may, at their discretion, invite employees of the Group, including directors of any company in the Group, and other eligible persons, to take up options to subscribe for shares of the Company. For options granted before May 23, 2002, the exercise price in relation to each option was determined by the Board in its absolute discretion, but in any event would not be less than the higher of the nominal value of the shares and 80 percent of the average of the closing prices of the shares on the Stock Exchange for the five trading days immediately preceding the relevant date of offer.

For options granted on or after May 23, 2002, the exercise price in relation to each option shall be determined by the Board in its absolute discretion, but in any event shall not be less than the highest of: (i) the nominal value of a share of the Company; (ii) the closing price of the shares of the Company as stated in the daily quotation sheet of the Stock Exchange on the date of grant; and (iii) the average closing price of the shares of the Company as stated in the daily quotation sheets of the Stock Exchange for the five trading days immediately preceding the date of grant.

The vesting period and exercisable period of the options are determined by the directors but in any case no options can be exercised later than ten years from the date of grant. Each option gives the holder the right to subscribe for one share.

#### i. Movements in share options

| | Number of options | | |
|---|---|---|---|
| | **2003** | 2002 After the share consolidation | 2002 Before the share consolidation |
| Beginning of year | **109,559,896** | 119,242,866 | 596,214,416 |
| Issued (note iii) | **132,856,200** | 14,930,700 | 74,653,500 |
| Cancelled/Lapsed (note iv) | **(20,238,568)** | (24,613,670) | (123,068,352) |
| End of year (note ii) | **222,177,528** | 109,559,896 | 547,799,564 |
| Options vested as at end of year | **66,869,490** | 54,540,325 | 272,701,628 |

The number of share options for the movement in 2002 (after the share consolidation) has been retrospectively adjusted for the five-to-one share consolidation which took place in January 2003.

## 31 Equity Compensation Benefits *(continued)*

### a. Share option scheme *(continued)*

#### ii. *Terms of unexpired and unexercised share options at balance sheet date*

| Date of grant | Exercise period | 2003 After the share consolidation Exercise price HK$ | 2003 After the share consolidation Number of options | 2002 Before the share consolidation Exercise price HK$ | 2002 Before the share consolidation Number of options |
|---|---|---|---|---|---|
| August 17, 1999 to September 15, 1999 | August 17, 2000 to August 17, 2009 | **11.7800** | **19,525,188** | 2.3560 | 123,741,352 |
| October 25, 1999 to November 23, 1999 | August 17, 2000 to October 25, 2009 | **22.7600** | **4,509,200** | 4.5520 | 32,046,000 |
| December 20, 1999 to January 18, 2000 | December 20, 2000 to December 20, 2009 | **33.5600** | **–** | 6.7120 | 1,080,000 |
| February 8, 2000 to March 8, 2000 | February 8, 2001 to February 8, 2010 | **75.2400** | **86,700** | 15.0480 | 433,500 |
| August 26, 2000 to September 24, 2000 | May 26, 2001 to August 26, 2010 | **60.1200** | **10,308,600** | 12.0240 | 57,168,000 |
| October 27, 2000 to November 25, 2000 | March 15, 2001 to October 27, 2010 | **24.3600** | **12,966,082** | 4.8720 | 73,731,010 |
| January 22, 2001 to February 20, 2001 | January 22, 2001 to January 22, 2011 | **16.8400** | **23,278,438** | 3.3680 | 138,357,902 |
| February 20, 2001 | February 8, 2002 to February 8, 2011 | **18.7600** | **86,700** | 3.7520 | 433,500 |
| April 17, 2001 to May 16, 2001 | May 26, 2001 to April 17, 2011 | **10.3000** | **3,542,960** | 2.0600 | 18,971,000 |
| July 16, 2001 to September 15, 2001 | July 16, 2002 to July 16, 2011 | **9.1600** | **689,760** | 1.8320 | 3,723,800 |
| August 3, 2001 | March 31, 2002 to August 1, 2011 | **16.8400** | **–** | 3.3680 | 4,000,000 |
| September 27, 2001 | September 27, 2001 to September 7, 2011 | **6.8150** | **3,600,000** | 1.3630 | 18,000,000 |
| October 15, 2001 to November 13, 2001 | October 15, 2002 to October 15, 2011 | **8.6400** | **292,000** | 1.7280 | 1,460,000 |
| May 10, 2002 | April 11, 2003 to April 11, 2012 | **7.9150** | **231,700** | 1.5830 | 1,158,500 |
| May 28, 2002 | April 29, 2003 to April 29, 2012 | **9.9500** | **5,600,000** | 1.9900 | 28,000,000 |
| June 19, 2002 | June 19, 2002 to May 21, 2012 | **10.0900** | **279,000** | 2.0180 | 2,895,000 |
| August 1, 2002 | August 1, 2003 to July 31, 2012 | **8.0600** | **200,000** | 1.6120 | 1,000,000 |
| October 11, 2002 | October 11, 2002 to October 10, 2007 | **8.6165** | **1,200,000** | 1.7233 | 6,000,000 |
| November 13, 2002 | November 13, 2003 to November 12, 2012 | **6.1500** | **7,040,000** | 1.2300 | 35,600,000 |
| July 25, 2003 | July 25, 2004 to July 23, 2013 | **4.3500** | **127,551,200** | – | – |
| September 16, 2003 | September 16, 2004 to September 14, 2013 | **4.9000** | **1,190,000** | – | – |
| | | | **222,177,528** | | 547,799,564 |

Notes to the Financial Statements
December 31, 2003
(Amount expressed in Hong Kong dollars unless otherwise stated)

## 31 Equity Compensation Benefits *(continued)*

### a. Share option scheme *(continued)*

#### iii. Details of share options granted during the year

| Exercise period | 2003 After the share consolidation Exercise price HK$ | Consideration received HK$ | Number of options | 2002 Before the share consolidation Exercise price HK$ | Consideration received HK$ | Number of Options |
|---|---|---|---|---|---|---|
| April 11, 2003 to April 11, 2012 | **7.9150** | **–** | **–** | 1.5830 | 2 | 1,158,500 |
| April 29, 2003 to April 29, 2012 | **9.9500** | **–** | **–** | 1.9900 | 1 | 28,000,000 |
| June 19, 2002 to May 21, 2012 | **10.0900** | **–** | **–** | 2.0180 | 5 | 2,895,000 |
| August 1, 2003 to July 31, 2012 | **8.0600** | **–** | **–** | 1.6120 | – | 1,000,000 |
| October 11, 2002 to October 10, 2007 | **8.6165** | **–** | **–** | 1.7233 | – | 6,000,000 |
| November 13, 2003 to November 12, 2012 | **6.1500** | **–** | **–** | 1.2300 | – | 35,600,000 |
| July 25, 2004 to July 23, 2013 | **4.3500** | **–** | **131,666,200** | – | – | – |
| September 16, 2004 to September 14, 2013 | **4.9000** | **–** | **1,190,000** | – | – | – |
| | | **–** | **132,856,200** | | 8 | 74,653,500 |

#### iv. Details of share options cancelled or lapsed during the year

| Exercise period | 2003 After the share consolidation Exercise price HK$ | Number of options | 2002 Before the share consolidation Exercise price HK$ | Number of options |
|---|---|---|---|---|
| August 17, 2000 to August 17, 2009 | **11.7800** | **5,223,068** | 2.3560 | 3,792,002 |
| August 17, 2000 to October 25, 2009 | **22.7600** | **1,900,000** | 4.5520 | 4,757,000 |
| December 20, 2000 to December 20, 2009 | **33.5600** | **216,000** | 6.7120 | – |
| May 26, 2001 to August 26, 2010 | **60.1200** | **1,125,000** | 12.0240 | 1,930,000 |
| March 15, 2001 to October 27, 2010 | **24.3600** | **1,780,120** | 4.8720 | 33,132,150 |
| January 22, 2001 to January 22, 2011 | **16.8400** | **4,393,140** | 3.3680 | 65,017,800 |
| May 26, 2001 to April 17, 2011 | **10.3000** | **251,240** | 2.0600 | 1,957,200 |
| May 7, 2002 to May 7, 2011 | **11.1600** | **–** | 2.2320 | 12,000,000 |
| July 16, 2002 to July 16, 2011 | **9.1600** | **55,000** | 1.8320 | 482,200 |
| March 31, 2002 to August 1, 2011 | **16.8400** | **800,000** | 3.3680 | – |
| June 19, 2002 to May 21, 2012 | **10.0900** | **300,000** | 2.0180 | – |
| November 13, 2003 to November 12, 2012 | **6.1500** | **80,000** | 1.2300 | – |
| July 25, 2004 to July 24, 2013 | **4.3500** | **4,115,000** | – | – |
| | | **20,238,568** | | 123,068,352 |

### b. Share award schemes

In 2002, the Company established two employee share incentive award schemes under which awards of shares may be granted to employees of participating subsidiaries. Directors of the Company are not eligible to participate in either scheme. On June 10, 2002, the Company approved the establishment of a scheme (the "Purchase Scheme") under which selected employees are awarded shares purchased in the market. On November 12, 2002, the Company approved the establishment of a scheme (the "Subscription Scheme") under which selected employees are awarded newly issued shares. The purpose of both the Purchase Scheme and the Subscription Scheme is to recognize the contributions of certain employees of the Group, to retain them for the continued operation and development of the Group, and to attract suitable personnel for the further development of the Group. Under both schemes, following the making of an award to an employee, the relevant shares are held on trust for that employee and then vest over a period of time provided that the employee remains an employee of the Group at the relevant time and satisfies any other conditions specified at the time the award is made. The maximum aggregate number of shares that can be awarded under the two schemes is limited to one percent of the issued share capital of the Company (excluding shares that have already been transferred to employees on vesting).

## 31 Equity Compensation Benefits *(continued)*

### b. Share award schemes *(continued)*

A summary of movements in shares held under the share award schemes during the year is as follows:

| | Number of shares | |
|---|---|---|
| | **2003** | 2002 |
| *Beginning of year* | **7,935,205** | – |
| Issue of the Company's shares under the share award scheme at par value of HK$0.25 per share | – | 4,748,205 |
| Purchases from the market by the trustee at average market price of HK$4.35 (2002: HK$8.24) per share | **834,800** | 3,187,000 |
| Awards of vested shares to employees during the year | **(2,999,005)** | – |
| End of year | **5,771,000** | 7,935,205 |

The number of shares for the movement in 2002 has been retrospectively adjusted for the five-to-one share consolidation which took place in January 2003.

| In HK$ million | **2003** | 2002 |
|---|---|---|
| Fair value of shares held as at December 31 | **29** | 49 |
| Fair value, on issuance, of shares issued during the year | – | 34 |
| Fair value, on date of purchase, of shares purchased from the market | **4** | 26 |
| Fair value of shares awarded to employees during the year | **16** | – |
| Amounts recognized in the consolidated balance sheet as prepaid expenses | **17** | 25 |
| Amounts recognized in the consolidated income statement as staff costs | **12** | 3 |

### c. Employees' rights to invest in shares of JALECO

In August 2000, the Group established an incentive scheme under which certain employees of the Group are granted options to acquire equity interests in JALECO. The exercise price of the options to the employees was set at a price not less than the fair value of the shares at the time of issue. Shares of JALECO have been trading below the cost of the options since the first exercise date, and up to December 31, 2003. A total number of 4,021,000 (2002: 4,021,000) shares of JALECO were held by the incentive scheme which is operated under a limited partnership arrangement. As at December 31, 2003, no options have been exercised by the employees (2002: Nil).

Notes to the Financial Statements
December 31, 2003
(Amount expressed in Hong Kong dollars unless otherwise stated)

## 32 Reserves/(Deficit)

| In HK$ million | | | 2003 | | |
|---|---|---|---|---|---|
| | Share premium | Property revaluation reserve | Currency translation reserve | Deficit | Total |
| **THE GROUP** | | | | | |
| Beginning of year | **170,571** | **–** | **(117)** | **(177,534)** | **(7,080)** |
| Issue of ordinary shares, net of issuing expenses | **2,889** | **–** | **–** | **–** | **2,889** |
| Surplus on revaluation of investment properties | **–** | **305** | **–** | **–** | **305** |
| Translation exchange differences | **–** | **–** | **20** | **–** | **20** |
| Provision for impairment of goodwill attributable to REACH | **–** | **–** | **–** | **315** | **315** |
| Provision for impairment of goodwill attributable to subsidiaries | **–** | **–** | **–** | **469** | **469** |
| Loss for the year | **–** | **–** | **–** | **(6,100)** | **(6,100)** |
| End of year | **173,460** | **305** | **(97)** | **(182,850)** | **(9,182)** |
| Attributable to: | | | | | |
| – The Company and subsidiaries | **173,460** | **305** | **(97)** | **(183,004)** | **(9,336)** |
| – Jointly controlled companies | **–** | **–** | **–** | **57** | **57** |
| – Associates | **–** | **–** | **–** | **97** | **97** |
| End of year | **173,460** | **305** | **(97)** | **(182,850)** | **(9,182)** |
| **THE COMPANY** | | | | | |
| Beginning of year | **170,571** | **–** | **–** | **(143,306)** | **27,265** |
| Issue of ordinary shares, net of issuing expenses | **2,889** | **–** | **–** | **–** | **2,889** |
| Loss for the year | **–** | **–** | **–** | **(8,660)** | **(8,660)** |
| End of year | **173,460** | **–** | **–** | **(151,966)** | **21,494** |

| In HK$ million | | | 2002 | | |
|---|---|---|---|---|---|
| | Share premium | Property revaluation reserve | Currency translation reserve | Deficit | Total |
| THE GROUP | | | | | |
| Beginning of year | 169,635 | – | (224) | (182,310) | (12,899) |
| Issue of ordinary shares and exercise of options, net of issuing expenses | 936 | – | – | – | 936 |
| Realization of goodwill on disposal of RWC | – | – | – | 4,081 | 4,081 |
| Translation exchange differences | – | – | 107 | – | 107 |
| Provision for impairment of goodwill attributable to REACH | – | – | – | 8,263 | 8,263 |
| Provision for impairment of goodwill attributable to a subsidiary | – | – | – | 194 | 194 |
| Loss for the year | – | – | – | (7,762) | (7,762) |
| End of year | 170,571 | – | (117) | (177,534) | (7,080) |
| Attributable to: | | | | | |
| – The Company and subsidiaries | 170,571 | – | (117) | (178,531) | (8,077) |
| – Jointly controlled companies | – | – | – | 964 | 964 |
| – Associates | – | – | – | 33 | 33 |
| End of year | 170,571 | – | (117) | (177,534) | (7,080) |
| THE COMPANY | | | | | |
| Beginning of year | 169,635 | – | – | (129,257) | 40,378 |
| Issue of ordinary shares and exercise of options, net of issuing expenses | 936 | – | – | – | 936 |
| Loss for the year | – | – | – | (14,049) | (14,049) |
| End of year | 170,571 | – | – | (143,306) | 27,265 |

## 33 Deferred Taxation

**a.** Movement in deferred tax liabilities during the year is as follows:

| In HK$ million | 2003 | | | | | |
|---|---|---|---|---|---|---|
| | Accelerated tax depreciation | Valuation adjustment resulting from acquisition of subsidiaries | Leasing partnership | Revaluation of properties | Others | Total |
| THE GROUP | | | | | | |
| Beginning of year | **1,840** | **485** | **467** | **451** | **(78)** | **3,165** |
| Deferred taxation (credited)/charged to income statement during the year (note 15) | **(115)** | **5** | **2** | **20** | **(57)** | **(145)** |
| Exchange differences | – | – | – | – | **6** | **6** |
| *End of year* | **1,725** | **490** | **469** | **471** | **(129)** | **3,026** |

| In HK$ million | 2002 | | | | | |
|---|---|---|---|---|---|---|
| | Accelerated tax depreciation | Valuation adjustment resulting from acquisition of subsidiaries | Leasing partnership | Revaluation of properties | Others | Total |
| THE GROUP | | | | | | |
| Beginning of year | 2,036 | 506 | 520 | 395 | (137) | 3,320 |
| Deferred taxation (credited)/charged to income statement during the year (note 15) | (196) | (21) | (53) | 56 | 62 | (152) |
| Exchange differences | – | – | – | – | (3) | (3) |
| End of year | 1,840 | 485 | 467 | 451 | (78) | 3,165 |

**b.** Deferred income tax assets are recognized for tax loss carry forwards to the extent that realization of the related tax benefit through utilization against future taxable profits is probable. The Group has unutilized estimated tax losses of HK$13,766 million (2002: HK$12,176 million) to carry forward for deduction against future taxable income. Estimated tax losses of HK$1,818 million (2002: HK$1,205 million) will expire within 1-5 years from December 31, 2003. The remaining portion of the tax losses, mainly relating to Hong Kong companies, can be carried forward indefinitely.

Notes to the Financial Statements
December 31, 2003
(Amount expressed in Hong Kong dollars unless otherwise stated)

## 34 Notes to the Consolidated Cash Flow Statement

### a. Reconciliation of loss before taxation to net cash inflow from operating activities

| In HK$ million | The Group 2003 | 2002 |
|---|---|---|
| Loss before taxation | **(5,151)** | (6,482) |
| Adjustment for: | | |
| Losses on disposal of interests in RWC and MobileOne, net | **–** | 1,433 |
| Impairment loss on interest in REACH | **4,159** | 8,263 |
| Impairment loss on interest in another jointly controlled company | **227** | – |
| Impairment loss on interest in other associates | **78** | – |
| Provision for inventory obsolescence | **70** | 26 |
| Write-off of intangible assets | **–** | 8 |
| Interest income | **(132)** | (164) |
| Interest expense | **2,020** | 1,948 |
| Finance charges | **217** | 226 |
| Depreciation | **2,674** | 2,623 |
| Net unrealized holding (gains)/losses on other investments | **(8)** | 142 |
| Realized (gains)/losses on disposal of other investments | **(8)** | 182 |
| Realized gains on disposal of investments in jointly controlled companies and associates | **(8)** | (34) |
| Realized gains on disposal of investment securities | **(87)** | (56) |
| Provision for impairment of investments | **258** | 581 |
| Provision for impairment of fixed assets | **1,167** | 232 |
| Provision for impairment of multimedia business related assets | **301** | 309 |
| Provision for impairment of game business related assets | **893** | – |
| Provision for impairment of other non-current assets | **91** | – |
| Release of provision for an onerous contract | **–** | (464) |
| Loss on disposal of fixed assets | **145** | 76 |
| Provision for doubtful debts | **115** | 148 |
| Amortization of intangible assets | **132** | 112 |
| Amortization of goodwill | **82** | 85 |
| Amortization of business development costs | **–** | 12 |
| Amortization of premium received from equity options | **(12)** | (32) |
| Share of results of jointly controlled companies and associates | **826** | (831) |
| Gain on termination and amendment of the terms of cross currency swap contracts | **(532)** | (332) |
| **OPERATING PROFIT BEFORE CHANGES IN WORKING CAPITAL** | **7,517** | 8,011 |
| Decrease/(Increase) in operating assets: | | |
| – properties under development | **286** | (2,204) |
| – inventories | **(123)** | (135) |
| – accounts receivable | **54** | (32) |
| – prepayments, deposits and other current assets | **(245)** | 54 |
| – sales proceeds held in stakeholders' accounts | **(2,402)** | – |
| – restricted cash | **(2,701)** | – |
| – amounts due from related companies | **(25)** | 204 |
| Increase/(Decrease) in operating liabilities: | | |
| – accruals, accounts payable, provisions, other payables and deferred income | **3,448** | 159 |
| – amount due to minority shareholders of subsidiaries | **–** | 5 |
| – gross amounts due to customers for contract work | **(10)** | (38) |
| – amounts due to related companies | **(322)** | (446) |
| – advances from customers | **(63)** | (277) |
| **CASH GENERATED FROM OPERATIONS** | **5,414** | 5,301 |
| Interest paid | **(294)** | (221) |
| Interest received | **93** | 82 |
| Tax paid | | |
| – Hong Kong profits tax paid | **(1,371)** | (1,243) |
| – Overseas tax paid | **(26)** | (2) |
| **NET CASH INFLOW FROM OPERATING ACTIVITIES** | **3,816** | 3,917 |

## 34 Notes to the Consolidated Cash Flow Statement *(continued)*

### b. Acquisition of subsidiaries

| In HK$ million | The Group 2003 | 2002 |
|---|---|---|
| Net assets acquired: | | |
| Fixed assets | **25** | – |
| Inventories | **3** | – |
| Accounts receivable, prepayments, deposits and other assets | **161** | – |
| Cash and bank balances | **304** | – |
| Accounts payable, accruals and other payables | **(135)** | – |
| Minority interests | **4** | – |
| | **362** | – |
| Goodwill arising on acquisition | **55** | – |
| | **417** | – |
| Satisfied by: | | |
| Interest in jointly controlled companies | **130** | – |
| Interest in associates | **112** | – |
| Setting off shareholder's loan | **23** | – |
| Cash from internal resources | **152** | – |
| | **417** | – |
| Analysis of the net inflow of cash and cash equivalents in respect of the acquisition of subsidiaries: | | |
| Cash | **(152)** | – |
| Cash and bank balances acquired | **304** | – |
| Net cash inflow in respect of acquisition of subsidiaries | **152** | – |

### c. Analysis of cash and cash equivalents

| In HK$ million | The Group 2003 | 2002 |
|---|---|---|
| Cash and bank balances | **8,248** | 8,638 |
| Bank loans and overdrafts | **(12)** | (37) |
| Restricted cash | **(2,701)** | (720) |
| Cash and cash equivalents as at December 31 | **5,535** | 7,881 |

## 35 Net Lease Payments Receivable

A company within the Group is a limited partner in a number of limited partnerships, which own and lease assets to third parties.

| In HK$ million | The Group 2003 | 2002 |
|---|---|---|
| The net investment in relation to these finance leases comprises: | | |
| Net lease payments receivable | **454** | 475 |
| Less: Current portion of net lease payments receivable (included in "Prepayments, deposits and other current assets" on consolidated balance sheet) | **(77)** | – |
| | **377** | 475 |

Non-recourse finance of HK$2,302 million (2002: HK$2,600 million) has been offset against net rentals receivable in arriving at the above net investment in finance leases.

(Amount expressed in Hong Kong dollars unless otherwise stated)

## 36 Financial Instruments

### a. Equity options

In 2002, the Group entered into certain derivative contracts, in the form of equity swap and equity option contracts, with a third party with the effect of entering into forward sales of a portion of certain quoted other investments plus written call options for the remaining portion of those quoted other investments. The deemed forward sales effectively eliminated the Group's exposure to market price fluctuation and accordingly, the underlying quoted other investments were carried at the deemed forward price as at December 31, 2002. An advance receipt of approximately HK$187 million for the deemed forward sales was received in 2002. The amount was included in other long-term liabilities in the consolidated balance sheet and is interest bearing at commercial rate. The Group recognized a gain of approximately HK$10 million for marking the quoted other investments to the deemed forward price and the gain was reflected in net gains on investments in the income statement for the year ended December 31, 2002. The Group also received premiums of approximately HK$25 million for the written call options with notional amount of approximately HK$71 million. The premiums received were recorded as deferred income and are being amortized into income on a straight-line basis over the life of the call options. The underlying quoted other investments are carried at market value at each balance sheet date and any unrealized holding gains or losses are recognized in the income statement in the period as it arises. The underlying quoted other investments for both the deemed forward sale and written call options have been placed as collateral for the above equity swap and equity option transactions (note 26(e)). No new derivative contract of this nature was entered into by the Group in 2003.

Apart from the above, as at December 31, 2003, the Group had no other outstanding written equity call options (2002: with a total notional amount of approximately HK$157 million). Other than the equity options as mentioned in the previous paragraph, the Group did not receive premiums on writing new equity options in 2003 and 2002.

The notional amounts of the outstanding equity option contracts indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk.

### b. Interest rate options

The Group enters into interest rate options to manage its interest rate risk. As at December 31, 2003, the total notional amount of such instruments was HK$68 million (2002: HK$150 million).

The notional amounts of the outstanding interest rate options indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk.

### c. Swaps

As at December 31, 2003, the Group had outstanding cross currency swap contracts of US$2,756 million and Yen 30,000 million (2002: US$2,990 million and Yen 30,000 million) at various rates totaling approximately HK$21,497 million and HK$1,950 million (2002: HK$23,322 million and HK$1,950 million), respectively, to manage the Group's exposure to foreign currencies and interest rate fluctuations. In addition, the Group had outstanding swap contracts to receive HK$7,800 million at monthly floating rate and to pay HK$7,800 million at daily floating rate to manage the Group's exposure to interest rate fluctuation as at December 31, 2002.

During the year ended December 31, 2003, the Group has recognized a gain of approximately HK$532 million (2002: HK$332 million) from the termination of certain cross currency swap contracts and the amendment of the terms of another cross currency swap contract. The gain is reflected under "Net gains on investments" in the consolidated income statement (see note 7).

## 37 Commitments

### a. Capital

| In HK$ million | The Group 2003 | 2002 |
|---|---|---|
| Authorized and contracted for | **3,025** | 4,155 |
| Authorized but not contracted for | **3,480** | 7,436 |
| | **6,505** | 11,591 |

An analysis of the above capital commitments by nature is as follows:

| In HK$ million | The Group 2003 | 2002 |
|---|---|---|
| Investments | **274** | 137 |
| Investment properties | **82** | – |
| Property development (note i) | **5,637** | 11,080 |
| Development of Internet business | **–** | 101 |
| Construction contracts | **–** | 24 |
| Acquisition of fixed assets | **512** | 247 |
| Others | **–** | 2 |
| | **6,505** | 11,591 |

i. The capital commitment as disclosed above represented management's best estimate of total construction costs for the Cyberport Project, which has been revised from the total construction costs since the Cyberport Project Agreement was entered into on May 17, 2000.

### b. Operating leases

As at December 31, 2003, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

*Land and buildings*

| In HK$ million | The Group 2003 | 2002 |
|---|---|---|
| Within 1 year | **148** | 188 |
| After 1 year but within 5 years | **259** | 288 |
| After 5 years | **198** | 123 |
| | **605** | 599 |

*Equipment*

| In HK$ million | The Group 2003 | 2002 |
|---|---|---|
| Within 1 year | **44** | 35 |
| After 1 year but within 5 years | **–** | 29 |
| | **44** | 64 |

### c. Others

As at December 31, 2003, the Group had outstanding forward foreign exchange contracts to buy US$750 million (2002: buy US$160 million and sell S$110 million) at various rates totaling approximately HK$5,860 million (2002: HK$1,245 million and US$63 million).

## 38 Contingent Liabilities

| In HK$ million | The Group | | The Company | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| Performance guarantee | **130** | 74 | **–** | 1 |
| Tender guarantee | **2** | 10 | **–** | – |
| Advance payment guarantee | **9** | 14 | **–** | – |
| Guarantees given to banks in respect of credit facilities granted to | | | | |
| – subsidiaries | **–** | – | **17,632** | 14,112 |
| – an associate | **85** | – | **–** | – |
| Guarantee in lieu of cash deposit | **16** | 20 | **–** | – |
| Staff mortgage loan guarantee | **1** | 5 | **–** | – |
| Guarantee indemnity | **12** | 11 | **–** | – |
| | **255** | 134 | **17,632** | 14,113 |

On April 23, 2002, a writ of summons was issued against PCCW-HKT Limited ("HKT"), an indirect wholly-owned subsidiary of the Company, by New Century Infocomm Tech Co., Ltd. for HKT's failure to purchase 6,522,000 shares of Taiwan Telecommunication Network Services Co., Ltd. ("TTNS"), an indirect subsidiary of the Company, pursuant to an option agreement entered into on July 24, 2000. The total claim against HKT amounted to approximately HK$96 million (NT$418 million), being the purchase price of shares in TTNS, contractual interest for the period from January 1, 2001 to January 2, 2002 at 6.725 percent per annum and interest on the due amount pursuant to Sections 48 and 49 of the High Court Ordinance, Cap. 4. However, this figure should be reduced by the current market value of the shares in TTNS which would be transferred to HKT in the event that the claimants are successful in their claim. A defence was filed by HKT on May 29, 2002 and proceedings are ongoing. Based on legal advice received, the directors consider that HKT has valid defences and therefore no provision has been made.

On August 23, 2003, a summons was issued against the Company upon the application of Wharf T&T Limited ("Wharf"). The summons relates to an application to a Magistrate for an order declaring that the Company shall not obstruct or prevent Wharf from entering PCCW Tower for the purposes of exercising its rights under Section 14(1) of the Telecommunications Ordinance to install telephone lines amongst other things. Based on facts available and legal advice received, the application would not result in any award, damages or monetary penalty against the Company. Accordingly, no provision has been made.

The Company is subject to certain parent company guarantee obligations to guarantee performance of its wholly-owned subsidiaries in the normal course of their businesses. The amount of liabilities arising from such obligations, if any, cannot be ascertained but the Directors are of the opinion that any resulting liability would not materially affect the financial position of the Company.

## 39 Banking Facilities

Aggregate banking facilities as at December 31, 2003 were HK$17,714 million (2002: HK$21,660 million) of which the unused facilities amounted to HK$12,745 million (2002: HK$3,521 million).

A summary of major loan agreement terms is set out in note 27(a).

Security pledged for certain banking facilities includes:

| In HK$ million | The Group | |
|---|---|---|
| | **2003** | 2002 |
| Investment properties | **3,737** | 3,830 |
| Land and buildings | **–** | 93 |
| Interest in a subsidiary | **312** | 312 |
| Fixed deposit | **119** | 122 |
| Investment securities | **20** | – |
| | **4,188** | 4,357 |

## 39 Banking Facilities *(continued)*

As at December 31, 2002, Cyber-Port Limited, an indirect wholly-owned subsidiary of the Company, had been granted a standby letter of credit facility amounting to approximately HK$722 million from a bank for the purpose of providing a cashflow guarantee covering an amount equal to the 6-month forecast net cashflow requirements of the Cyberport Project, defined in and pursuant to the terms of the Cyberport Project Agreement. Such facility was secured by a bank fixed deposit of approximately HK$720 million placed by the Company. This amount was included in "Restricted cash" on consolidated balance sheet (see note 26(c)) as at December 31, 2002. There was no such standby letter of credit facility as at December 31, 2003.

## 40 Post Balance Sheet Events

The following events occurred subsequent to December 31, 2003 up to the date of approval of these financial statements by the Board of Directors:

**a.** On January 19, 2004, the Company prepaid in full a HK$750 million term loan.

**b.** On February 17, 2004, HKTC drew down HK$600 million under a five-year HK$6,000 million revolving loan facility entered into in December 2003.

**c.** On February 19, 2004, HKTC drew down HK$2,800 million under a seven-year HK$2,800 million revolving credit and term loan facility entered into in August 2003. This facility was amended to become a 100 percent revolving loan facility in October 2003.

**d.** On February 19, 2004, a sale and purchase agreement was signed to dispose of The Broadway, the office building located in the Wan Chai district in Hong Kong, at a profit of approximately HK$40 million and the completion date will be on or before March 16, 2004.

**e.** On February 26, 2004, the Company prepaid in full the HK$3,003 million five-year term loan.

**f.** On March 1, 2004, Beijing Jing Wei House and Land Estate Development Co., Ltd., an indirectly wholly-owned subsidiary of the Company, prepaid the outstanding principal amount of RMB1,220 million under the RMB1,300 million loan facility.

**g.** The Company and Dong Fang Gas Holdings Limited ("DFG"), a company incorporated in Bermuda and whose shares are listed on the Stock Exchange, entered into an agreement on March 5, 2004 (the "Sale and Purchase Agreement"). Pursuant to the Sale and Purchase Agreement, DFG has conditionally agreed to purchase the Company's interest in certain investment properties, the Cyberport Project and related property and facilities management companies for an aggregate consideration of HK$6,557 million. Approximately HK$2,967 million of the aggregate consideration will be satisfied by the allotment and issue of new shares of DFG. The remaining HK$3,590 million is to be satisfied by the issuance of convertible notes by DFG to the Company entitling the holder to convert the principal amount into new shares of DFG. DFG will become a subsidiary of the Company immediately after completion of the Sale and Purchase Agreement. The Group is in the process of evaluating the financial impact of this transaction which will be reflected in the Group's 2004 financial statements.

# Five Year Financial Summary

For the year ended December 31, 2003

**Results**

| In HK$ million | **2003** | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| **TURNOVER BY PRINCIPAL ACTIVITY** | | | | | |
| Telecommunications Services | **16,572** | 18,007 | 19,827 | 6,839 | 133 |
| Business eSolutions | **2,326** | 2,234 | 1,936 | 357 | – |
| Infrastructure | **4,600** | 685 | 1,368 | 459 | 18 |
| Others | **426** | 793 | 468 | 179 | 1 |
| Eliminations of inter-segment sales | **(1,374)** | (1,607) | (1,640) | (543) | – |
| | **22,550** | 20,112 | 21,959 | 7,291 | 152 |
| Profit/(Loss) from operations | **2,256** | 4,380 | 5,450 | (127,069) | 281 |
| Finance (costs)/income, net | **(2,117)** | (1,997) | (3,056) | (2,356) | 56 |
| Gain on disposal of discontinued operations | **–** | – | – | – | 21 |
| Share of results of equity accounted entities | **(826)** | 831 | 833 | 627 | (5) |
| Impairment losses on interests in jointly controlled companies and associates | **(4,464)** | (8,263) | – | – | – |
| Losses on disposal of interests in Joint Venture (Bermuda) No. 2 Limited and MobileOne Ltd, net | **–** | (1,433) | – | – | – |
| (Loss)/Profit before taxation | **(5,151)** | (6,482) | 3,227 | (128,798) | 353 |
| Taxation | **(1,165)** | (1,406) | (1,982) | (554) | (7) |
| (Loss)/Profit after tax | **(6,316)** | (7,888) | 1,245 | (129,352) | 346 |
| Minority interests | **216** | 126 | 98 | 23 | 1 |
| (Loss)/Profit for the year | **(6,100)** | (7,762) | 1,343 | (129,329) | 347 |

**Assets and Liabilities**

| As at December 31, in HK$ million | **2003** | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| Total non-current assets | **29,523** | 37,161 | 38,130 | 35,805 | 7,360 |
| Total current assets | **15,124** | 12,602 | 13,711 | 32,497 | 6,551 |
| Total current liabilities | **(10,699)** | (9,004) | (10,966) | (72,658) | (1,484) |
| Net current assets/(liabilities) | **4,425** | 3,598 | 2,745 | (40,161) | 5,067 |
| Total assets less current liabilities | **33,948** | 40,759 | 40,875 | (4,356) | 12,427 |
| Total non-current liabilities | **(41,484)** | (46,267) | (51,372) | (12,992) | (1,183) |
| Net (liabilities)/assets | **(7,536)** | (5,508) | (10,497) | (17,348) | 11,244 |

# Schedule of Principal Properties

Year 2003

| Property | Classification | Status | Existing Use | Gross Site Area (sq.m.) | Gross Floor Area (sq.m.) | Lease Term* | Group Interest |
|---|---|---|---|---|---|---|---|
| **The PRC** | | | | | | | |
| Pacific Century Place, Beijing, 2A Worker's Stadium Road, North Chaoyang District, Beijing | | | | 29,323 | | | |
| Tower A (except 13th Floor for own use) | Investment properties | Existing | Office for lease | | 39,606 | Medium | 100% |
| Tower B | Investment properties | Existing | Office for lease | | 20,104 | Medium | 100% |
| Tower C | Investment properties | Existing | Residential | | 21,718 | Medium | 100% |
| Tower D | Investment properties | Existing | Residential | | 10,946 | Medium | 100% |
| Carpark Block | Investment properties | Existing | For lease | | 451 spaces | Medium | 100% |
| Podium | Investment properties | Existing | Shopping mall and basement carpark for lease | | 67,866 and 380 carpark spaces | Medium | 100% |
| **Hong Kong** | | | | | | | |
| The Broadway, 54-62 Lockhart Road, Wanchai, Hong Kong | Investment properties | Existing | Office/shop for lease | | 6,092 | Medium | 100% |
| Section A of Lot No. 3054 The Remaining Portion of Lot No. 3087 Lot Nos. 3203 & 3205 Demarcation District No. 104 Mai Po, Yuen Long, New Territories | Properties held for development | Vacant agricultural land | Land Bank | 15,672 | Not applicable | Medium | 100% |
| 18th Floor & 20th Floor, the Main Roof & Parking Space Nos. 5, 6, 7, 8, Lorry Spaces No. L3, L4 & L5 of Paramount Building, No.12 Ka Yip Street, Chai Wan, Hong Kong | Land and building | Existing | Workshop, office and storage | Not applicable | 3,778 | Medium | 100% |
| 4th to 13th, 16th to 18th, part of 20th, 21st to 26th, 28th, 30th to 31st, part of 32nd, 35th to 38th Floors of PCCW Tower, TaiKoo Place, No. 979 King's Road, Quarry Bay, Hong Kong | Investment properties | Existing | Office for lease | | 35,850 | Long | 100% |
| 12th, 13th, 16th, half of 17th, 21st to 24th Floors and the flat roof thereof East Exchange Tower, Nos. 38-40 Leighton Road, Causeway Bay, Hong Kong | Investment properties | Existing | Carparks, telephone exchange and offices | | 3,736 | Long | 100% |

* Lease term:
Long term: Lease not less than 50 years
Medium term: Lease less than 50 years but not less than 10 years

# Investor Relations

## Financial Calendar

| | | |
|---|---|---|
| 2003 | Final Results | March 2004 |
| 2004 | Annual General Meeting | May 2004 |
| 2004 | Interim Results | August 2004 |

## Listings

The Company's securities are listed on The Stock Exchange of Hong Kong Limited, and in the form of American Depositary Receipts ("ADRs") on the New York Stock Exchange, Inc. Each ADR represents 10 ordinary shares of the Company. Certain convertible bonds and USD guaranteed notes issued by wholly-owned subsidiaries of the Company are listed on the Luxembourg Stock Exchange. The convertible bonds are convertible into ordinary shares of the Company.

The Company is subject to the regulations of the United States Securities and Exchange Commission ("SEC") as they apply to foreign companies whose securities are listed on a U.S. stock exchange. As required by the United States securities laws, the Company will file an annual report on Form 20-F with the SEC on or before June 30, 2004. Once filed, a copy of the Form 20-F may be obtained from our website or Investor Relations office.

ADR holders registered on the books of the ADR Depositary Bank in New York (including beneficial owners) as at close of business April 1, 2004, can vote by proxy at the Annual General Meeting by completing a voting instruction card provided by the Depositary Bank. The Depositary will tabulate and transmit the votes to the Company before the Annual General Meeting.

Additional information and specific enquiries concerning the Company's ADRs should be directed to the Company's ADR Depositary at the address given on this page.

Other enquiries regarding the Company should be addressed to Investor Relations at the address given on this page.

## Annual Report 2003

This annual report 2003 ("Annual Report 2003") in both English and Chinese is now available in printed form and on the Company's website at www.pccw.com.

Shareholders who:
A) received our Annual Report 2003 by electronic means may request a printed copy of the Annual Report 2003; or
B) received our Annual Report 2003 in either English or Chinese may request a printed copy of the other language version
by writing to the Company's Share Registrars at:

**PCCW Limited**
c/o Share Registrars
Computershare Hong Kong Investor Services Limited
Rooms 1901–5
19th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
Fax: +852 2529 6087/+852 2865 0990
Email: hkinfo0008@computershare.com.hk

Shareholders who have chosen to receive the Annual Report 2003 by electronic means through the Company's website and who, for any reason, have difficulty in receiving or gaining access to the Annual Report 2003 will promptly upon request to the Company's Share Registrars, Computershare Hong Kong Investor Services Limited, be sent the Annual Report 2003 in printed form free of charge.

Shareholders may change their choice of language or means of receipt of the Company's corporate communications at any time, free of charge, by notice in writing to the Company's Share Registrars.

## Index Constituent

PCCW Limited is a constituent of the following indices:
Hang Seng Index
MSCI Index Series
FTSE4Good Global Index

## Stock Codes

| | |
|---|---|
| The Stock Exchange of Hong Kong Limited | 0008 |
| Reuters | 0008.HK |
| Bloomberg | 8 HK |
| ADRs | PCW |

## Company Secretary

Hubert Chak

## Registered Office

39th Floor, PCCW Tower
TaiKoo Place, 979 King's Road
Quarry Bay, Hong Kong
Telephone: +852 2888 2888 Fax: +852 2877 8877

## Registrars

Computershare Hong Kong Investor Services Limited
Rooms 1901–5, 19th Floor, Hopewell Centre
183 Queen's Road East, Hong Kong
Telephone: +852 2862 8628 Fax: +852 2529 6087
Email: hkinfo@computershare.com.hk

## ADR Depositary

Citibank, N.A.
American Depositary Receipts (ADR)
111 Wall Street, New York, NY 10005 USA
Toll Free Number: +1 877 CITIADR (248 4237)
Email: citibank@shareholders-online.com

## Investor Relations

Erik Floyd
Director of Investor Relations
PCCW Limited
41st Floor, PCCW Tower
TaiKoo Place, 979 King's Road
Quarry Bay, Hong Kong
Telephone: +852 2514 5084 Fax: +852 2962 5003
Email: ir@pccw.com

## Website

www.pccw.com

## FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements as defined in Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These forward-looking statements are not historical facts. Rather, the forward-looking statements are based on the current beliefs, assumptions, expectations, estimates and projections of the directors and management of PCCW Limited (the "Company") about its business and the industry and markets in which it operates. These forward-looking statements include, without limitation, statements relating to revenues and earnings. The words "believe", "intend", "expect", "anticipate", "project", "estimate", "predict" and similar expressions are also intended to identify forward-looking statements.

These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Company's control and are difficult to predict. Consequently, actual results could differ materially from those expressed, or forecast, in the forward-looking statements. Factors that could cause actual results to differ materially from those reflected in the forward-looking statements include: (a) increased competition in the Hong Kong telecommunications markets and the regulatory constraints that apply to the Company that hinder its ability to compete on a level playing field; (b) the continuing effects of the currently contemplated regulatory initiatives relating to broadband access services; (c) the Company's ability to execute its business strategy including its ability to enter into business combinations, strategic investments and acquisitions; (d) the Company's ability to implement its business plan as a consequence of its substantial debt; (e) the risks associated with our acquisition of international connectivity services from our international telecommunications network backbone joint venture given the volatile trading conditions in the sub-sea cable sector; (f) the risks related to the funding requirement of the Company's development of the Cyberport project, as affected by factors such as the demand for, and pricing of, the residential units for pre-sale and sale, and the overall costs and expenditures relating to the project and other obligations under the project agreement with the Hong Kong Government; and (g) the Risk Factors set out in the "Risk Factors" section of the Company's 2002 annual report on Form 20-F, as filed with the United States Securities and Exchange Commission on June 30, 2003 and published on the Company's website. Reliance should not be placed on these forward-looking statements, which reflect the view of the Company's directors and management as of the date of this report only. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after publication.

## Exchange Rates

This report contains translations of certain Hong Kong dollar amounts into US dollars, and vice versa, at the fixed rate of US$1 = HK$7.80, solely for illustrative purposes. This does not mean that the currency conversions have been, or could be, converted at that rate or at any other rate of exchange.

Designed by Sedgwick Richardson

**PCCW Limited**

39/F, PCCW Tower, TaiKoo Place, Quarry Bay, Hong Kong

T: +852 2888 2888 F: +852 2877 8877 www.pccw.com

PCCW is listed on The Stock Exchange of Hong Kong Limited (SEHK: 0008)
with an ADR listing on the New York Stock Exchange, Inc. (NYSE: PCW)

Copyright © PCCW Limited 2004. All Rights Reserved.

PCCW

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**PCCW LIMITED**

Dated: April 13, 2004

By: ______________________

Name: Hubert Chak

Title: Company Secretary